As filed with the Securities and Exchange Commission on June 8, 2005

Registration No. 333-124968

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

COGENT, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7373	95-4305768
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

Ming Hsieh

President and Chief Executive Officer

Cogent, Inc.

209 Fair Oaks Avenue

South Pasadena, California 91030

(626) 799-8090

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:
Scott M. Stanton, Esq. Steven G. Rowles, Esq. Morrison & Foerster LLP 3811 Valley Centre Drive, Suite 500 San Diego, California 92130 (858) 720-5100	W. Clayton Johnson, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 8, 2005

11,000,000 Shares

COMMON STOCK

Cogent, Inc. is offering 4,000,000 shares of its common stock, and the selling stockholders are offering 7,000,000 shares. Cogent will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “COGT.” The last reported sale price of our common stock on June 7, 2005 was $22.93 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Cogent	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

A selling stockholder has granted the underwriters the right to purchase up to an additional 1,650,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY         JPMORGAN

BEAR, STEARNS & CO. INC.         SG COWEN & CO.

NEEDHAM & COMPANY, LLC

                    , 2005

Fingerprint Biometric Security Solutions Worldwide

- Location of a Cogent customer.
- Location where Cogent's solutions have been deployed as part of US-VISIT, a Department of Homeland Security program requiring the fingerprinting of visitors to the United States.

COGENT SYSTEMS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Overview

We are a leading provider of Automated Fingerprint Identification Systems, or AFIS, and other fingerprint biometric solutions to governments, law enforcement agencies and other organizations worldwide. Our solutions are used primarily in border control, law enforcement and civil applications, and increasingly in commercial applications. Our solutions enable our customers to capture fingerprint images electronically, encode fingerprints into searchable files and accurately compare a set of fingerprints to a database containing potentially millions of fingerprints in seconds. For over fifteen years, we have researched, designed, developed and marketed fingerprint biometrics technologies that incorporate advanced concepts in fluid dynamics, neural networks, image enhancement, data mining and massively parallel processing. Our proprietary software algorithms, together with optimized hardware, enable our customers to cost-effectively achieve what we believe to be industry-leading accuracy rates and performance. We support the latest standards in fingerprint biometrics and have based our systems on cost-effective industry-standard hardware and software platforms. We are focused on enabling our customers to expand the capabilities of their systems as their biometrics needs evolve.

We market our solutions directly to end customers and indirectly as a subcontractor with other vendors to U.S. and international government organizations such as the U.S. Department of Homeland Security, or DHS, the National Electoral Council in the Republic of Venezuela, or CNE, the U.S. Department of Justice, Federal Bureau of Investigations, or FBI, the Federal Bureau of Prisons, the European Commission, the Chilean National Police, the Italian National Police, the U.K. police, and the Singapore National Police, state and local law enforcement and government agencies, such as the Los Angeles County Sheriff’s Department and the Los Angeles Police Department, the State of Connecticut and the Ohio Bureau of Criminal Investigation and Identification, and other organizations such as the National Association of Securities Dealers and Hewlett-Packard. To date, we have served as the primary supplier of AFIS solutions for the United States Visitor and Immigrant Status Indicator Technology, or US-VISIT, program, an extensive effort by the DHS requiring the fingerprinting of visitors that enter and exit the United States through air, sea and land ports.

Our Industry

Effectively authenticating and identifying individuals is critical to the safety and integrity of transactions, communications, travel and life in today’s society. Authentication is the act of confirming that an individual is who he claims to be, while identification is the act of determining the identity of an unknown person. Security breaches and frauds resulting from failures to authenticate and identify individuals can cause significant economic harm and loss of life, as demonstrated by the recent increase in the number and severity of terrorist attacks worldwide. In response to the resultant demand for more effective security, governments, businesses and other organizations are seeking to improve upon traditional authentication and identification methodologies, such as signatures, photos or physical access cards. These traditional authentication methodologies can be easily compromised and are also cumbersome and inefficient for both users and administrators.

The inadequacies of these traditional methodologies have contributed to the increased focus in recent years on the development of biometrics as an alternative. Biometrics is the automated use of unique physiological characteristics of individuals, such as fingerprints, palm prints, faces or irises, to authenticate or verify an individual’s identity. Biometrics can be more accurate, convenient and cost-effective than traditional methodologies due to its reliance on unchanging, unique characteristics that cannot be lost, stolen, forged, shared or forgotten. Of the various types of biometrics, fingerprints have been, and we believe will continue to be, the most widely used biometric because they are relatively simple to capture, are oftentimes left at crime scenes, are relatively non-intrusive and are supported by a standardized classification format. In addition, databases of hundreds of millions of fingerprints are already in use by law enforcement agencies, government agencies and other organizations worldwide.

The market for AFIS, which has traditionally been focused on large-scale biometrics systems for law enforcement and government applications, and the market for other fingerprint biometric solutions, which are emerging applications primarily for the commercial sector, are both expected to increase significantly. We believe there are a number of factors driving this growth, including:

•	Recent legislation has been passed in the United States and in many foreign jurisdictions, such as the European Union, mandating the implementation of fingerprint systems at points of entry and exit, including borders, seaports and airports;

•	Government mandates that require real-time identification and authentication in high traffic areas such as airports and border crossings will require AFIS solutions that produce increasingly fast response times when searching large fingerprint databases;

•	Recent terrorist attacks and security breaches have resulted in people becoming increasingly willing to submit to fingerprinting and other protective measures designed to enhance security;

•	There are approximately 15,000 state and local law enforcement agencies in the United States, many of which use an AFIS. It is anticipated that many of these agencies will upgrade their existing AFIS due to the emergence of a new, higher resolution fingerprint standard;

•	Many countries have begun implementing passports, national identification cards and voting machines that use fingerprint information to improve security and streamline citizen-to-government interactions. For example, in 2004 the government of Venezuela held a national referendum and mayoral elections using voting machines that utilized fingerprint information to authenticate the identities of voters and to prevent duplicate voter registration;

•	Increased government spending on the infrastructure for fingerprint biometrics and the improving price-to-performance characteristics of biometrics technology are expediting the adoption of other fingerprint biometrics solutions primarily by the commercial sector; and

•	Increasing amounts of personal and financial information stored on and transmitted through cell phones and smart handheld devices have led to increased concern over the security of such information.

To satisfy the evolving needs of the market for AFIS and other fingerprint biometric solutions, vendors must deliver systems that achieve both an increasingly high level of accuracy and performance in a cost-effective and scalable manner. We are one of only four major suppliers of fully integrated AFIS solutions that address this market.

Our Solution

We are a leading provider of fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. Key elements of our solution include:

•	End-to-End Solution and Services Capability. Our fully integrated AFIS solution, comprised of our proprietary fingerprint biometrics software, together with optimized hardware and professional and custom development services, provides a total biometrics solution to our customers.

•	High Accuracy Rates. We employ technology based on over fifteen years of research and development in fluid dynamics, neural networks and image processing principles to achieve what we believe to be industry-leading accuracy rates, while still maintaining rapid response times when searching large fingerprint databases.

•	High Performance. By utilizing our advanced search algorithms together with optimized hardware, we achieve high performance levels that enable our customers to deploy our systems in high traffic areas where real-time authentication or identification is critical, while still maintaining high accuracy rates.

•	Significant Cost Savings and Linear Scalability and Flexibility. We believe we provide a significantly lower total cost of ownership than competing solutions because our systems are compatible with earlier versions, interoperable with a wide variety of industry-standard software and hardware platforms and can scale linearly in performance to meet our customers’ evolving needs.

Our Strategy

Our objective is to become the leading provider of biometric solutions for governments, law enforcement agencies and other organizations worldwide. Key elements of our strategy to achieve this objective include:

•	increase sales to government organizations in the United States;

•	expand our international presence;

•	increase the size and scope of our customer engagements;

•	pursue opportunities in the developing markets for other fingerprint biometrics solutions;

•	continue to innovate and develop leading biometrics technology capabilities; and

•	pursue strategic alliances and acquisitions.

Corporate Information

We were incorporated in California in April 1990 and reincorporated in Delaware in May 2004. The address of our principal executive office is 209 Fair Oaks Avenue, South Pasadena, California 91030, and our telephone number is (626) 799-8090. Our web site address is www.cogentsystems.com. The information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	4,000,000 shares

Common stock offered by the selling stockholders	7,000,000 shares

Common stock to be outstanding after this offering	90,635,992 shares

Use of proceeds	We intend to use the net proceeds that we receive from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Nasdaq National Market symbol	“COGT”

The number of shares of our common stock to be outstanding immediately after the offering is based on 85,603,457 shares outstanding as of May 10, 2005. The number of shares of our common stock that will be outstanding immediately after this offering also includes 1,032,535 shares of common stock issuable upon exercise of options outstanding at May 10, 2005. These options will be exercised by four selling stockholders, and the shares purchased through these exercises will be sold in this offering. The common stock outstanding immediately after this offering excludes (i) 7,084,793 shares of common stock issuable as of May 10, 2005 upon the exercise of stock options issued under our stock option plans at a weighted average exercise price of $1.27 per share, less 1,032,535 shares of common stock subject to options which, as noted above, will be exercised by four selling stockholders in this offering, and (ii) 4,011,750 shares of common stock reserved for issuance as of May 10, 2005 under our 2004 Equity Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus assumes:

•	no exercise of stock options after May 10, 2005; and

•	no exercise by the underwriters of their right to purchase up to an additional 1,650,000 shares from a selling stockholder to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables provide our summary consolidated financial information. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three month periods ended March 31, 2004 and 2005 and the summary consolidated balance sheet data as of March 31, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004(1)	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenues	$16,357	$32,179	$87,688	$15,398	$35,841
Gross profit	11,388	21,942	57,861	12,300	20,719
Operating expenses:
Research and development	4,551	5,687	6,890	1,660	1,913
Selling and marketing	2,135	2,752	3,826	807	1,526
General and administrative	2,152	1,986	3,976	818	1,727
Amortization of deferred stock-based compensation	10	1,142	9,759	4,223	1,623

Total operating expenses	8,848	11,567	24,451	7,508	6,789

Operating income	2,540	10,375	33,410	4,792	13,930
Income tax provision (benefit)	35	577	(6,428)	311	5,537
Net income	$2,279	$9,189	$42,581	$4,517	$10,065

Net income per share:
Basic	$0.04	$0.15	$0.65	$0.08	$0.12
Diluted	$0.04	$0.14	$0.56	$0.07	$0.11
Weighted average number of shares used in per share calculations:
Basic	60,000	60,000	65,617	60,000	82,008
Diluted	63,723	67,853	75,817	68,576	91,845
Pro forma net income data:(2)
Income before income taxes and after equity in losses of investee and impairment of equity investment, as reported	$2,314	$9,766	$36,153	$4,828
Pro forma provision for income taxes	636	4,123	14,837	2,752

Pro forma net income	$1,678	$5,643	$21,316	$2,076

Pro forma net income per share:
Basic	$0.03	$0.09	$0.32	$0.03
Diluted	$0.03	$0.08	$0.28	$0.03

The as adjusted column of the consolidated balance sheet data reflects (i) the sale of 4,000,000 shares of common stock offered by us at an assumed public offering price of $22.93 per share, after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, and (ii) the proceeds from the exercise of options to purchase 1,032,535 shares of common stock by four selling stockholders in this offering.

	As of March 31, 2005
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and investments in marketable securities, current and long term	$219,977	$307,538
Total debt	—	—
Working capital	168,787	256,348
Total assets	294,330	381,891
Deferred revenue	48,498	48,498
Total stockholders’ equity	239,662	327,223

(1)	Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2004, an error was discovered in the calculation of amortization of deferred stock-based compensation that extended back into 2003, as previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. As a result, our results of operations for the three months ended March 31, 2004 were restated from the amounts previously reported in the registration statement on Form S-1 for our initial public offering. The effects of the error in 2003 were not significant and were recognized in the three months ended March 31, 2004. See Note 15 to our consolidated financial statements.
(2)	We were an S Corporation prior to September 22, 2004, and thus were exempt from paying federal income taxes and paid certain state income taxes at a reduced rate. We terminated our S Corporation status effective September 22, 2004. Pro forma net income data is unaudited and reflects the income tax expense that would have been recordable had we not been exempt from paying income taxes due to our S Corporation election. Pro forma net income data for the years ended December 31, 2002 and 2003 have been corrected from the data presented in our Annual Report on Form 10-K for the year ended December 31, 2004 to properly reflect the inclusion of equity in losses of investee and impairment of equity investment. See Note 14 to our consolidated financial statements.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline, and you might lose all or part of your investment in our common stock.

Risks Related To Our Business

Our business could be adversely affected by significant changes in the contracting or fiscal policies of governments and governmental entities.

We derive substantially all of our revenues from contracts with international, federal, state and local governments and government agencies, and subcontracts under federal government prime contracts, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts either directly or through prime contractors. Accordingly, changes in government contracting policies or government budgetary constraints could directly affect our financial performance. Among the factors that could adversely affect our business are:

•	changes in fiscal policies or decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	changes in political or social attitudes with respect to security and defense issues;

•	potential delays or changes in the government appropriations process; and

•	delays in the payment of our invoices by government payment offices.

These and other factors could cause governments and governmental agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from exercising options to renew contracts, any of which could have an adverse effect on our business, financial condition and results of operations. Many of our government customers are subject to stringent budgetary constraints. The award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at these agencies.

In 2004 and for the three months ended March 31, 2005, we derived 71% and 70%, respectively, of our revenues from a limited number of customers.

In each fiscal period we have derived, and we believe that in each future fiscal period we will continue to derive, a significant portion of our revenues from a limited number of customers. We had three customers that collectively accounted for 71% of revenues in 2004, including the DHS and the CNE, which accounted for 25% and 38% of revenues, respectively. In the three months ended March 31, 2005, the DHS and the CNE collectively accounted for 70% of revenues for that period, or 26% and 44%, respectively. The success of our business is substantially dependent on the continuation of our relationships with, and additional sales to, these significant customers. In addition, our business is dependent upon entering into relationships with additional significant customers. To the extent that any significant customer reduces or delays its purchases from us or terminates its relationship with us, our revenues would decline significantly and our financial condition and results of operations would suffer substantially. None of our customers are obligated to purchase additional solutions from us. As a result, the amount of revenue that we derive from a specific customer may vary from period to period, and a significant customer in one period may not be a significant customer in any subsequent period.

In 2004 and for the three months ended March 31, 2005, we derived 44% and 42%, respectively, of our revenues from the sale of our solutions either directly or indirectly to U.S. government entities pursuant to government contracts, which differ materially from standard commercial contracts, involve competitive bidding and may be subject to cancellation or delay without penalty, any of which may produce volatility in our revenues and earnings.

Our performance in any one reporting period is not necessarily indicative of future operating performance because of our reliance on a small number of customers, the majority of which are government entities. Government contracts frequently include provisions that are not standard in private commercial transactions. For example, government contracts may include bonding requirements and provisions permitting the purchasing agency to cancel or delay the contract without penalty in certain circumstances. Many of our government customer contracts have these provisions.

In addition, government contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that necessary funds are unavailable to the public agency. In many cases, unsuccessful bidders for government agency contracts are provided the opportunity to formally protest certain contract awards through various agency, administrative and judicial channels. The protest process may substantially delay a successful bidder’s contract performance, result in cancellation of the contract award entirely and distract management. We may not be awarded contracts for which we bid, and substantial delays or cancellation of purchases may even follow our successful bids as a result of such protests.

In addition, local government agency contracts may be contingent upon availability of matching funds from federal or state entities. Also, law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which may cause our quarterly and annual revenues and operating results to fluctuate in a manner that is difficult to predict.

If the biometrics market does not experience significant growth or if our products do not achieve broad acceptance both domestically and internationally, we will not be able to achieve our anticipated level of growth.

Our revenues are derived from sales of our biometrics solutions. We cannot accurately predict the future growth rate or the size of the biometrics market. The expansion of the biometrics market and the market for our biometrics solutions depends on a number of factors, such as:

•	the cost, performance and reliability of our solutions and the products and services offered by our competitors;

•	customers’ perceptions regarding the benefits of biometrics solutions;

•	the development and growth of demand for biometrics solutions in markets outside of government and law enforcement;

•	public perceptions regarding the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

•	public perceptions regarding the confidentiality of private information;

•	proposed or enacted legislation related to privacy of information;

•	customers’ satisfaction with biometrics solutions; and

•	marketing efforts and publicity regarding biometrics solutions.

Even if biometrics solutions gain wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If biometrics solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues and results of operations would suffer.

Our financial results often vary significantly from quarter to quarter and may be negatively affected by a number of factors.

Since individual orders can represent a meaningful percentage of our revenues and net income in any single quarter, the deferral or cancellation of or failure to close a single order in a quarter can result in a revenue and net income shortfall that results in our failing to meet securities analysts’ expectations for that period. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to adequately compensate for an unexpected near-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect financial results for that quarter.

In addition, our financial results may fluctuate from quarter to quarter and be negatively affected by a number of factors, including the following:

•	the lack or reduction of government funding and the political, budgetary and purchasing constraints of our government agency customers;

•	the size and timing of our receipt of customer orders;

•	significant fluctuation in demand for our solutions;

•	price reductions or adjustments, new competitors, or the introduction of enhanced solutions from new or existing competitors;

•	cancellations, delays or contract amendments by government agency customers;

•	protests of federal, state or local government contract awards by competitors;

•	unforeseen legal expenses, including litigation and/or administrative protest costs;

•	expenses related to acquisitions or mergers;

•	potential effects of providing services as a prime contractor that may not carry gross margins as high as those of our core solutions;

•	impairment charges arising out of our assessments of goodwill and intangibles; and

•	other one-time financial charges.

We face intense competition from other biometrics solutions providers, including diversified technology providers, alternative solutions providers and providers of biometric products.

A significant number of established companies have developed or are developing and marketing software and hardware for fingerprint biometrics products and applications that currently compete with or will compete directly with our offerings. Our offerings also compete with non-biometric technologies such as public key infrastructure solutions, smart card security solutions and traditional key, card surveillance and password systems. We believe that additional competitors will enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase. In certain instances, we compete with third parties who are also our suppliers or prime contractors. Companies competing with us may introduce solutions that are competitively priced, have increased performance or functionality or incorporate technological advances we have not yet developed or implemented. Our current principal competitors include:

•	diversified technology providers such as Motorola (through its Motorola Biometrics Solutions division), NEC and Sagem (through its wholly owned subsidiary Sagem Morpho) that offer integrated AFIS solutions to governments, law enforcement agencies and other organizations;

•	companies that are AFIS component providers, such as Cross Match Technologies, Identix and Smith Heimann Biometrics;

•	prime government contractors, such as Northrop Grumman, that develop integrated information technology products and services that include biometrics-related solutions that are frequently delivered in partnership with diversified technology providers and biometrics-focused companies; and

•	companies focused on other fingerprint biometric solutions, such as AuthenTec, BioScrypt, Dermalog and UPEK.

We expect competition to intensify in the near term in the biometrics market. Many current and potential competitors have substantially greater financial, marketing, research and manufacturing resources than we have. To compete effectively in this environment, we must continually develop and market new and enhanced solutions and technologies at competitive prices and must have the resources available to invest in significant research and development activities. Our failure to compete successfully could cause our revenues and market share to decline.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated and our reputation may be harmed and the trading price of our stock could be negatively affected. We have in the past discovered, and may in the future discover, areas in our internal controls that are materially weak or that need improvement. For example, in connection with the audit of our financial statements for the three years ended December 31, 2003, in May 2004, our independent registered public accounting firm, or independent auditors, reported to our audit committee several matters that were “reportable conditions” and “material weaknesses” in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In addition, in connection with the preparation of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, we discovered a deficiency in our internal controls used in calculating amortization of deferred stock compensation. In connection with the preparation of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, we discovered that the pro forma net income data for fiscal years 2002 and 2003 presented in our Annual Report on Form 10-K for the year ended December 31, 2004 contained an error as described in Note 14 to our financial statements. In general, reportable conditions are significant deficiencies in our internal controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited financial statements.

In 2004, we devoted significant resources to remediate and improve our internal controls. We believe that these efforts have remedied the concerns that gave rise to the reportable conditions and material weaknesses, and we did not identify any reportable conditions or material weaknesses in the preparation of our financial statements for the year ended December 31, 2004. However, our auditors did not audit our internal control over financial reporting, and we cannot be certain that our internal control over financial reporting will be adequate in the future. Any deficiencies in our internal control over financial reporting in the future could cause us to fail to accurately report our financial results on a timely basis and could adversely affect the results of our required annual management evaluation reports and auditor attestation reports regarding the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, which will be required beginning with our Annual Report on Form 10-K for our current fiscal year ending December 31, 2005.

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

We are affected by and must comply with various government regulations that impact our operating costs, profit margins and the internal organization and operation of our business. Furthermore, we may be audited to assure our compliance with these requirements. Our failure to comply with applicable regulations, rules and approvals could result in the imposition of penalties, the loss of our government contracts or our disqualification as a U.S. government contractor, all of which could adversely affect our business, financial condition and results of operations.

Among the most significant regulations affecting our business are:

•	the Federal Acquisition Regulations, or the FAR, and agency regulations supplemental to the FAR, which comprehensively regulate the formation and administration of, and performance under government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under cost-based government contracts;

•	the Foreign Corrupt Practices Act; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

These regulations affect how our customers and we can do business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to conduct our business. Any failure by us to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the federal government generally.

Our lengthy and variable sales cycle will make it difficult to predict financial results.

Our AFIS solutions often require a lengthy sales cycle ranging from several months to sometimes over a year before we can receive approvals for purchase. The length of the sales cycle depends on the size and complexity of the solutions, the customer’s in-depth evaluation of our solutions and a competitive bidding process. As a result, we may incur substantial expense before we earn associated revenues, since a significant portion of our operating expenses is relatively fixed. The lengthy sales cycles of our solutions make forecasting the volume and timing of sales difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks that customers may cancel contracts or change their minds. If customer cancellations occur, they could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

Security breaches in systems that we sell or maintain could result in the disclosure of sensitive government information or private personal information that could result in the loss of clients and negative publicity.

Many of the systems we sell manage private personal information and protect information involved in sensitive government functions. A security breach in one of these systems could cause serious harm to our business as a result of negative publicity and could prevent us from having further access to such systems or other similarly sensitive areas for other governmental clients.

As part of our service offerings, we agree from time to time to maintain and operate a portion of the AFIS systems of our customers on an outsourced application hosting basis. Our ability to continue this service is subject to a number of risks. For example, our systems may be vulnerable to physical or electronic break-ins and service disruptions that could lead to interruptions, delays, loss of data or the inability to process user requests. If any such compromise of our security were to occur, it could be very expensive to cure, could damage our reputation and could discourage potential customers from using our services. Although we have not experienced attempted break-ins, we may experience such attempts in the future. Our systems may also be affected by outages, delays and other difficulties. Our insurance coverage may be insufficient to cover losses and liabilities that may result from such events.

If we are unable to continue to obtain U.S. government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which could cause our business, financial condition and results of operations to suffer.

We must comply with U.S. laws regulating the export of our products. In some cases, explicit authorization from the U.S. government is needed to export our products. The export regimes and the governing policies applicable to our business are subject to changes. We cannot assure you that such export authorizations will be available to us or for our products in the future. In some cases where we act as a subcontractor, we rely upon the compliance activities of our prime contractors, and we cannot assure you that they have taken or will take all measures necessary to comply with applicable export laws. If we or our prime contractor partners cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions.

Failure to properly manage projects may result in costs or claims against us, and our financial results could be adversely affected.

Deployments of our solutions often involve large-scale projects. The quality of our performance on such projects depends in large part upon our ability to manage relationships with our customers and to effectively manage the projects and deploy appropriate resources, including our own project managers and third party subcontractors, in a timely manner. Any defects or errors or failures to meet clients’ expectations could result in reputational damage or claims for monetary damages against us, which could be substantial. In addition, we sometimes guarantee customers that we will complete a project by a scheduled date or that our solutions will achieve defined performance standards. If our solutions experience a performance problem, we may not be able to recover the additional costs we will incur in our remedial efforts, which could materially impair profit from a particular project. Moreover, 79% of our revenues in 2004 and 58% of our revenues in the three months ended March 31, 2005 were derived from fixed price contracts. Changes in the actual and estimated costs and time to complete fixed-price, time-certain projects may result in revenue adjustments for contracts where revenue is recognized under the percentage of completion method. Finally, if we miscalculate the amount of resources or time we need to complete a project for which we have agreed to capped or fixed fees, our financial results could be adversely affected.

The biometrics industry is characterized by rapid technological change and evolving industry standards, which could render our existing solutions obsolete.

Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing solutions in order to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometrics industry require assessments to be made of the future direction of technology, which is inherently difficult to predict. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause customers to forego purchases of our solutions and purchase our competitors’ solutions. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

We are dependent on our management team, particularly Ming Hsieh, our founder, President, Chairman and Chief Executive Officer, and the loss of any key member of our team may impair our ability to operate effectively and may harm our business.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Ming Hsieh, our founder, President, Chairman and Chief Executive Officer. The relationships that our key managers have cultivated with our customers make us particularly dependent upon their continued employment with us. We are also substantially dependent on the continued services of our existing engineering and project management personnel because of the highly technical nature of our solutions. We do not have employment agreements with any of our executive officers or key personnel obligating them to provide us with continued services and therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more members of our management team could seriously harm our business.

Our strategy to increase our sales of other fingerprint biometrics products and solutions may not be successful.

Historically, our business and products have been focused on the government and law enforcement markets. In 2004 and for the three months ended March 31, 2005, sales to customers in these markets accounted for 99% of our revenues. A key component of our strategy is to develop and grow our sales of other fingerprint biometrics solutions. The market for these solutions is at an early stage of development compared to the market for law enforcement and other government sector biometrics products. We cannot assure you that other fingerprint biometrics products and solutions will gain wide market acceptance, that this market will develop and grow as we expect, that we will successfully develop products for this market or that we will have the same success in this market as we have had in the government and law enforcement markets. In addition, we cannot assure you that our strategy of expanding our business to cover biometric solutions and products based on biometrics other than fingerprints will be successful.

Termination of all or some of our backlog of orders could negatively affect our sales.

We record an item as backlog when we receive a contract, purchase order or other notification indicating the specific products and/or services to be purchased, the purchase price, specifications and other customary terms and conditions. Our backlog includes deferred revenue reflected on our consolidated balance sheet. There can be no assurance that any of the contracts comprising our backlog presented in this prospectus will result in actual revenue in any particular period or that the actual revenue from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. These estimates are based on our experience under such contracts and similar contracts and may not be accurate. As of December 31, 2004 and 2003, our total backlog was approximately $127 million and $47 million, respectively.

Loss of limited source suppliers may result in delays or additional expenses.

We obtain hardware components and complete products from a limited group of suppliers, and we do not have any long term agreements with any of these suppliers obligating them to continue to sell components or products to us. Our reliance on them involves significant risks, including reduced control over quality, price, and delivery schedules. Moreover, any financial instability of, or consolidation among, our manufacturers or contractors could result in our having to find new suppliers. We may experience significant delays in manufacturing and shipping our products to customers if we lose these sources or if the supplies from these sources are delayed, are of poor quality or supplied in insufficient amounts. As a result, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. It may take several months to locate alternative suppliers, if required, or to re-tool our products to accommodate components from different suppliers. We cannot predict if we will be able to obtain replacement components within the time frames we require at an affordable cost, or at all. Any delays resulting from suppliers failing to deliver components or products on a timely basis, in sufficient quantities and of sufficient quality, or any significant increase in the price of components from existing or alternative suppliers could disrupt our ability to meet customer demands or reduce our gross margins.

Our business could be adversely affected by negative audits by government agencies, and we could be required to reimburse the U.S. government for costs that we have expended on our contracts, and our ability to compete successfully for future contracts could be materially impaired.

Government agencies may audit us as part of their routine audits and investigations of government contracts. As part of an audit, these agencies may review our performance on contracts, cost structures and compliance with applicable laws, regulations and standards. These agencies may also review the adequacy of, and our compliance with, our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. If any of our costs are found to be improperly allocated to a specific contract, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. An audit could materially affect our competitive position and result in a material adjustment to our financial results or statement of operations. If a government agency audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. While we have never had a negative audit by a governmental agency, we cannot assure you that one will not occur. If we were suspended or debarred from contracting with the federal government generally, or if our reputation or relationships with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and prospects would be materially harmed.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology which could have a material adverse effect on our business, financial condition and results of operations, and on our ability to compete effectively.

The core technology used in our products and solutions is not the subject of any patent protection, and we may be unable to obtain patent protection in the future. Although we have patent protection on some of our technology related to optical sensors and image reconstruction for the commercial market, we rely primarily on trade secrets and confidentiality procedures to protect our proprietary technology, and cannot assure you that we will be able to enforce the patents we own effectively against third parties. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business would thus be harmed. In addition, defending our intellectual property rights may entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, our patents, or any patents that may be issued to us in the future, may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which we market our solutions. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology.

We may be required to expend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such litigation, whether or not it is ultimately resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We may be sued by third parties for alleged infringement of their proprietary rights.

As the size of our market increases, the likelihood of an intellectual property claim against us increases. Our technologies may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention away from the execution of our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also prevent us from offering our solutions to others.

Ming Hsieh controls a majority of our outstanding stock, and this may delay or prevent a change of control of our company or adversely affect our stock price.

Ming Hsieh, our Chief Executive Officer, currently controls approximately 69.7% of our outstanding common stock, and upon consummation of this offering he will continue to hold approximately 59.1% of our outstanding common stock (assuming no exercise by the underwriters of their right to purchase up to an additional 1,650,000 shares from Mr. Hsieh to cover over-allotments). As a result, he is able to exercise control over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions. These types of transactions include transactions involving an actual or potential change of control of our company or other transactions that the non-controlling stockholders may deem to be in their best interests and in which such stockholders could receive a premium for their shares. We are currently, and following this offering will continue to be, a “controlled company” under the Nasdaq corporate governance rules, and therefore we are entitled to exemptions from certain of the Nasdaq corporate governance rules. These requirements are generally intended to increase the likelihood that boards will make decisions in the best interests of stockholders. Specifically, we are not required to have a majority of our directors be independent or to have compensation, nominating and corporate governance committees comprised solely of independent directors. We do not intend to avail ourselves of the controlled company exemptions, but our intentions may change and in such event, if our stockholders’ interests differed from those of Mr. Hsieh, our stockholders would not be afforded the protections of these Nasdaq corporate governance requirements.

Because competition for highly qualified project managers and technical personnel is intense, we may not be able to attract and retain the managers we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified project managers. Competition for hiring these managers is intense, especially with regard to engineers with high levels of experience in designing, developing and integrating biometrics solutions. We may not be successful in attracting and retaining qualified managers. Many of the companies with which we compete for hiring experienced managers have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high- technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key managers. Furthermore, recent changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the sizes or types of stock options that job candidates may require to join our company. If we fail to attract new personnel or fail to retain and motivate our current managers, our business and future growth prospects could be severely harmed.

Competition for skilled personnel in our industry is intense and companies such as ours sometimes experience high attrition rates with regard to their skilled employees. In addition, we often must comply with provisions in federal government contracts that require employment of persons with specified levels of education and work experience. The loss of any significant number of our existing key technical personnel or our inability to attract and retain key technical employees in the future could have a material adverse effect on both our ability to win new business and our financial results.

International uncertainties and fluctuations in the value of foreign currencies could harm our profitability.

In 2004 and for the three months ended March 31, 2005, revenues outside of the Americas accounted for approximately 15% and 11%, respectively, of our total revenues. We also currently have international operations, including offices in Austria, China and Taiwan. Our international revenues and operations are subject to a number of material risks, including, but not limited to:

•	difficulties in building and managing foreign operations;

•	regulatory uncertainties in foreign countries;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues;

•	longer payment cycles;

•	foreign and U.S. taxation issues;

•	potential weaknesses in foreign economies;

•	fluctuations in the value of foreign currencies;

•	general economic and political conditions in the markets in which we operate; and

•	unexpected domestic and international regulatory, economic or political changes.

Our sales, including sales to customers outside the United States, are primarily denominated in U.S. dollars, and therefore downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our solutions more expensive than local solutions in international locations. This would make our solutions less price competitive than local solutions, which could harm our business. We do not currently engage in currency hedging activities to limit the risks of currency fluctuations. Therefore, fluctuations in the value of foreign currencies could harm our profitability.

If biometrics solutions and products based on biometrics other than fingerprints become predominant or more significant in the biometrics market, our business, financial condition and results of operations could suffer materially.

Our current business and products are based primarily on fingerprint biometrics. It is possible that other biometrics solutions could become predominant or more significant in the future, such as biometrics based on face or iris recognition. In such event, we cannot assure you that we would be able to develop successful products and solutions based on these other biometrics or that any such products or solutions we develop would be as successful as our fingerprint biometric solutions.

Our products and solutions could have unknown defects or errors, which may give rise to claims against us or divert application of our resources from other purposes.

Products and solutions as complex as those we offer frequently develop or contain undetected defects or errors. Despite testing, defects or errors may arise in our existing or new products and solutions, which could result in loss of revenue or market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation and increased service and maintenance costs. Defects or errors in our products and solutions might discourage customers from purchasing future products and services.

Potential future acquisitions could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

As part of our business strategy, we intend to consider acquisitions of companies, technologies and products that we feel could accelerate our ability to compete in our core markets or allow us to enter new markets. Acquisitions involve numerous risks, including:

•	difficulties in integrating operations, technologies, accounting and personnel;

•	difficulties in supporting and transitioning customers of our acquired companies;

•	diversion of financial and management resources from existing operations;

•	risks of entering new markets;

•	potential loss of key employees; and

•	inability to generate sufficient revenues to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

Risks related to this offering

Our charter documents and Delaware law may deter potential acquirers of our business and may thus depress our stock price.

Our amended and restated certificate of incorporation and our bylaws, as amended, contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may discourage, delay or prevent certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our charter documents may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares. Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. The ability to issue preferred stock could delay or impede a change in control.

The trading price of our common stock is volatile.

The trading prices of the securities of technology companies have historically been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	variations in our financial results;

•	announcements of technological innovations, new solutions, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our financial results or changes in the recommendations of any securities analysts that elect to follow our common stock; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

In addition, if the market for biometrics or other technology stocks or the stock market in general experiences continued or greater loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

If securities analysts do not publish research or reports about our business or if they downgrade their evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts covering us downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents together with the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our solutions;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical and marketing personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion over the use of the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds we receive from this offering in ways that increase the value of your investment. We anticipate we will use the net proceeds that we receive from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Future sales of shares by existing stockholders could cause our stock price to decline.

Ming Hsieh, who was our sole stockholder prior to the sale of the shares in our initial public offering, continues to hold a substantial majority of the shares of our common stock. Sales by Mr. Hsieh of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. The selling stockholders participating in this offering, along with certain directors and executive officers of ours, have entered into contractual lock-up agreements with respect to sales, offers to sell, and other transfers or transactions relating to our common stock. The term of the lock-up agreement for selling stockholders and certain of our directors and executive officers, other than Mr. Hsieh, will expire 90 days after the date of this prospectus. Mr. Hsieh’s lock-up agreement term will extend to the end of calendar year 2005, provided that Mr. Hsieh will be permitted to make sales of up to 1,000,000 shares pursuant to a trading plan designed to comply with SEC Rule 10b5-1 that provides for sales of no more than 250,000 shares per month. No sales under such plan will be made during the 90 day period following the date of this prospectus. Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion, permit these selling stockholders, directors and executive officers to sell shares prior to the expiration of the lock-up agreements.

In addition, the lock-up agreements that were executed in connection with our initial public offering expired on March 22, 2005. Other than shares subject to the lock-ups executed in connection with this offering, all of our outstanding shares are eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Also, shares subject to outstanding options and rights under our 2000 Stock Option Plan and 2004 Equity Incentive Plan are eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

We may incur increased costs as a result of laws and regulations applicable to public companies.

The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission and by the Nasdaq Stock Market, could result in increased costs to us. The rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	marketing and commercialization of our AFIS solutions;

•	our estimates for future revenues, expenses and profitability;

•	our ability to attract customers and enter into customer contracts;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products and services and for enhancements of our existing AFIS solutions;

•	our plans to pursue strategic alliances and acquisitions; and

•	sources of revenues and anticipated revenues and the continued viability and duration of existing customer agreements.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “intend,” “estimate,” “predict,” “potential,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

This prospectus contains statistical data that we obtained from industry publications and other industry sources. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but the sources do not guarantee the accuracy and completeness of their information. We have not independently verified their data. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

TRADEMARKS

We have common law trademark rights in or registered trademarks for Cogent Systems, BioGate, Live-ID and PMA. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the shares of common stock we are offering will be approximately $87.6 million, based on an assumed public offering price of $22.93 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

We anticipate that we will use the net proceeds we receive from this offering for working capital and general corporate purposes, including research and development and potential acquisitions of products, technologies or companies. We have no current agreements or commitments with respect to any such acquisition. In addition, the actual use of the proceeds may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, which include corporate, financial institution, federal agency or U.S. government obligations.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “COGT” since September 24, 2004. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low sales prices of our common stock, as reported on the Nasdaq National Market.

	Common Stock Price
	High ($)	Low ($)
Fiscal Year 2004
Third Quarter 2004 (from September 24, 2004)	19.03	15.50
Fourth Quarter 2004	38.25	17.61

Fiscal Year 2005
First Quarter 2005	34.48	23.04
Second Quarter 2005 (through June 7, 2005)	25.35	19.54

As of May 13, 2005, there were 14 holders of record of our common stock. On June 7, 2005, the last sale price reported on the Nasdaq National Market for our common stock was $22.93 per share.

DIVIDEND POLICY

As an S Corporation prior to September 22, 2004, we historically paid dividends to our stockholders. We declared a final dividend of $65.5 million to Ming Hsieh, our sole stockholder prior to our initial public offering, which was paid after completion of our initial public offering. We anticipate that any future earnings will be retained to finance continuing development of our business. Accordingly, we do not anticipate paying dividends on our common stock in the foreseeable future.

PRIOR S CORPORATION STATUS

In 1992, we elected to be treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, or the Code, and comparable state laws. As a result, our earnings since such initial election and through September 21, 2004, were included in the taxable income of our stockholders for federal and certain state income tax purposes, and we were subject only to reduced amounts of state income tax on such earnings. By reason of our treatment as an S Corporation for federal and certain state income tax purposes, since 1992 we have paid dividends to our stockholders. We terminated our S Corporation status effective September 22, 2004, and since this date we have been treated for federal and state income tax purposes as a corporation under Subchapter C of the Code and, as a result, are now subject to state and federal income taxes.

We declared as a dividend to Ming Hsieh, our sole stockholder prior to our initial public offering, the undistributed balance of our federal tax-exempt earnings and taxable earnings included or includable in the taxable income of our stockholders as a result of our S Corporation status through December 31, 2003. We also declared as a dividend to Mr. Hsieh in the same manner and at the same time our estimate of such amounts for the period beginning on January 1, 2004 and ending on the day before we terminated our S Corporation election (September 22, 2004). The total final dividend was $65.5 million.

We have entered into a tax matters agreement with Mr. Hsieh pursuant to which we have agreed, among other things, to indemnify Mr. Hsieh and Mr. Hsieh has agreed to indemnify us against certain income tax consequences which may occur if a taxing authority increases our income for tax periods prior to or after the termination of our S election, as applicable, but only to the extent of the actual tax benefit, if any, to the indemnifying party attributable to the circumstances resulting in additional tax to the indemnified party. Mr. Hsieh has further agreed to indemnify us for any tax liability resulting from our failure to qualify as an S Corporation at the initial election or at any time prior to the our termination of our S Corporation status. For information concerning the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents, investments in marketable securities and capitalization as of March 31, 2005 (i) on an actual basis, and (ii) on an as adjusted basis to reflect the issuance and sale of 4,000,000 shares of common stock in this offering, offered by us at an assumed public offering price of $22.93 per share, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, and the proceeds from the exercise of options to purchase 1,032,535 shares of common stock by four selling stockholders in this offering. This table should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and investments in marketable securities, current and long term	$219,977	$307,538

Total debt	$—	$—

Stockholders’ equity:
Preferred stock, $.001 par value: 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $.001 par value: 245,000,000 shares authorized, actual and as adjusted; 83,280,540 shares issued and outstanding, actual; and 88,313,075 shares issued and outstanding, as adjusted	$120	$120
Additional paid-in capital	258,180	345,741
Deferred stock-based compensation	(8,058)	(8,058)
Retained earnings (deficit)	(9,930)	(9,930)
Accumulated other comprehensive loss	(650)	(650)

Total stockholders’ equity	239,662	327,223

Total capitalization	$239,662	$327,223

The number of shares shown as issued and outstanding in the table above excludes (i) 9,406,585 shares of common stock issuable as of March 31, 2005 upon the exercise of stock options issued under our stock option plans at a weighted average exercise price of $1.05 per share, less 1,032,535 shares of common stock subject to options that will be exercised by four selling stockholders in this offering, (ii) 4,012,875 shares of common stock reserved for issuance as of March 31, 2005 under our 2004 Equity Incentive Plan and (iii) 2,000,000 shares of common stock reserved for issuance as of March 31, 2005 under our 2004 Employee Stock Purchase Plan (such plan was terminated in April 2005).

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2001 and 2002 and selected consolidated statement of operations data for the year ended December 31, 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of December 31, 2000 and the selected consolidated statements of operations data for the year then ended have been derived from unaudited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the three month periods ended March 31, 2004 and 2005 and the selected consolidated balance sheet data as of March 31, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in the future, and the results for the three months ended March 31, 2005, should not be considered indicative of results expected for the full fiscal year. The pro forma net income data below is unaudited.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004(1)	2005
	(in thousands, except per share data)
Statements of Operations Data:
Revenues:
Product revenues	*	$8,716	$10,450	$24,911	$74,698	$12,694	$31,780
Maintenance and services revenues	*	4,352	5,907	7,268	12,990	2,704	4,061

Total revenues	$14,120	13,068	16,357	32,179	87,688	15,398	35,841

Cost of revenues:
Cost of product revenues(2)	*	3,520	3,841	7,881	25,551	2,365	13,838
Cost of maintenance and services revenues(2)	*	1,015	1,128	2,051	3,607	619	1,089
Amortization of deferred stock-based compensation	*	—	—	305	669	114	195

Total cost of revenues	4,815	4,535	4,969	10,237	29,827	3,098	15,122

Gross profit	9,305	8,533	11,388	21,942	57,861	12,300	20,719

Operating expenses:
Research and development(2)	3,194	4,270	4,551	5,687	6,890	1,660	1,913
Selling and marketing(2)	4,991	1,886	2,135	2,752	3,826	807	1,526
General and administrative(2)	*	2,904	2,152	1,986	3,976	818	1,727
Amortization of deferred stock-based compensation	*	13	10	1,142	9,759	4,223	1,623

Total operating expenses	8,185	9,073	8,848	11,567	24,451	7,508	6,789

Operating income (loss)	1,120	(540)	2,540	10,375	33,410	4,792	13,930

Other income (expenses):
Interest income	138	189	69	120	1,144	36	1,388
Other, net(3)	7,117	15	19	(48)	1,599	—	284

Total other income	7,255	204	88	72	2,743	36	1,672

Income (loss) before income taxes and equity in losses of investee and impairment of equity investment	8,375	(336)	2,628	10,447	36,153	4,828	15,602
Income tax provision (benefit)	18	(32)	35	577	(6,428)	311	5,537
Equity in losses of investee	—	(107)	(314)	(246)	—	—	—
Impairment of equity investment	—	—	—	(435)	—	—	—

Net income (loss)	$8,357	$(411)	$2,279	$9,189	$42,581	$4,517	$10,065

Net income (loss) per share(4):
Basic	$0.14	$(0.01)	$0.04	$0.15	$0.65	$0.08	$0.12
Diluted	$0.14	$(0.01)	$0.04	$0.14	$0.56	$0.07	$0.11

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004(1)	2005
	(in thousands, except per share data)
Weighted average number of shares used in per share calculations:
Basic	60,000	60,000	60,000	60,000	65,617	60,000	82,008
Diluted	60,000	60,000	63,723	67,853	75,817	68,576	91,845

Pro forma net income data(5):
Income before income taxes and after equity in losses of investee and impairment of equity investment, as reported			$2,314	$9,766	$36,153	$4,828
Pro forma provision for income taxes			636	4,123	14,837	2,752

Pro forma net income			$1,678	$5,643	$21,316	$2,076

Pro forma net income per share:
Basic			$0.03	$0.09	$0.32	$0.03
Diluted			$0.03	$0.08	$0.28	$0.03

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,074	$1,111	$1,522	$17,457	$27,004	$23,511
Investments in marketable securities, current and long term	—	—	—	—	195,719	196,466
Working capital	8,080	4,602	9,606	20,228	187,546	168,787
Total debt	—	—	—	—	—	—
Total assets	16,229	14,732	22,223	37,655	300,894	294,330
Deferred revenue	940	1,129	6,162	15,264	68,429	48,498
Total stockholders’ equity	14,743	11,980	12,367	19,716	222,064	239,662

*	During the year ended December 31, 2000, we did not separately record product revenues and maintenance and services revenues or the related costs of product revenues and costs of maintenance and services revenues. In addition, during that period we recorded our selling and marketing and general and administrative expenses as a single expense category which we have presented as selling and marketing expenses in this table.
(1)	Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2004, an error was discovered in the calculation of amortization of deferred stock-based compensation that extended back into 2003, as previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. As a result, our results of operations for the three months ended March 31, 2004 were restated from the amounts previously reported in the registration statement on Form S-1 for our initial public offering. The effects of the error in 2003 were not significant and were recognized in the three months ended March 31, 2004. See Note 15 to our consolidated financial statements.
(2)	Excludes amortization of stock-based compensation expense as follows:

	Year Ended December 31,								Three Months Ended March 31,
	2000		2001		2002		2003	2004	2004(1)	2005
	(in thousands)
Cost of product revenues	$	*	$	*	$	*	$100	$172	$32	$66
Cost of maintenance and services revenues		*		*		*	205	497	82	129
Research and development		*		*		*	663	1,413	318	529
Selling and marketing		*		13		10	421	1,558	371	430
General and administrative		*		*		*	58	6,788	3,534	664

		$0		$13		$10	$1,447	$10,428	$4,337	$1,818

(3)	Other, net of $7.1 million for the year ended December 31, 2000 relates primarily to the proceeds we received from the settlement of a lawsuit in June 2000.
(4)	See Note 1 to our consolidated financial statements for an explanation of the determination of the number of shares used to compute basic and diluted per share amounts.
(5)	Prior to the termination of our S Corporation status, we were exempt from paying federal income taxes and have paid certain state income taxes at a reduced rate because of our S Corporation status. Our S Corporation status terminated effective September 22, 2004. Pro forma net income (loss) data reflects the income tax expense (credit) that would have been recorded had we not been exempt from paying taxes under the S Corporation election. Pro forma net income data for the years ended December 31, 2002 and 2003 have been corrected from the data presented in our Annual Report on Form 10-K for the year ended December 31, 2004 to properly reflect the inclusion of equity losses of investee and impairment of equity investment. See Note 14 to our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

The accompanying management’s discussion and analysis of financial condition and results of operations gives effect to the restatement of our March 31, 2004 condensed consolidated financial statements. See Note 15 to our consolidated financial statements.

Overview

We are a leading provider of advanced Automated Fingerprint Identification Systems, or AFIS, and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. We were incorporated and commenced operations in 1990. We have been researching, designing, developing and marketing AFIS and other fingerprint biometrics solutions since inception. During most of our operating history, we have achieved positive income and cash flows from operations. We experienced a significant increase in our revenues and net income since the fourth quarter of 2004 as the market for our AFIS and other fingerprint biometric solutions expanded primarily due to increased demand for our AFIS solutions by the Department of Homeland Security, or DHS, as well as the National Electoral Council of Venezuela, or CNE. There can be no assurance that our revenues or net income will continue to grow at the same rates as in the past or at the rate we expect or that we will achieve similar results in future periods.

Sources of Revenue

Revenues.    We generate product revenues principally from sales of our AFIS solutions, which typically consist of our Programmable Matching Accelerator, or PMA, servers and other AFIS equipment, including work stations and live-scans, bundled with our proprietary software. Also included in product revenues are fees generated from design and deployment of our AFIS solutions. To a lesser extent, we generate product revenues from sales of our proprietary biometrics application specific integrated circuit, or ASIC, and biometrics products that incorporate our ASIC. Revenues from sales of our ASIC and products that incorporate our ASIC have historically been immaterial and accounted for less than 1% of our total revenue in 2004. We generate maintenance revenues from maintenance contracts that are typically included with the sale of our AFIS solutions. Maintenance contracts for technical support and software updates generally cover a period of one year, and after contract expiration, our customers have the right to purchase maintenance contract renewals, which generally cover a period of one year. For larger AFIS deployments, the maintenance period is frequently longer than one year. Revenues from maintenance contracts are deferred and amortized on a straight-line basis over the life of the maintenance obligation. We generate services revenues from engineering services and AFIS system operation services that are not an element of an arrangement for the sale of products. These services are typically performed under fixed-price and time-and-material agreements.

We market our solutions primarily to U.S. and foreign government agencies and law enforcement agencies. In a typical contract with a government agency for an initial AFIS deployment, we agree to design the AFIS, supply and install equipment and software and integrate the AFIS within the agency’s existing network infrastructure. These initial deployment contracts frequently require significant modification or customization of our solution as part of our integration services. These contracts provide for billings up to a fixed price total contract value upon completion of agreed milestones or deliveries, with each milestone or delivery typically having a value specified in the contract. These customers usually impose specific performance and acceptance criteria that must be satisfied prior to invoicing for each milestone or delivery. When customers purchase AFIS solutions that do not require significant modification or customization of our software, whether as an initial deployment or as an expansion of an existing AFIS, we typically agree to deliver the products and perform limited installation services subject to customer-specific acceptance criteria. Certain of our customers, including the DHS, submit purchase orders under blanket purchase order agreements. Blanket purchase order agreements set out the basic terms and conditions of our arrangement with the customer and simplify the procedures for ordering our products to avoid administrative processes that would otherwise apply, particularly with the federal government. The billing of these contracts is generally tied to delivery and acceptance of specific AFIS equipment, usually our PMA servers or live-scans. Most of our contracts for AFIS solutions also include an ongoing maintenance obligation that we honor over a term specified in the deployment contract or the blanket purchase order agreement. The nature of our business and our customer base is such that we negotiate a set of unique terms for each contract that are based upon the purchaser’s standard form of documentation.

Our growth in revenues since the fourth quarter of 2003 is due principally to increased demand by the DHS and the CNE for our AFIS solutions. The DHS uses our solutions in connection with the implementation of the United States Visitor and Immigrant Status Indicator Technology, or US-VISIT, program, and the CNE uses our solutions for national and regional elections. We anticipate that both of these customers will account for a significant portion of our revenues for the foreseeable future. We do not have any long-term contracts with the DHS or the CNE for the sale of our products, and our future sales to the DHS and the CNE will depend upon the receipt of new purchase orders. Any delay or other change in the rollout of US-VISIT or any failure to obtain new orders from the CNE would cause our revenues to fall short of our expectations.

We also expect to experience increased demand from a number of other governments as they deploy AFIS solutions in elections and at points of entry and exit, including borders, seaports and airports. Notwithstanding our expectations regarding demand for these solutions, the quantity and timing of orders from both U.S. and foreign government entities depends on a number of factors outside of our control, such as the level and timing of budget appropriations. Government contracts for security solutions in elections and at points of entry and exit are typically awarded in open competitive bidding processes. Therefore, our future level of sales of AFIS solutions for deployments in elections and at points of entry and exit may vary substantially, and will depend on our ability to successfully compete for this business.

Cost of Revenues and Operating Expenses

Cost of Revenues.    Cost of product revenues consists principally of compensation costs incurred in designing, integrating, installing and in some cases, customizing AFIS solutions and the costs associated with manufacturing, assembling and testing our AFIS solutions. A substantial portion of these costs is comprised of the costs of components, such as servers, integrated circuits, workstations, live-scans and other hardware. Cost of product revenues also includes related overhead, compensation, final assembly, quality-assurance, inventory management, support costs, payments to contract manufacturers that perform assembly functions and payments to subcontractors. Cost of maintenance and services revenues consists of customer support costs, training and professional service expenses, including compensation. Cost of revenues also includes amortization of deferred stock-based compensation allocable to personnel performing services related to cost of revenues. We expect our gross margin to be affected by many factors, including our mix of products and our resale of third party hardware included in our AFIS solutions. Other factors that may affect our gross margin include changes in selling prices of our products, maintenance and services, fluctuations in demand for our products, the timing and size of customer orders, fluctuations in manufacturing volumes, changes in costs of components and new product introductions by us and our competitors and agreements entered into with our subcontractors.

Research and Development.    Research and development expenses consist primarily of salaries and related expenses for engineering personnel, fees paid to consultants and outside service providers, depreciation of development and test equipment, prototyping expenses related to the design, development, testing and enhancements of our products, and the cost of computer support services. We expense all research and development costs as incurred. Under our customer contracts, we typically obtain the rights to use any improvements to our technology developed on a particular customer deployment on other customer deployments. As a result, we have historically been able to moderate our research and development expenses by leveraging the improvements developed by our personnel working on customer engagements. Research and development expenses do not include amortization of deferred stock-based compensation allocable to personnel performing services related to research and development.

Selling and Marketing.    Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales, public relations and advertising, along with promotional and trade show costs and travel expenses. Sales and marketing expenses do not include amortization of deferred stock-based compensation allocable to personnel performing services related to sales and marketing.

General and Administrative.    General and administrative expenses include salaries and related expenses for personnel engaged in finance, human resources, insurance, information technology, administrative activities and legal and accounting fees. General and administrative expenses do not include amortization of deferred stock-based compensation allocable to personnel performing general and administrative services.

Amortization of Deferred Stock-Based Compensation.    In connection with the grant of stock options during the year ended December 31, 2004, and the three months ended March 31, 2005, we recorded $17.9 million and $0 in deferred stock-based compensation within stockholders’ equity, respectively. These options were considered compensatory because the deemed fair value of the underlying common stock for financial reporting purposes was greater than the exercise prices determined by the board of directors on the date of grant. The determination of the fair value prior to our initial public offering of the underlying shares of common stock involves subjective judgment and the consideration of a variety of factors, including our historical and anticipated operating results and the earnings and revenue multiples implicit in the trading prices of securities of comparable companies. Because there was no public market for our common stock prior to our initial public offering, the amount of the compensatory charge is not based on an objective measure such as the trading price of our common stock. For the year ended December 31, 2004 and the three months ended March 31, 2005, we recognized expense for amortization of deferred stock compensation of $10.4 million and $1.8 million, respectively. As of March 31, 2005, we had an aggregate of $8.1 million of deferred stock-based compensation remaining to be amortized. This deferred compensation balance will be amortized as follows: $4.1 million in the remainder of 2005; $2.9 million in 2006; $1.0 million in 2007; and $61,000 in 2008. We are amortizing the deferred compensation on an accelerated basis over the vesting period of the related options, which is generally four years. The amount of stock-based compensation amortization actually recognized in future periods could decrease if options for which accrued but unvested deferred compensation has been recorded are forfeited. The amount of stock based compensation which we recognize will increase beginning in the fiscal quarter ending March 31, 2006 as a result of the implementation of Statement of Financial Accounting Standards (SFAS) 123 (Revised 2004)—Share Based Payment (SFAS 123R). See “Recent Accounting Pronouncements.”

Prior S Corporation Status

In 1992, we elected to be treated for federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, or the Code, and comparable state laws. As a result, our earnings since such initial election and through September 21, 2004, were included in the taxable income of our stockholders for federal and certain state income tax purposes, and we were subject only to reduced amounts of state income tax on such earnings. By reason of our treatment as an S Corporation for federal and state income tax purposes, since 1992 we have paid dividends to our stockholders. We terminated our S Corporation status effective September 22, 2004, and beginning on that date we have been treated for federal and state income tax purposes as a C Corporation under Subchapter C of the Code and, as a result, are subject to state and federal income taxes.

We declared as a dividend to Ming Hsieh, our sole stockholder prior to our initial public offering, the undistributed balance of our federal tax-exempt earnings and taxable earnings included or includable in the taxable income of our stockholders as a result of our S Corporation status through December 31, 2003. We also declared as a dividend to Mr. Hsieh in the same manner and at the same time our estimate of such amounts for the period beginning on January 1, 2004 and ending on the day before we terminated our S Corporation election (September 22, 2004). The total final dividend was $65.5 million.

We have entered into a tax matters agreement with Mr. Hsieh pursuant to which we have agreed, among other things, to indemnify Mr. Hsieh and Mr. Hsieh has agreed to indemnify us against certain income tax consequences which may occur if a taxing authority increases our income for tax periods prior to or after the termination of our S election, as applicable, but only to the extent of the actual tax benefit, if any, to the indemnifying party attributable to the circumstances resulting in additional tax to the indemnified party. Mr. Hsieh has further agreed to indemnify us for any tax liability resulting from our failure to qualify as an S Corporation at the initial election or at any time prior to the our termination of our S Corporation status. For information concerning the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

All pro forma income taxes and pro forma net income (loss) data reflect adjustments for federal and state income taxes as if we had been taxed as a C Corporation rather than an S Corporation.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to percentage-of- completion, bad debts, inventories, investments, income taxes, commitments, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our results of operations and financial condition and those that require the most subjective judgment:

•	revenue recognition;

•	commitments and contingencies;

•	allowance for doubtful accounts;

•	accounting for taxes; and

•	accounting for stock-based compensation.

Revenue Recognition.    Because our proprietary software is essential to the functionality of our AFIS solutions and other biometrics products, we apply the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” For arrangements that require significant production, modification, or customization of software, we apply the provisions of Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts,” and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” To the extent an element within our software arrangements falls within a level of accounting literature that is higher than SOP 97-2, we record revenue on such element in accordance with the relevant authoritative literature. For arrangements that contain the lease of equipment, we account for the lease element in accordance with Statement of Financial Accounting Standards (SFAS) No. 13 “Accounting for Leases” and account for the remaining elements in the arrangement in accordance with SOP 97-2. The application of the appropriate accounting principle to our revenue is dependent upon the specific transaction and whether the sale includes systems, software and services or a combination of these items. As our business evolves, the mix of products and services sold will impact the timing of when revenue and related costs are recognized. Additionally, revenue recognition involves judgments, including estimates of costs to complete contracts accounted for using the percentage of completion method of accounting and assessments of the likelihood of nonpayment. We analyze various factors, including a review of specific transactions, the credit-worthiness of our customers, our historical experience and market and economic conditions. Changes in judgments on these factors could materially impact the timing and amount of revenue and costs recognized.

Product Revenues

The timing of product revenue recognition is dependent on the nature of the product sold.

•	Revenues associated with AFIS solutions that do not require significant modification, or customization of our software, exclusive of amounts allocated to maintenance for which we have vendor-specific objective evidence of fair value, or VSOE, is recognized upon installation and receipt of written acceptance of the solution by the customer when required by the provisions of the contract, provided all other criteria for revenue recognition have been met. For example, we recognize revenue in this manner from sales of our PMA servers to the DHS under our blanket purchase agreement with the DHS. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.

•	Revenues associated with AFIS solutions that require significant modification, or customization of our software, are recognized using the percentage-of-completion method as described by SOP 81-1. The percentage-of-completion method reflects the portion of the anticipated contract revenue, excluding maintenance that has VSOE, which has been earned, equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. Material differences may result in the amount and timing of our revenue for any period if actual results differ from our judgments and estimates. We recognize revenue in this manner from sales of significant initial AFIS deployments. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the contractual maintenance period.

•	Revenue associated with the sale of our ASIC applications and other biometric products, excluding maintenance when applicable, is recognized upon shipment to the customer provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable. We recognize revenue in this manner upon shipment of our BioGate and MobileIDENT products. The amount of these revenues has historically not been significant.

•	Revenue associated with service offerings where we maintain and operate a portion of the AFIS systems on an outsourced application-hosting basis is recognized on a per transaction basis provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.

•	Cash received from customers in advance of recognition of the related revenue is recorded as deferred revenue.

Maintenance Revenues

Maintenance revenue consists of fees for providing technical support and software updates on a when-and-if available basis. We recognize all maintenance revenue ratably over the applicable maintenance period. We determine the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in a particular arrangement or, in the absence of such renewal provisions, through reference to VSOE of maintenance renewal rates. We consider substantive maintenance provisions to be provisions where the stated maintenance renewal as a percentage of the software license fee is comparable to our normal pricing for maintenance only renewals. In the event that maintenance included in an AFIS solutions contract does not have VSOE, the entire arrangement fee, including the contractual amount of the maintenance obligation, is included in product revenues and recognized ratably over the term of the maintenance period.

Services Revenues

Professional services revenue is primarily derived from engineering services and AFIS system operation and maintenance services that are not an element of an arrangement for the sale of products. These services are generally billed on a time-and-materials basis. The majority of our professional services are performed either directly or indirectly for U.S. government organizations. Revenue from such services is recognized as the services are provided.

Consistent with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the amount of revenue recognized from commissions where we are acting as an agent is the net amount after payments are made to the primary obligor responsible for delivering the services.

Revenue Recognition Criteria

We recognize revenue when persuasive evidence of an arrangement exists, the element has been delivered, the fee is fixed or determinable, collection of the resulting receivable is probable and VSOE of the fair value of any undelivered element exists.

Persuasive evidence of an arrangement:    We use either contracts signed by both the customer and us or written purchase orders issued by the customer that legally bind us and the customer as evidence of an arrangement.

Product delivery:    We deem delivery to have occurred when AFIS solutions are installed and, when required under the terms of a particular arrangement, upon acceptance by the customer. Shipments of our ASICs and other biometric products are recognized as revenue when shipped and title and risk of ownership has passed to the buyer.

Fixed or determinable fee:    For product arrangements not accounted for using the percentage-of-completion method, we consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within normal established practices. If the fee is not fixed or determinable, we recognize the revenue as amounts become due and payable.

Collection is deemed probable:    We conduct a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the customer. Collection is deemed probable if we expect that the customer will pay amounts under the arrangement as payments become due.

Deferred Revenues

Our deferred revenue balance results primarily from payments received from customers in advance of recognition of the related revenue and, to a lesser extent, from invoicing of customers prior to recognition of the related revenue. For example, certain customers, such as the CNE, make upfront payments resulting in cash collected prior to our recognition of revenue. These payments can be significant. We record this upfront payment as deferred revenue and reduce the deferred revenue balance as revenue is recognized. As a result, our deferred revenue balance fluctuates from quarter to quarter because it is a function of the timing of (i) the receipt of cash payments from those customers who pay in advance of revenue recognition, (ii) invoicing of customers in advance of revenue recognition and (iii) amortization of deferred revenues into revenues. Deferred revenues also consist of payments received in advance from our customers for maintenance agreements, under which revenues are recognized ratably over the term of the maintenance period. However, the fluctuation in the deferred revenue balance from quarter to quarter is generally not significantly affected by the deferred maintenance revenue. Because the mix of customers who pay or are invoiced in advance of revenue recognition changes from period to period, fluctuations in our deferred revenue balance are not a reliable indicator of total revenue to be recognized in any future period. Our cash flow from operations is also affected each quarter as a result of fluctuations in the deferred revenue balance.

Commitments and Contingencies.    We periodically evaluate all pending or threatened contingencies and commitments, if any, that are reasonably likely to have a material adverse effect on our operations or financial position. We assess the probability of an adverse outcome and determine if it is remote, reasonably possible or probable as defined in accordance with the provisions of SFAS No. 5, “Accounting for Contingencies.” If information available prior to the issuance of our financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of our financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to SFAS

No. 5 are not met, but the probability of an adverse outcome is at least reasonably possible, we will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Allowances for Doubtful Accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. We determine the adequacy of this allowance by evaluating individual customer accounts receivable, through consideration of the customer’s financial condition, credit history and current economic conditions. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accounting for Taxes.    In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. As of December 31, 2004, our net deferred tax assets were approximately $14.3 million. Management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to make or adjust valuation allowances with respect to our deferred tax assets, which could materially impact our financial position and results of operations. Our income tax provision is based on calculations and assumptions that may be subject to examination by the Internal Revenue Service and other tax authorities. Should the actual results differ from our estimates, we would have to adjust the income tax provision in the period in which the facts that give rise to the revision become known. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

Our effective tax rate beginning in the first quarter of 2005, and for the remainder of 2005, is expected to be impacted as a result of the disqualifying disposition of incentive stock options. We expect our effective tax rate to fluctuate from quarter to quarter primarily as a result of disqualifying dispositions that may occur after the first quarter of 2005 related to incentive stock options currently outstanding. The tax benefit resulting from the disqualifying dispositions of incentive stock options is only recognized when the actual disposition takes place thus impacting the effective tax rate on a quarterly basis. The benefit resulting from disqualifying dispositions results in a tax deduction on our corporate tax return with no expense recorded in our consolidated financial statements. To the extent we have previously recorded stock-based compensation expense related to incentive stock options in our consolidated financial statements, we record the benefit from the disqualifying disposition of incentive stock options as a reduction to our provision for income taxes. A tax benefit resulting from an amount of compensation expense allowable for income tax purposes that is greater than the expense recorded in the consolidated financial statements is credited to additional paid-in capital. As a result of the disqualifying dispositions of incentive stock options during the three months ended March 31, 2005, the Company recorded a tax benefit from stock option transactions which totaled approximately $5.5 million as a credit to additional paid-in capital.

Accounting for Stock-Based Compensation.    We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, and comply with the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference between the deemed fair value of our common stock and the exercise price on the date of grant. The determination of the volatility, expected term and other assumptions used to determine the fair value of stock options granted under SFAS 123 for footnote disclosure purposes involves subjective judgment and the consideration of a variety of factors, including our historical stock price, option exercise activity to date and the review of assumptions used by comparable companies. We have recorded compensation charges for issuances of stock awards where the exercise price was less than the deemed fair value of the underlying stock for financial accounting purposes. See “—Cost of Revenues and Operating Expenses—Amortization of Deferred Stock-Based Compensation.”

We account for stock options issued to non-employees, in which goods or services are the consideration received for the equity instruments issued, in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and FASB Interpretation (FIN) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

Results of Operations

The following table sets forth selected statements of operations data for each of the periods indicated expressed as a percentage of total revenues:

	Year Ended December 31,			Three Months ended March 31,
	2002	2003	2004	2004(1)	2005
Consolidated Statements of Operations Data:
Revenues:
Product revenues	63.9%	77.4%	85.2%	82.4%	88.7%
Maintenance and services revenues	36.1	22.6	14.8	17.6	11.3

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Cost of product revenues	23.5	24.5	29.1	15.4	38.6
Cost of maintenance and services revenue	6.9	6.4	4.1	4.0	3.0
Amortization of deferred stock-based compensation	0.0	0.9	0.8	0.7	0.6

Total cost of revenues	30.4	31.8	34.0	20.1	42.2

Gross profit	69.6	68.2	66.0	79.9	57.8

Operating expenses:
Research and development	27.8	17.7	7.9	10.8	5.3
Selling and marketing	13.1	8.6	4.4	5.3	4.3
General and administrative	13.2	6.2	4.5	5.3	4.8
Amortization of deferred stock-based compensation	0.1	3.5	11.1	27.4	4.5

Total operating expenses	54.2	36.0	27.9	48.8	18.9

Income from operations	15.4	32.2	38.1	31.1	38.9
Income before income taxes and equity in losses of investee and impairment of equity investment	16.1	32.5	41.2	31.3	43.5
Income tax provision (benefit)	0.2	1.8	(7.3)	2.0	15.4

Net income	13.9%	28.6%	48.6%	29.3%	28.1%

Pro forma net income data (unaudited):
Pro forma provision for net income taxes	3.9%	12.8%	16.9%	17.9%
Pro forma net income	10.3%	17.5%	24.3%	13.5%

(1)	Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2004, an error was discovered in the calculation of amortization of deferred stock-based compensation that extended back into 2003, as previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. As a result, our results of operations for the three months ended March 31, 2004 were restated from the amounts previously reported in the registration statement on Form S-1 for our initial public offering. The effects of the error in 2003 were not significant and were recognized in the three months ended March 31, 2004. See Note 15 to our consolidated financial statements.

Comparison of the Three Months Ended March 31, 2005 and 2004

Revenues.    Revenues were $35.8 million for three months ended March 31, 2005 compared to $15.4 million for the three months ended March 31, 2004. This substantial increase in revenues resulted from a number of factors which are driving the growth in the market for AFIS solutions. These factors include recent legislation passed in the United States and in many foreign jurisdictions mandating the implementation of fingerprint systems at points of entry and exit such as the US-VISIT program, increased government spending on the infrastructure for fingerprint biometrics, recent terrorist attacks and increased demand in the civil sector, particularly for voting applications. Product revenues were $31.8 million for the three months ended March 31, 2005 compared to $12.7 million for the three months ended March 31, 2004. The $19.1 million increase in product revenues resulted primarily from AFIS solutions delivered to the CNE, an AFIS solution sold to a customer in Algeria as well as sales to a number of other domestic and international customers. During the three months ended March 31, 2005, we recognized revenue of approximately $15.8 million for AFIS solutions delivered to the CNE. In the third quarter of 2004, we entered into a contract with the CNE for the deployment and sale of an automated fingerprint identification and voter authentication/matching system for use in the Venezuelan national and regional elections. Revenue recorded relating to this contract totaled $11.8 million in the first quarter of fiscal 2005. Deferred revenue of $15.8 million related to this contract will be recognized ratably over the remaining portion of the one year maintenance period. In the fourth quarter of 2004, we entered into a second contract with the CNE for the deployment and sale of a new automated fingerprint identification and voter authentication/matching system for use in the Venezuelan regional elections. Revenue recorded on this contract totaled $4.0 million in first quarter of fiscal 2005. Deferred revenue of $9.6 million related to this contract will be recognized ratably over the remaining portion of the one year maintenance period. In 2004, we also entered into a contract with a value of approximately $10 million for the development and implementation of an automated palm and fingerprint identification system for a customer in Algeria. During the three months ended March 31, 2005, we recorded revenue of approximately $1.9 million related to this contract, which is being accounted for using the percentage of completion method. Maintenance and services revenues increased by 50.2% to $4.1 million for the three months ended March 31, 2005 from $2.7 million for the three months ended March 31, 2004. The $1.4 million increase was due to an increase in maintenance revenues and engineering services associated with higher product sales and increased support provided to the DHS, as well as to the generally increasing size of the installed base of customers who purchase maintenance. Maintenance and services revenues as a percentage of total revenues declined from period to period due to the increase in product revenues in the three months ended March 31, 2005 in comparison to the three months ended March 31, 2004.

Gross Profit.    Gross profit as a percentage of revenues was 57.8% for the three months ended March 31, 2005 compared to 79.9% for the three months ended March 31, 2004. Amortization of deferred stock-based compensation included in cost of revenues increased to $195,000 for the three months ended March 31, 2005 from $114,000 for the three months ended March 31, 2004, which accounted for approximately one percentage point of revenues for both of these respective periods. Product gross margins were 56.2% for the three months ended March 31, 2005 compared to 81.1% for the three months ended March 31, 2004. The portion of deferred stock-based compensation included in cost of revenues related to product cost of revenues was $66,000 and $32,000 for the three months ended March 31, 2005 and 2004, respectively, which reduced product gross margins by less than one percentage point for these respective periods. The decrease in product gross margins was primarily due to lower gross margins associated with our significant AFIS installations, particularly the CNE contracts, resulting from the resale of third party hardware, which was partially offset by the allocation of fixed overhead costs over a higher revenue base. Costs of product revenues increased to $13.8 million for the three months ended March 31, 2005 from $2.4 million for the three months ended March 31, 2004. Maintenance and services gross margins were 70.0% for the three months ended March 31, 2005 compared to 74.1% for the three months ended March 31, 2004. The portion of deferred stock-based compensation included in cost of revenues related to maintenance and services cost of revenues was $129,000 and $82,000 for the three months ended March 31, 2005 and 2004, respectively, which reduced maintenance and service margins by three percentage points for both of these respective periods. Costs of maintenance and service revenues increased to $1.1 million for the three months ended March 31, 2005 from $619,000 for the three months ended March 31, 2004.

Research and Development.    Research and development expenses increased to $1.9 million, or 5% of revenues, for the three months ended March 31, 2005 compared to $1.7 million, or 11% of revenues for the three months ended March 31, 2004. The increase was primarily due to an increase in outside development fees of approximately $288,000 for the three months ended March 31, 2005 compared to March 31, 2004.

Selling and Marketing.    Selling and marketing expenses increased to $1.5 million, or 4% of revenues, for the three months ended March 31, 2005 compared to $807,000, or 5% of revenues, for the three months ended March 31, 2004. The increase in absolute dollars was primarily due to an increase in consulting and professional service fees to support increased business development and proposal activities.

General and Administrative.    General and administrative expenses increased to $1.7 million, or 5% of revenues, for the three months ended March 31, 2005 compared to $818,000, or 5% of revenues, for the three months ended March 31, 2004. The increase in absolute dollars was attributable to increased outside legal and accounting fees of approximately $354,000, increased compensation expenses of approximately $221,000, which resulted from an increase in headcount in finance and accounting personnel and an increase in board fees, directors and officers insurance costs and investor relations expenses of approximately $226,000.

Interest Income.    We earned interest income of $1.4 million during the three months ended March 31, 2005 compared to $36,000 during the three months ended March 31, 2004. The increase in interest income was primarily due to higher cash and investment balances as a result of net proceeds raised of approximately $228.6 million from our initial public offering in the third quarter of fiscal 2004.

Other, net.    During the three months ended March 31, 2005 we recorded other income of $284,000 primarily related to receipt of a payment related to royalty obligations under a settlement agreement.

Income Tax Provision.    We recognized an income tax provision of $5.5 million, with an effective tax rate of 35.5%, during the three months ended March 31, 2005 as a result of the net income incurred in the period. Our effective tax rate of 35.5% for the three months ended March 31, 2005 represents federal, state and foreign taxes on our income reduced primarily as a result of benefits resulting from the disqualifying disposition of incentive stock options and by research and development credits. We expect our effective tax rate may fluctuate from quarter to quarter as a result of disqualifying dispositions that may occur after the first quarter of 2005 related to incentive stock options currently outstanding and held by company personnel. The tax benefit resulting from the disqualifying dispositions of incentive stock options is only recognized when the actual disposition takes place. During the three months ended March 31, 2004, we recorded an income tax provision of $311,000 due to the net income incurred in the period and based on our tax rate as an S Corporation.

Comparison of Years Ended December 31, 2004 and 2003

Revenues.    Revenues were $87.7 million for the year ended December 31, 2004 compared to $32.2 million for the year ended December 31, 2003. This substantial increase in revenues resulted from a number of factors which have been driving the growth in the market for AFIS solutions. These factors include recent legislation passed in the United States and in many foreign jurisdictions mandating the implementation of fingerprint systems at points of entry and exit such as the US-VISIT program, increased government spending on the infrastructure for fingerprint biometrics, recent terrorist attacks and increased demand in the civil sector, particularly for voting applications. Product revenues were $74.7 million for the year ended December 31, 2004 compared to $24.9 million for the year ended December 31, 2003. The $49.8 million increase in product revenues resulted primarily from AFIS solutions delivered to the CNE, solutions sold to the DHS for the US-VISIT program, an AFIS solution sold to a customer in Algeria as well as sales of our products to a number of other domestic and international customers. During the year ended December 31, 2004, we recognized revenue of approximately $33 million for AFIS solutions delivered to the CNE. In the third quarter of 2004, we entered into a contract with the CNE for the deployment and sale of an automated fingerprint identification and voter authentication/matching system for use in the Venezuelan national and regional elections. Revenue recorded relating to this contract totaled $26.4 million in fiscal 2004. Deferred revenue of $27.6 million related to this contract will be recognized ratably over the remaining portion of the one year maintenance period. In the fourth quarter of 2004, we entered into a contract with the CNE for the deployment and sale of a new automated fingerprint identification and voter authentication/matching system for use in the Venezuelan regional elections. Revenue recorded on this contract totaled $6.5 million in fiscal 2004. Deferred revenue of $13.7 million related to this contract will be recognized ratably over the remaining portion of the one year maintenance period. Product sales to the DHS for the US-VISIT program in the year ended December 31, 2004 totaled $19.7 million compared to $15.8 million during the year ended December 31, 2003. In 2004, we also entered into a contract with a value of approximately $10 million for the development and implementation of an automated palm and fingerprint identification system for a customer in Algeria. During the year ended December 31, 2004, we recorded revenue of approximately $6.5 million related to this contract which is being accounted for using the percentage of completion method. Maintenance and services revenues increased by 78.7% to $13.0 million for the year ended December 31, 2004 from $7.3 million for the year ended December 31, 2003. The $5.7 million increase was due to an increase in maintenance revenues and engineering services associated with higher product sales and increased support provided to the DHS. Maintenance and services revenues as a percentage of total revenues declined from period to period due to the increase in product revenues in the year ended December 31, 2004.

Gross Profit.    Gross profit as a percentage of revenues was 66.0% for the year ended December 31, 2004 compared to 68.2% for the year ended December 31, 2003. Amortization of deferred stock-based compensation included in cost of revenues increased to $669,000 for the year ended December 31, 2004 from $305,000 for the year ended December 31, 2003, which accounted for approximately one percentage point of revenues for these respective periods. Product gross margins were 65.6% for the year ended December 31, 2004 compared to 68.0% for the year ended December 31, 2003. The portion of deferred stock-based compensation included in cost of revenues related to product cost of revenues was $172,000 and $100,000 for the years ended December 31, 2004 and 2003, respectively, which reduced product gross margins by less than one percentage point for these respective periods. The decrease in product gross margins was primarily due to lower gross margins associated with our significant AFIS installations, particularly the CNE contract, resulting from the resale of third party hardware, which was partially offset by the allocation of fixed overhead costs over a higher revenue base. Costs of product revenues increased to $25.6 million for the year ended December 31, 2004 from $7.9 million for the year ended December 31, 2003. Maintenance and services gross margins were 68.4% for the year ended December 31, 2004 compared to 69.0% for the year ended December 31, 2003. The portion of deferred stock-based compensation included in cost of revenues related to maintenance and services cost of revenues was $497,000 and $205,000 for the years ended December 31, 2004 and 2003, respectively, which reduced maintenance and service margins by approximately four and three percentage points for these respective periods. Costs of maintenance and service revenues increased to $3.6 million for the year ended December 31, 2004 from $2.1 million for the year ended December 31, 2003.

Research and Development.    Research and development expenses increased to $6.9 million, or 7.9% of revenues, for the year ended December 31, 2004 compared to $5.7 million, or 17.7% of revenues for the year ended December 31, 2003. The increase was primarily due to an increase in research and development compensation expense of $772,000, which was primarily attributable to an increase in research and development personnel to support development efforts for the year ended December 31, 2004 compared to December 31, 2003. Additionally, outside development costs totaling approximately $288,000 also contributed to the increase in research and development expenses in fiscal 2004.

Selling and Marketing.    Selling and marketing expenses increased to $3.8 million, or 4.4% of revenues, for the year ended December 31, 2004 from $2.8 million, or 8.6% of revenues, for the year ended December 31, 2003. The increase in absolute dollars was primarily due to an increase in selling and marketing compensation expense of $504,000, which was primarily due to an increase in sales and marketing personnel to support our expanded customer base. Additionally, a $186,000 increase in trade show, promotional and conference expenses and a $132,000 increase in travel costs also contributed to the increase in selling and marketing expenses.

General and Administrative.    General and administrative expenses increased to $4.0 million, or 4.5% of revenues, for the year ended December 31, 2004 compared to $2.0 million, or 6.2% of revenues, for the year ended December 31, 2003. The increase in absolute dollars was primarily attributable to increased outside legal and accounting fees of $762,000 and a net increase in compensation expense of $345,000 related to an increase in general and administrative personnel, including the addition of a Chief Financial Officer, a Corporate Controller and a Director of Financial Planning and Analysis. Various costs, such as insurance and franchise taxes, board of directors fees and investor relations consulting fees associated with our growth and transition to a public company resulted in an increase in general and administrative expenses of $492,000.

Interest Income.    We earned interest income of $1.1 million during the year ended December 31, 2004 compared to $120,000 during the year ended December 31, 2003. The increase in interest income was primarily due to higher cash and investment balances as a result of net proceeds raised of approximately $228.6 million from our initial public offering and cash generated from operations partially offset by cash distributions to our stockholders.

Other, net.    During the year ended December 31, 2004, we recorded other income of $1.6 million related to a $362,000 dividend declared and paid on our 10% ownership interest in Beijing Jinchen Ciccone Security Printing Company as well as from a $1.2 million pre-tax gain on the sale of such investment in the fourth quarter of 2004.

Loss from Equity Investment.    In fiscal year 2003, we conducted an impairment analysis of our equity investment in Kinetic Science, Inc., or KSI, and recorded an impairment charge during 2003 of $435,000 which represented the entire remaining carrying value of the investment. During the year ended December 31, 2003, we also recorded losses from our equity investment in KSI of $246,000.

Income Tax Provision (Benefit).    We recognized a net income tax benefit of $6.4 million during the year ended December 31, 2004, primarily as a result of the termination of our S Corporation status and the related recognition of previously unrecognized net deferred tax assets in the quarter ended September 30, 2004, partially offset by the income tax expense recorded as a C Corporation beginning on September 23, 2004. During the year ended December 31, 2003, we recorded an income tax provision of $577,000 due to the net income incurred in the period and based on our tax rate as an S Corporation.

Comparison of Years Ended December 31, 2003 and 2002

Revenues.    Revenues were $32.2 million for 2003 compared to $16.4 million for 2002, an increase of 96%. This substantial increase in revenues has resulted from a number of factors which are driving the growth in the market for AFIS solutions. These factors include legislation passed in the United States and in many foreign jurisdictions mandating the implementation of fingerprint systems at points of entry and exit such as the US-VISIT program, increased government spending on the infrastructure for fingerprint biometrics as well as recent terrorist attacks. Product revenues were $24.9 million for 2003 compared to $10.5 million for 2002. The $14.5 million increase in product revenues resulted primarily from an increase in solutions sold to the DHS, most of which occurred in the fourth quarter of 2003. We recorded product sales of $15.8 million to the DHS for the US-VISIT program during the year ended December 31, 2003 compared to $3.2 million during the year ended December 31, 2002. Maintenance and services revenues were $7.3 million for 2003 compared to $5.9 million in 2002. The $1.4 million increase was due to maintenance revenue associated with 2003 product sales and an increase in time and materials service revenues of $820,000. Because we recorded 62% of our annual revenue in the fourth quarter of 2003 principally due to increased product shipments and because maintenance and service revenues are recognized over time following product shipment, maintenance and services revenues as a percentage of total revenues declined from 36% in 2002 to 23% in 2003.

Gross Profit.    Gross profit as a percentage of revenues was 68% and 70% in 2003 and 2002, respectively. Product gross margins were 68% in 2003 compared to 63% in 2002. The increase was due to increased shipments of PMA servers, which carry higher gross margins than our other products, in 2003 compared to 2002. Sales of our PMA servers totaled $15.4 million during the year ended December 31, 2003 compared to $1.0 million during the year ended December 31, 2002. Costs of product revenues increased to $7.9 million in 2003 from $3.8 million in 2002. Maintenance and services gross margins were 72% in 2003 compared to 81% in 2002. The decrease was due to an increase in services revenue of $953,000 from 2002 to 2003, which carries lower gross margins than maintenance revenue. Costs of maintenance and service revenues increased to $2.1 million in 2003 from $1.1 million in 2002. Amortization of deferred stock-based compensation increased to $305,000 in 2003 from $0 in 2002.

Research and Development.    Research and development expenses increased to $5.7 million, or 18% of revenues, for 2003 compared to $4.6 million, or 28% of revenues for 2002. The increase in absolute dollars was primarily due to an increase in research and development compensation expense of $709,000, which was primarily related to an increase in research and development personnel from 33 in 2002 to 44 in 2003. Additionally, research and development expenses related to our Shenzhen facility increased by $240,000. Operations at our Shenzhen facility began in late 2002 and therefore, 2003 marked the first full year of operation.

Selling and Marketing.    Selling and marketing expenses increased to $2.8 million, or 9% of revenues, for 2003 compared to $2.1 million, or 13% of revenues for 2002. The increase in absolute dollars was primarily attributable to an increase in selling and marketing compensation expense of $457,000, combined with an increase in conference, promotion and tradeshow expenses of $69,000.

General and Administrative.    General and administrative expenses decreased to $2.0 million, or 6% of revenues, for 2003 compared to $2.2 million, or 13% of revenues for 2002. The decrease was primarily attributable to a $400,000 decrease in executive bonus costs which totaled $100,000 in 2003 compared to $500,000 in 2002, partially offset by $45,000 of increased costs for insurance and other general items. In 2002, the executive bonuses were paid to members of management who were also our S corporation shareholders at the time. The bonuses were paid in addition to any S corporation dividends and were in recognition of the relative contributions of the stockholders which differed from their ownership positions.

Interest Income.    We earned interest income of $120,000 in 2003 compared to $69,000 in 2002. The higher interest income resulted from higher cash balances.

Investment Impairment Loss and Loss from Equity Investment.    We recorded losses from our equity investment in Kinetic Science, Inc., or KSI, of $246,000 in 2003 compared to $314,000 in 2002 as a result of lower recorded losses of KSI in 2003 compared to 2002. We conducted an impairment analysis of KSI in 2003 and recorded an impairment charge during 2003 of $435,000 which represented the entire remaining carrying value of the investment. See Note 4 to our consolidated financial statements.

Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated results of operations for our most recent nine quarters including the quarter ended March 31, 2005. You should read the following table in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. We have prepared the data on the same basis as our audited consolidated financial statements. This table includes all adjustments that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not indicative of results for any future quarters or for a full year.

	Three Months Ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004(1)	June 30, 2004(1)	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005
	(in thousands, except per share data)
Revenues:
Product revenues	$2,081	$3,875	$1,271	$17,684	$12,694	$13,621	$19,933	$28,450	$31,780
Maintenance and service revenues	1,816	1,381	1,705	2,366	2,704	3,441	3,515	3,330	4,061

Total revenues	3,897	5,256	2,976	20,050	15,398	17,062	23,448	31,780	35,841

Cost of revenues:
Cost of product revenues	786	1,422	651	5,022	2,365	3,152	7,577	12,457	13,838
Cost of maintenance and service revenues	391	433	444	783	619	907	1,012	1,069	1,089
Amortization of deferred stock-based compensation	39	39	89	138	114	156	230	169	195

Total cost of revenues	1,216	1,894	1,184	5,943	3,098	4,215	8,819	13,695	15,122

Gross profit	2,681	3,362	1,792	14,107	12,300	12,847	14,629	18,085	20,719
Operating expenses:
Research and development	1,393	1,370	1,364	1,560	1,660	1,499	1,998	1,733	1,913
Selling and marketing	608	622	675	847	807	797	840	1,382	1,526
General and administrative	439	478	449	620	818	926	986	1,246	1,727
Amortization of deferred stock-based compensation	169	243	295	435	4,223	1,995	2,044	1,497	1,623

Total operating expenses	2,609	2,713	2,783	3,462	7,508	5,217	5,868	5,858	6,789
Other income (expenses):
Interest income	9	23	28	60	36	54	106	948	1,388
Other, net	(10)	(10)	(10)	(18)	—	362	—	1,237	284

Total other income (expense)	(1)	13	18	42	36	416	106	2,185	1,672
Income tax provision (benefit)	1	35	(62)	603	311	337	(11,578)	4,502	5,537
Equity in losses of investee	(61)	(61)	(62)	(62)	—	—	—	—	—
Impairment of equity investment	—	—	—	(435)	—	—	—	—	—

Net income (loss)	$9	$566	$(973)	$9,587	$4,517	$7,709	$20,445	$9,910	$10,065

Basic net income (loss) per share	$0.00	$0.01	$(0.02)	$0.16	$0.08	$0.13	$0.33	$0.12	$0.12
Diluted net income (loss) per share	$0.00	$0.01	$(0.02)	$0.14	$0.07	$0.11	$0.29	$0.11	$0.11
Shares used in computing basic net income (loss) per share	60,000	60,000	60,000	60,000	60,000	60,000	61,493	80,792	82,008
Shares used in computing diluted net income (loss) per share	66,894	67,464	60,000	68,327	68,576	69,262	70,987	91,716	91,845

(1)	Subsequent to the issuance of our consolidated financial statements for the three months ended March 31, 2004 and June 30, 2004, an error was discovered in the calculation of amortization of deferred stock-based compensation that extended back into 2003, as previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. As a result, our results of operations for the three months ended March 31, 2004 and June 30, 2004, were restated from the amounts previously reported for the respective periods in the registration statement on Form S-1 for our initial public offering. The effects of this error in 2003 were not significant and were recognized in the three months ended March 31, 2004. See Note 15 to our consolidated financial statements.

Liquidity and Capital Resources

Since inception, we have financed our operations by generating cash from operations. As of March 31, 2005, we had $23.5 million in cash and cash equivalents and $196.5 million in investments in marketable securities.

We derive cash from operations primarily from cash collected on product sales and maintenance contract sales. Net cash (used in) provided by operating activities was ($2.7) million and $17.4 million in the three months ended March 31, 2005 and 2004, respectively. The decrease in cash provided by operating activities during the three months ended March 31, 2005 resulted from net income of $10.1 million adjusted for non-cash reconciling items, the most significant of which were amortization of deferred stock-based compensation of $1.8 million, the tax benefit from stock option transactions of $5.5 million, a decrease in inventory and contract related costs (including deferred cost of sales) of $12.3 million and an increase in accrued expenses of $2.1 million. These items were offset by a decrease in deferred revenues of $19.9 million, an increase in billed accounts receivable of $8.1 million and a decrease in income taxes payable of $5.7 million.

Net cash generated by operating activities was $58.4 million and $19.8 million in the years ended December 31, 2004 and 2003, respectively. The increase in cash provided by operating activities was primarily due to net income of $42.6 million adjusted for non-cash reconciling items, the most significant of which were amortization of deferred stock-based compensation of $10.4 million and deferred income taxes of $13.8 million. Cash provided by operating activities during the year ended December 31, 2004 was also significantly impacted by increases in deferred revenues of $53.1 million and income taxes payable of $5.2 million partially offset by increases in inventory and contract related costs (including deferred cost of sales) of $31.2 million and billed and unbilled accounts receivable of $9.6 million. Net cash generated by operating activities was $19.8 million and $3.0 million, respectively, in the years ended December 31, 2003 and 2002. The increase in cash generated by operations between the periods principally reflects the increase in both net income and deferred revenues between the periods.

Net cash used in investing activities was $197.8 million, $0.6 million and $0.7 million, respectively, in the years ended December 31, 2004, 2003 and 2002. For the three months ended March 31, 2005 and 2004, cash used in investing activities was $1.4 million and $51,000, respectively. The increase in cash used in investing activities in 2004 and the three months ended March 31, 2005 relates primarily to the investment of our initial public offering proceeds in marketable securities. Investing activities for all periods consisted of capital expenditures, which consist primarily of computer equipment for our engineering and service departments.

Cash provided by (used in) financing activities was $149.1 million, ($3.3) million and ($2.0) million, respectively, in the years ended December 31, 2004, 2003 and 2002. For the three months ended March 31, 2005 and 2004, cash provided by (used in) financing activities was $807,000 and ($6.3) million, respectively. Cash provided by financing activities in 2004 relates to the Company’s initial public offering, which generated proceeds of $228.6 million, net of offering costs. Cash used in financing activities consisted solely of cash distributions to our stockholders primarily to fund such stockholders’ tax liabilities related to our S Corporation earnings, of which the distributions amounted to $2.0 million, $3.3 million and $79.6 million for the years ended December 31, 2002, 2003 and 2004, respectively. For the three months ended March 31, 2005, cash provided by financing activities resulted from the proceeds collected related to the exercise of stock options. For the three months ended March 31, 2004, cash used in financing activities consisted of cash paid out as stockholder distributions.

We currently have no material cash commitments, except our normal recurring trade payables, expense accruals and operating leases, all of which are currently expected to be funded through existing working capital and future cash flows from operations. However, we are in the process of identifying and selecting properties to provide for expansion of our workforce in Pasadena. It is likely that any such new facility would require an expenditure of a material amount of capital resources both upon the initial acquisition and subsequent development of any such acquired property. We believe that our cash and cash equivalent balances will be sufficient to satisfy our cash requirements for at least the next twelve months. Although we cannot accurately anticipate the effect of inflation or foreign exchange markets on our operations, we do not believe these external economic forces have had, or are likely in the foreseeable future to have, a material impact on our results of operations.

At December 31, 2004 and March 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, special purpose, or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have material relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

At December 31, 2004, our outstanding contractual cash commitments were limited to our non-cancelable operating lease obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Non-cancelable operating lease obligations	$950	$204	$591	$155	—

Recent Accounting Pronouncements

In November 2002, the FASB’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue No. 00-21 did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company’s consolidated financial position and results of operations.

In August 2003, the FASB’s Emerging Issues Task Force issued EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” The consensus addresses whether non-software deliverables included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of SOP 97-2. The EITF reached a consensus that non-software deliverables, including non-related equipment, for which a software deliverable is essential to its functionality, would be considered software-related, and therefore, included within the scope of SOP 97-2. Unrelated hardware where the software deliverables are not essential to the unrelated hardware’s functionality would not be within the scope of SOP 97-2. The adoption of EITF 03-5 did not have a material impact on the Company’s consolidated financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003. Adoption of this statement did not have a material impact on the Company’s consolidated financial position and results of operations.

In July 2004, the Emerging Issues Task Force (EITF) published its consensus on Issue No. 03-01, “The Meaning of Other Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of Statement of Financial Accounting Standards (SFAS) No. 115, certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of

SFAS No. 115 and not accounted for under the equity method of accounting. In September 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue 03-1-1, Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.

In December 2004, the FASB issued SFAS 123 (Revised 2004)-Share Based Payment (SFAS 123R). SFAS 123R requires that the Company record stock option expense in its financial statements based on a fair value methodology. In April 2005, the Securities and Exchange Commission (SEC) adopted a rule that delayed the compliance dates for adoption of SFAS 123R. The SEC’s rule allows companies to implement SFAS 123R at the beginning of the next fiscal year after June 15, 2005, which is January 1, 2006 for the Company. The Company is evaluating the impact of the new standard and the method and timing of adoption. Although the Company has not completed its analysis, it is anticipated that the expense related to stock options will increase under the new pronouncement, however, it cannot be quantified at this time.

In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in the Company’s second quarter of fiscal 2006. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

Qualitative and Quantitative Disclosure about Market Risk

Although we currently bill for our products and services mostly in U.S. dollars, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. A strengthening of the dollar could make our products and services less competitive in foreign markets and therefore could reduce our revenues. We are billed by and pay substantially all of our vendors in U.S. dollars. In the future, an increased portion of our revenues and costs may be denominated in foreign currencies. To date, exchange rate fluctuations have had little impact on our operating results. We do not enter into derivative instrument transactions for trading or speculative purposes.

Fixed income securities are subject to interest rate risk. The fair value of our investment portfolio would not be significantly impacted by either a 1% increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk.

BUSINESS

Overview

We are a leading provider of Automated Fingerprint Identification Systems, or AFIS, and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. Our AFIS solutions enable customers to capture fingerprint images electronically, encode fingerprints into searchable files and accurately compare a set of fingerprints to a database of potentially millions of fingerprints in seconds. For over fifteen years, we have researched, designed and developed fingerprint biometric technologies that incorporate advanced concepts in fluid dynamics, neural networks, image enhancement, data mining and massively parallel processing. Our proprietary software algorithms, together with optimized hardware, enable our customers to cost-effectively achieve what we believe to be industry-leading accuracy rates and performance. We support the latest standards in fingerprint biometrics and have based our systems on cost-effective, industry-standard hardware and software platforms. We are focused on enabling our customers to expand the capabilities of their systems as their biometrics needs evolve.

Industry Background

Authentication and Identification of Individuals Plays an Important Role in Society

Effectively authenticating and identifying individuals is critical to the safety and integrity of transactions, communications, travel and life in today’s society. Security breaches and frauds resulting from failures in authentication and identification systems can cause economic harm and loss of life. As a result of growing public awareness of security and economic risks, people are becoming increasingly willing to submit to security checks and other identity verification procedures. Authentication of an individual’s identity is necessary when governments, law enforcement agencies and other organizations need to confirm that an individual is who he claims to be. This necessity arises, for example, when a traveler enters a foreign country, a citizen votes, a suspect is arrested, an individual withdraws money from an ATM, a consumer purchases an item on the Internet or an employee seeks access to a restricted area. To authenticate the individual’s claimed identity in these types of scenarios, organizations traditionally implement processes to examine the individual’s credentials, such as signatures, drivers’ licenses, passports, access cards, PINs or passwords. If the authentication process indicates that the credentials are invalid or if there are no credentials to examine, such as when an unknown person leaves evidence fingerprints, known as latents, at a crime scene, organizations frequently initiate an identification process to determine the individual’s identity.

Traditional Authentication and Identification Processes are Inadequate

Traditional processes for authenticating and identifying individuals have inherent weaknesses. Criminals and imposters can easily compromise these processes by falsifying credentials by forging a signature, altering a photograph on a driver’s license or passport or stealing a physical access card. Imposters can use the compromised credentials to gain unauthorized access to physical locations, such as buildings and airplanes, and to confidential information, such as medical data and financial records, and cause significant harm. Traditional authentication and identification methodologies can also be cumbersome and inefficient to use. Individuals are required to remember several passwords and PINs for the multitude of access, credit and membership cards they carry. The costs incurred by organizations to administer these traditional processes can be significant.

Evolution of Biometric Authentication and Identification Processes

The inadequacies of traditional authentication and identification processes, coupled with more stringent security requirements and an increasingly global economy and mobile population, have in recent years contributed to the increased focus on the development of biometrics. Biometrics is the automated use of unique physiological characteristics of individuals, such as fingerprints, palm prints, faces or irises, to determine or verify an individual’s identity. The individual’s biometric characteristic is captured and encoded and then compared against previously encoded biometric data stored in an electronic database to determine or verify the individual’s identity. Because biometrics technology utilizes an unchanging, unique characteristic of a person that cannot be lost, stolen, shared or forgotten, it has the capability to be more accurate, convenient and cost-effective than traditional methodologies.

Fingerprints have been, and we believe will continue to be, the most widely used biometric because they are relatively simple to capture, either voluntarily or from latents at crime scenes, are relatively non-intrusive and benefit from a substantial existing infrastructure that employs fingerprints for identification. Governments and law enforcement agencies around the world have already created vast databases of fingerprints and the American National Standard Institute and the National Institute of Standards and Technology have standardized a common format, called ANSI/NIST, that is used to describe, classify and share fingerprints. According to the FBI, its criminal database alone contains the fingerprints of approximately 47 million individuals. In addition, the United States Department of Homeland Security projects that its database will contain the fingerprints of approximately 43 million individuals by the end of 2005. Other organizations throughout the world, including foreign governments and law enforcement agencies, other U.S. government agencies such as the National Association of Securities Dealers and the Department of State, and the approximately 15,000 state and local law enforcement agencies in the United States, also have established large fingerprint databases, and these databases are continuing to grow.

Automated Fingerprint Identification Systems

The most pervasive, large-scale fingerprint biometrics technology implementations today are AFIS. AFIS are typically used to compare one person’s fingerprints against a large database of fingerprints. This is known as one-to-many matching. The technology for AFIS was originally developed by the FBI and Scotland Yard to facilitate criminal investigations, and AFIS have achieved widespread acceptance within national, state and local law enforcement agencies globally. AFIS are comprised of fingerprint input scanning devices and software and computers that encode, process and store electronic versions of fingerprints. Originally, the fingerprint input devices were scanners that uploaded rolled fingerprint images obtained by rolling all ten inked fingers, known as tenprints, from nail to nail on cards or from latents obtained at crime scenes. Today, electronic fingerprint scanners, known as live-scans, are also available to directly capture flat fingerprint images by pressing the finger onto an input device and submitting the fingerprints to an AFIS. After the fingerprints of the subject are captured, the AFIS encodes the unique features associated with fingerprint ridge endings or bifurcations, known as minutiae, into a data set that is submitted for matching. Most commonly, existing fingerprint biometric systems classify, or bin, the stored fingerprints using basic criteria such as loops and whorls. Using this approach, the search program disregards those portions of the database that are inconsistent with the classification of the subject’s fingerprints and only searches the relevant portions of the database.

AFIS deployments range widely in size, cost and complexity. In a local law enforcement deployment, the AFIS may be entirely contained within a single facility, with one or more fingerprint input devices attached to local computers, networked to a low-cost, small scale system capable of searching up to tens of thousands of records. As AFIS grow larger, they may consist of hundreds of fingerprint acquisition stations throughout a state or country and employ dedicated networks for transmission of biometric data and dozens of dedicated computers.

The diagram below represents a typical, full scale AFIS architecture:

Significant Growth Expected in the AFIS Market

The widespread deployment of AFIS and the development of biometric technologies to support the AFIS market have been among the biggest contributors to the growth of the biometrics industry. This growth is being driven in part by the events of September 11, 2001 and subsequent terrorist attacks, the resultant increase in the worldwide demand for elevated security measures and a general increase in willingness for people to submit to security checks and other identity verification procedures. In response to this demand, significant legislation in the United States has been passed mandating increased spending on security measures. Governments worldwide are establishing agencies and departments focused on security, such as the formation of the Department of Homeland Security, or DHS, which integrated numerous existing agencies and formed a single department with the mission of protecting the United States against terrorism. Governments have also announced initiatives mandating heightened security measures and recommending or requiring the use of biometrics technology as part of the overall security solution. As a result, government agencies have indicated that they will make significant investments in information technology, including biometrics, to fulfill their missions. For example, in January 2004, the DHS launched the United States Visitor and Immigrant Status Indicator Technology, or US-VISIT, program, which requires visitors traveling on a visa to submit two scanned, flat fingerprints and be digitally photographed upon both entry to and exit from the United States. The entry portion of the program is now in effect at 115 U.S. airports, 15 U.S. seaports, and the 50 most highly trafficked land ports of entry. According to the DHS, entry procedures will be in effect at all ports of entry by December 31, 2005. On September 30, 2004, the program was expanded to cover visitors from 27 visa-waiver countries. It is expected that the US-VISIT program will result in a database by mid-2007 of fingerprints of more than 100 million individuals who make border crossings.

The AFIS market is also poised for growth in its core law enforcement sector. Many of the approximately 15,000 state and local law enforcement agencies in the United States utilize AFIS solutions. Many of these law enforcement agencies are upgrading their AFIS based on the development of technology that enables new AFIS capabilities, such as 1,000 pixels per inch (ppi) resolution instead of the conventional 500 ppi resolution for better image quality. Many law enforcement agencies are also seeking to make their AFIS web-enabled and to enable their AFIS to search fingerprints using both flat and rolled methods and to search palm prints. We believe law enforcement agencies not currently using AFIS solutions are also likely to deploy such solutions to achieve faster response times and increased accuracy than they are achieving through existing methods.

Significant Growth Expected in the Market for Other Fingerprint Biometrics Products and Solutions

In addition to AFIS, the market for other fingerprint biometrics solutions is expected to increase. Advances in AFIS technology and widespread deployment of AFIS are resulting in both increased public awareness and acceptance of biometrics solutions and the establishment of an infrastructure that we believe will expedite the adoption of other fingerprint biometrics solutions. As a result of the advances necessitated by the development of the AFIS market, fingerprint biometrics solutions have become much more sophisticated and capable of application in a number of other environments. Several initiatives requiring increased spending on other fingerprint biometrics solutions have already begun. For example, numerous foreign jurisdictions around the world have begun to establish national identification card programs, which will require the issuance of smart ID cards with embedded fingerprint information for each citizen. Foreign jurisdictions such as Hong Kong, Italy, the U.K. and Thailand have implemented or are in the process of implementing national identification card programs. In addition, countries such as Venezuela have begun to use fingerprint biometrics systems to streamline the voting process and prevent fraud in local and national elections. Moreover, consumers have also begun to embrace biometrics authentication, particularly for the purposes of providing increased security on laptops, cell phones and other smart handheld devices that are beginning to store increasing amounts of personal information.

Governments, Law Enforcement Agencies and Other Organizations Face Challenges in Implementing Successful Fingerprint Biometrics Solutions

To satisfy the evolving needs of the AFIS market and the emerging market for other fingerprint biometrics solutions, vendors must deliver systems that achieve increasingly high levels of both accuracy and performance in a cost-effective and scalable manner. Many existing solutions are challenged in their ability to meet these needs because they are limited by the following problems:

•	Inaccuracy. Accuracy rates of AFIS solutions are measured in two ways: detection failure rates and false positive rates. Detection failures occur when an AFIS fails to match a submitted fingerprint against a matching fingerprint in the database. A false positive occurs when a fingerprint is incorrectly matched to a fingerprint in the database. Many AFIS solutions have a high detection failure rate, particularly when tenprints are not available, due to the use of binning and a limited ability to use fingerprints with poor image quality. Classification binning relies heavily on data supplied by a full tenprint, and errors made in the binning process can also cause detection failures. Classification errors are particularly problematic for systems that attempt to search flat fingerprints because they are frequently binned differently from rolled fingerprints, even when the prints belong to the same person. Because the quality of fingerprint images stored in various databases is highly variable, existing AFIS have difficulty matching against poorer quality images. This makes it difficult for existing systems to effectively match against digitized versions of older fingerprint cards, poorer quality latents taken at crime scenes and fingerprints that were improperly taken at law enforcement or government agencies.

•	Performance Constraints. To address heightened security requirements, organizations are expanding biometric authentication checks in areas of high traffic, such as airports, embassies or state/country borders. In these environments, fast capture and response times are required, and it is frequently challenging to collect high quality images. Moreover, many AFIS use binning to try to expedite response times, but AFIS that use binning are ineffective at delivering accurate search results in a timely manner when the subject submits flat fingerprints, as binning under such circumstances eliminates much less of the database and necessitates a broader and more time-consuming search.

•	High Costs and Lack of Linear Scalability and Flexibility. In addition, integration of these biometric products and solutions with existing networks and infrastructure can be costly and complex. As databases and the number of searches grow, governments, law enforcement agencies and other organizations need flexible systems that can be scaled in a linear and cost-effective manner. Using most existing fingerprint biometrics solutions, governments, law enforcement agencies and other organizations have had to purchase multiple costly servers to assemble the requisite processing power to achieve acceptable response times and accuracy rates, and these large server deployments are complex and costly to manage on an ongoing basis.

The constraints and shortcomings of many existing fingerprint biometrics solutions have inhibited the rate of deployment outside of traditional law enforcement environments. These constraints have become more pronounced as a result of the increased focus on security and protection from terrorism, as well as increased attention to economic losses from fraudulent activity, the rising costs of administering and the cumbersome nature of using traditional authentication and identification methodologies. These needs create a significant opportunity for a vendor that can leverage the technology developed in large AFIS deployments to provide accurate, rapid, scalable, flexible and cost-effective fingerprint biometric solutions to both the existing AFIS and the emerging other fingerprint biometrics solutions markets.

Our Solution

We are a leading provider of advanced AFIS and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. For over fifteen years, we have researched, designed, developed and marketed advanced fingerprint biometric technologies and integrated solutions. We believe our proprietary software algorithms, together with optimized hardware, enable our customers to cost-effectively deploy AFIS solutions that consistently deliver industry leading accuracy rates and performance. Our solutions are designed to be scalable, enabling customers to seamlessly expand the capabilities of their AFIS, and flexible, enabling customers to deploy our AFIS in a variety of operating systems and hardware configurations. As a result, we provide a complete AFIS solution that enables customers to achieve a low total cost of ownership both upon initial deployment and throughout its entire lifecycle. Key benefits of our solutions include:

End-to-End Solution and Services Capability. We have designed and developed a fully integrated AFIS solution comprised of our proprietary fingerprint biometric software, together with optimized hardware and professional services. We offer all of the elements a customer needs to deploy fingerprint biometric solutions, including:

•	Search and Retrieval Software. At the core of our solutions are our proprietary search algorithms that accelerate the matching process while maintaining accuracy. This software can run on standard hardware, but in larger deployments our customers typically run it on servers that we enhance with our Programmable Matching Accelerator, or PMA, boards that are optimized for rapid searches. The combination of powerful searching software and optimized hardware processing speeds enables us to deliver fingerprint biometrics solutions that can meet the most demanding requirements of governments, law enforcement agencies and other organizations.

•

Capture Devices.    We offer several types of capture devices that enable our customers to obtain and process either flat or rolled fingerprints in a wide variety of places without ink, such as police stations, airports and immigration offices. All of our live-scan devices run our proprietary Image Flow software, which employs advanced algorithms to improve feature extraction from the fingerprint images, thereby enhancing search accuracy. We also offer portable devices that enable customers to obtain and process fingerprints remotely. Our live-scan devices provide real-time image previews on screen for improved quality control and reduced processing time.

•	Systems Integration Services. Our service abilities enable us to deliver full end-to-end solutions regardless of the operating or network environment and to design custom interfaces to existing systems. Our highly trained and skilled engineering professionals have extensive expertise in designing and deploying AFIS and other biometrics solutions that are integrated with our customers’ existing systems. Because our core intellectual property resides in our software capabilities, we can cost-effectively bundle our software with optimized off-the-shelf hardware components to create solutions for our customers that deliver the performance capabilities they demand. Moreover, our solutions implement standards-based approaches that simplify integration and support.

High Accuracy Rates.    We believe our solutions enable our AFIS customers to search large databases with industry leading accuracy and performance. In an April 2005 study published by the National Institute of Standards and Technology evaluating the accuracy of 1:1 matching systems, our solution was rated the most accurate. A key factor in our ability to achieve these accuracy rates is our approach of searching the entire database rather than relying on binning like most other AFIS. As a result, our solutions do not suffer from binning errors, and we can more effectively search both flat and rolled prints, which leads to increased accuracy. Moreover, because our software reflects our over fifteen years of research and development on neural network, fluid dynamics and advanced image processing principles, we are able to extract more minutiae from lower quality fingerprints to minimize detection failures and false positives.

High Performance.    Our solutions deliver high performance and enable rapid response times when searching large databases while still maintaining a high degree of accuracy. Our PMA servers accelerate the processing capability of standard server architectures and can compare over one million fingerprints per second per PMA server. We achieve this performance level by implementing our advanced search algorithms and our proprietary Data Flow technology, which enables massively parallel processing on our PMA servers to eliminate the need for binning. Because we do not need to bin, our solutions can rapidly search based on any number of prints. Furthermore, our PMA servers can be easily clustered together, which enables customers to employ multiple servers in an integrated solution and achieve throughput levels that scale with their needs. Our rapid response times enable our customers to deploy our systems in high traffic areas where real-time authentication or identification based on flat prints is critical.

Significant Cost Savings and Linear Scalability and Flexibility.    The power, linear scalability and flexibility of our solutions can result in significant cost savings to our customers. The power of our solutions reduces our customers’ initial costs and related ongoing maintenance and administrative costs because one of our PMA servers running our software can typically accomplish the equivalent processing of multiple Windows, UNIX or Linux servers working with other existing AFIS solutions. In addition, our solutions enable our customers to expand their systems smoothly and economically as their processing needs grow and as their systems evolve because they can incrementally purchase additional PMA servers which can be easily connected to one another, or rack mounted, to linearly scale matching throughput and support system growth as their databases grow and the number of required searches increases. Moreover, all of our current products are backwards compatible with earlier versions, enabling our customers to integrate our solutions with their existing network and infrastructure and easily and cost-effectively upgrade their systems as we develop new generations of our technology. Furthermore, our solutions are flexible and work effectively in heterogeneous network environments that include multiple hardware systems and operating systems such as Windows, UNIX and Linux. As a result, we believe the total cost of ownership of our solutions is lower than the cost of competing solutions.

Our Strategy

Our objective is to become the leading provider of biometrics solutions for governments, law enforcement agencies and other organizations worldwide. Key elements of our strategy to achieve this objective include:

Increase Sales to Government Organizations in the United States.    We will continue our efforts to further expand our existing customer relationships with government organizations in the United States. We expect that an increasing amount of our revenues will come from the sale of additional AFIS solutions to our current core customers in law enforcement and the U.S. federal government, including the DHS. We intend to continue marketing our biometrics solutions to law enforcement agencies and statewide and regional government organizations where our solutions have gained broad market acceptance. In particular, we believe that the local law enforcement market is well suited for our solutions because of our scalability and cost advantages. Success in local law enforcement can lead to broader acceptance of our solutions in statewide law enforcement. Conversely, once a statewide law enforcement agency adopts our solutions, we believe we will be able to introduce our solutions to local law enforcement agencies more quickly than if we approached each local agency individually.

Expand our International Presence.    We believe that there is significant demand for our solutions outside of the United States because many countries have enacted legislation that mandates the use of biometrics technology in civil applications, including elections and national identification, and for securing borders and reducing the risk of terrorism. We have already deployed our AFIS solution to customers in Venezuela, the United Kingdom, Italy, France, Germany, Austria and other European countries. We believe that our historical success positions us well in the European, Latin American and other international markets for new AFIS deployments, particularly in border crossing applications and expanded law enforcement systems. In developing nations that are seeking to deploy new systems to address heightened security concerns, we believe our solutions are particularly compelling because we offer flexible and scalable systems that can be deployed rapidly and cost-effectively. We intend to leverage our reputation and our relationships with local system integrators to expand our international presence.

Increase the Size and Scope of our Customer Engagements.    We have extensive experience in providing complex AFIS solutions to government and law enforcement agencies. We believe this experience, together with the increased resources provided by the proceeds from this offering, will enable us to bid on and win larger dollar value and more comprehensive government contracts with respect to biometrics solutions. Successful execution of this strategy will increase the total dollar value of our available opportunities and provide us with greater control over the success of the bidding process. We believe that direct relationships with government agencies will enable us to capture complementary, high margin services engagements and exert more influence over technology decisions that can lead to significant expansion of our system deployments.

Pursue Opportunities in the Developing Markets for Other Fingerprint Biometrics Solutions.    We intend to leverage our advanced AFIS technology to take advantage of the opportunities in the developing market for other fingerprint biometric solutions outside of law enforcement and government. We believe that enterprises whose businesses depend on secure authentication, particularly in markets like financial services and healthcare, will adopt biometrics solutions for access card replacement, remote access authentication, time and attendance and protection of handheld and wireless devices. Our AFIS solution has already been deployed in commercial settings to monitor time and attendance of employees. We have also entered a supply agreement under which our technology will be deployed in a biometric payment authorization system for consumers. We are also working with commercial suppliers of electronic passport and identification equipment that are investing in biometrics solutions to meet the demands of governments across the world that are establishing electronic identification programs for their citizens. In addition, we believe that consumers are beginning to accept biometrics as a security solution for the increasingly sensitive data stored in and available through smart handheld devices. We believe that increasing public acceptance of biometrics driven by government deployments will create a significant opportunity for us to expand our sales of commercial biometrics products and solutions that leverage the emerging biometrics infrastructure.

Continue to Innovate and Develop Leading Biometrics Technology Capabilities.    We believe that our investment of over fifteen years of research and development in advanced biometrics technologies, including both software and hardware, provides us with a significant competitive advantage. The intellectual property we have developed gives us the ability to more quickly respond to evolving customer needs and technologies. We intend to enhance our existing solutions and to develop new technologies by continuing to make investments in research and development. Our focused development efforts have enabled us to nearly double the matching throughput of our biometrics solutions every two years. Because our technology has searching, processing and other features that are applicable to biometrics other than fingerprints, we believe we are well positioned to develop and market products for biometrics such as facial or iris scanning if the market for those capabilities develops. In addition, the increased project control that will be available to us as we expand our direct relationships with our customers will enhance our ability to influence the technological decisions in each contract and give us expanded opportunities to leverage the technology we develop for one project into useful solutions for other projects in the future.

Pursue Strategic Alliances and Acquisitions.    We intend to increase the number of relationships we have with other technology product and service vendors to expand our market penetration. We believe that alliances with leading companies with complementary offerings can extend our market reach and visibility and enable us to develop new products quickly and cost-effectively. We seek to build additional relationships with systems integrators to increase our revenue opportunities as a subcontractor and continue developing potential partners that can work with us in our direct customer engagements. We will also look to acquire complementary companies, technologies and products to accelerate our ability to compete in our core market and allow us to enter new markets.

Products and Services

We offer biometrics solutions to the government sector, which consists of federal, state, local and foreign governments and agencies, including immigration/border control agencies, electoral commissions and law enforcement agencies and the market for other fingerprint biometric solutions, which are emerging applications primarily for the commercial sector. Our products for the government sector are principally AFIS solutions, and our products for the commercial sector, which generated less than 1% of our revenues for 2004, are other fingerprint biometric solutions principally based on our proprietary application specific integrated circuit, or ASIC, technology. At the core of each of our products is our proprietary Image Flow Processing, Data Flow Computing and Information Fusion software.

AFIS Solutions

We offer a variety of products and services designed to enable customers to deploy cost-effective, accurate and high performance AFIS solutions. We offer our PMA servers bundled with our proprietary software to perform the searching and matching functions that are central to an AFIS, as well as live-scan fingerprint capture devices. We also deliver design and integration services and necessary computing and equipment infrastructure to enable deployment into diverse and heterogeneous environments. Our customers typically deploy our AFIS solutions in either traditional AFIS environments, such as law enforcement, where we market our solution as Cogent Automated Fingerprint Identification System, or CAFIS, or in live production environments, such as border crossings, where we market our solution as Cogent Live-ID.

We offer two primary AFIS solutions, each of which incorporates our PMAs and our live-scan devices:

Cogent Automated Fingerprint Identification System.    CAFIS is our full-function, networked AFIS solution for local, regional and national systems. While each CAFIS deployment is unique to the customer due to its specific design and integration requirements, all such deployments employ our proprietary software, and the larger deployments rely significantly on our PMA servers. We believe that CAFIS is one of the most accurate systems in the world for twoprint, tenprint, latent and palm print searches.

CAFIS can be integrated with external AFIS, live-scan systems, hand-held wireless devices, secure web-based Internet solutions and other information systems. CAFIS features a modular and expandable architecture that can be scaled to meet any agency’s database size, throughput and integration requirements. CAFIS can quickly and accurately search databases of enrolled subjects, with multiple records per subject in image resolutions of both 500 ppi and 1,000 ppi. Any number of modular elements can be incorporated into CAFIS, including PMA servers, workstations, live-scans and wireless handheld computers. For agencies with modest throughput requirements, systems can be configured using an NT or UNIX-based transaction server hosting our Image Flow, Data Flow and Information Fusion software. For local agencies, we provide an affordable AFIS solution on a stand-alone workstation that incorporates much of the tenprint and latent functionality and all the accuracy of large-scale AFIS systems. This workstation can scale to support larger-scale systems as agency needs change. CAFIS can be configured with a number of built-in safeguards that ensure service resiliency, while providing safety of information through its fault tolerant architecture, disk mirroring, automated database backup and disaster recovery options. It is also capable of integrating other authentication and identification solutions, such as facial recognition and smart cards.

Cogent Live-ID.    Our Live-ID AFIS solution enables our customers to rapidly identify individuals who submit their fingerprints for border crossings, background checks, fraud prevention, criminal investigation, document identification, voting stations and other activities where security is a concern. Live-ID has been deployed in many demanding environments, including the US-VISIT program and the Venezuelan national elections. As a result of our powerful searching and matching technology and the improved feature extraction from our image capture technology, Live-ID provides a rapid and efficient identification solution using only two flat fingerprints. Our Live-ID system can be configured to run on hand-held devices, notebook computers, stand-alone workstations and enterprise systems serving users in a vast network of sites. Live-ID can be implemented on platforms operating under UNIX, Windows and Linux, enabling users to submit search transactions and receive results with a standard web browser. Live-ID can also be used in non-governmental environments to provide authentication of an individual’s identity for a variety of transactions, including e-commerce applications.

Live-ID implements our Data Flow matching technology to accurately search entire databases containing up to millions of records in a matter of seconds. Our Information Fusion technology makes it possible to combine identification systems so that Live-ID can search databases of digital photographs, signatures and demographic data simultaneously.

AFIS Products

We offer two key products in our AFIS solutions deployments:

Programmable Matching Accelerator Servers.    Our proprietary PMA server is a high-speed image matching server at the core of a customer’s AFIS or Live-ID system that can support search speeds of up to one million print comparisons per second per server. These speeds, which are made possible by the integration of our proprietary software with our advanced design PMAs, are necessary to adequately address the needs of customers that require real-time identification results when searching databases containing thousands to millions of records.

Our PMAs are modular units that enable customers to linearly increase matching throughput to support system and database growth by rack-mounting multiple PMA servers. PMA servers are comprised of up to eighteen of our PMA boards integrated with a commercially available server that has a high-speed input/output processor board and multiple random access memory drives. Our PMA boards use field programmable gate array integrated circuits optimized to run our proprietary software, rather than costly general purpose microprocessors or inflexible ASICs. As a result, we can cost-effectively program our PMA servers to perform a variety of matching tasks for fingerprints and palm prints. Our PMA boards also provide redundancy because the PMA boards house mirrored databases in on-board random access memory that contain files used by the system to generate fingerprint matches. The mirrored configuration and speed of the random access memory allow the system to perform simultaneous search transactions at very high speeds while still maintaining the reliability of the system.

Live-scan Systems.    We offer a suite of live-scan systems running our proprietary software that improve minutiae feature extraction during the capture and encoding of fingerprint and palm print data. These systems can capture rolled or flat fingerprints and palm prints of a subject in an easy-to-learn and inkless manner. Using our software, these products enable real-time previewing, which helps the operator to place, guide and align the fingers and palms correctly, and provide immediate feedback, including error messages, if prints are not captured at an acceptable quality. These features improve the efficiency of the fingerprint capture process and enhance the effectiveness of the matching process by capturing and submitting high quality fingerprints to the AFIS or Live-ID system more quickly than live-scan devices that utilize other software programs. Scanning resolution meets ANSI/NIST and Federal Bureau of Investigation standards, and the scanner is certified to meet and exceed Federal Bureau of Investigation requirements. All data formatting is done with Federal Bureau of Investigation certified compression algorithms. Textual and graphic information is displayed in a single monitor, with a graphic user interface and on-screen buttons and zoom features. Our live-scan product suite is designed to enable integration within larger AFIS and booking management systems, including CAFIS, Live-ID and legacy AFIS solutions.

Our live-scan booking station is an advanced live-scan system designed to withstand extreme working conditions such as those present in jails and prisons. The system features a high-security glass front and a ruggedized cabinet. We also offer a desktop live-scan system and a portable live-scan system.

AFIS Services

Design, Integration and Training.    We offer design and integration services and training that complement our AFIS product solutions. At the commencement of a large CAFIS or Live-ID deployment, we establish project management teams that utilize a formal project management development process to meet the customer’s desired performance objectives. We develop and deliver customized solutions to governments, law enforcement agencies and other organizations that require integration with existing information systems that interface with external AFIS systems. We also work with major systems integrators in providing tailored solutions. After installation, we conduct performance tests to validate performance objectives. We also offer tailored training plans that include classes, on-the-job training and in-house seminars. As part of our training services, we provide customized user guides along with manuals.

Outsourced Live-ID Biometric Processing Services.    We provide a fully outsourced Live-ID service on a hosted application service business model. Systems are housed and maintained in a secure data center at our headquarters. The data center is equipped with high-speed, fault-tolerant Cogent PMA matchers and enterprise servers. Customers using this service can offer fingerprint matching services for applications such as background checks without investing in an entire AFIS infrastructure and pay on a transaction basis.

ASIC Applications

Our proprietary ASIC is designed to perform biometric image processing and matching for both fingerprints and facial images for the commercial sector. Based on an ARM940 microprocessor core, our proprietary ASIC incorporates a powerful two-dimensional digital signal processing engine and supports memory bus interfaces with synchronous dynamic random access memory, read-only memory, flash memory and static random access memory devices. Our proprietary ASIC is typically delivered as part of our proprietary Identification Module, which is a stand-alone image processing and biometric matching unit designed for applications requiring biometric identification and authentication. To provide maximum flexibility for integrating the Identification Module with a variety of user applications, the module supports a number of fingerprint sensor options, including silicon sensors and optical sensors and communication interface options, as well as magnetic stripe card, contact smart card and contactless smart card readers. We generated less than 1% of our revenues from sales of our ASIC or ASIC applications in 2004.

The Identification Module supports both one-to-one authentication and one-to-many identification applications. Host application systems can manage the Identification Module through common communication protocols, such as Ethernet. We also offer an original equipment manufacturer, or OEM, development kit for application development and integration. This kit comes with a variety of tools and options to provide high degrees of flexibility and customization for a wide range of applications.

Examples of applications powered by our proprietary ASIC are:

BioGate.    BioGate is a physical access control system that provides a sophisticated, accurate and customizable biometrics solution to support a variety of access control environments. This system can replace existing access card systems with an easy-to-use system that controls access by requiring that an individual seeking entry submit to a finger scan to confirm his right to access a restricted area. Featuring our matching software, a 500 ppi resolution silicon fingerprint sensor and a contact smart card reader or optional magnetic stripe card reader, BioGate provides a high level of accuracy and speed. BioGate can increase security while making the access control system more convenient for authorized personnel.

National Identification Card Programs.    Many governments worldwide, such as Hong Kong, Italy, the United Kingdom and Thailand, have implemented or are considering implementing national identification card programs. Many of these programs involve enrolling citizens in a database and issuing each citizen an identification card, some of which are smart cards that contain a chip, such as our proprietary ASIC, that has a digital template of fingerprints embedded in it. This information can be accessed and matched against a real-time scan of a citizen’s finger to enable real-time authentication of the citizen’s identity for a variety of purposes. Our proprietary ASIC is currently used in the Hong Kong Smart Identity Card Program.

MobileIDENT.    MobileIDENT integrates our proprietary ASIC with a forensic quality fingerprint sensor (500 ppi resolution), a digital camera, a smart card reader and a Windows mobile-based Pocket PC to create a handheld AFIS that can locally store and search fingerprints on our proprietary ASIC chip. MobileIDENT can also communicate with a central AFIS search engine with results returned to the MobileIDENT. In addition, MobileIDENT supports match-on-card authentication whereby a captured fingerprint is compared to fingerprint minutiae stored on a smart card. MobileIDENT enables law enforcement officers to make rapid and effective identifications and authentications at ports of entry and exit, at sporting events, for roadside vehicle checks, for major public events and at any remote location where timely identification or authentication checks may be required.

Technology

We developed our proprietary technology through an extensive research and development program focused on innovative algorithms for image processing and biometric identification. These highly complex matching algorithms are the core of our technology, and we have optimized the hardware deployed in our customers’ systems to run these algorithms efficiently. Our engineers have extensive expertise in matching algorithms, image enhancement, image compression, fuzzy mathematics, morphology, neural networks, security, encryption, communications, data mining and data fusion. By leveraging this expertise over our fifteen year history, we have developed advanced algorithms for statistical pattern recognition, structural pattern recognition, random process modeling and error and distortion modeling.

Image Flow Technology.    Our Image Flow software utilizes fluid dynamics principles to perform real-time identification and classification of minutia and other irregularities that define the unique biometric features. Since fingerprints have a natural graphical flow embodied in the ridges in human fingers, our Image Flow software enables our algorithms to identify the patterns of a fingerprint similar to the surface appearances associated with fluid flow. This enables us to employ mathematical modeling, using the principles of fluid dynamics, for enhancing poor fingerprints lifted from crime scenes or less than optimal images. Utilizing ridge pattern information in a fingerprint image, our Image Flow algorithms capture the flow information via partial differential equations, solve the numerical equations, and provide accurate feature data associated with the fingerprint image. By analytically modeling these natural flows, which are unique to each individual, our software can establish a positive identity using a variety of biometrics, including fingerprints, palm prints, and facial images. Our image processing software operates throughout our AFIS solutions to enable more detailed feature extraction to improve the accuracy of searches and descriptive function modeling to improve the speed of searches.

Data Flow Technology.    Utilizing innovative hyper-pipeline and massively parallel computing architectures, our Data Flow super computing technology provides an in-depth analysis of the similarity of natural object characteristics to accurately and automatically identify matching characteristics. This technology enables very high-speed computation, and it is scalable to run on hand-held computers, desktop computers and enterprise servers. Our Data Flow technology utilizes parallel processing techniques to deliver high throughput by conducting parallel database searches while expending minimal time per comparison. The Data Flow technology implements a design paradigm that features a dataflow computing architecture based upon the Single Instruction Multiple Data, or SIMD, dataflow computer model. The SIMD model packs multiple data elements into a single register and performs the same calculation on all of them at the same time, and computational accelerators move performance bottlenecks from the processor into the processor’s memory hierarchy. This technology enables us to optimize both our accuracy and transaction throughput by capitalizing on the fact that all the fingerprints in the database can be accessed in parallel. We have also developed advanced wavelet compression and coding design technologies to enhance system speed.

The design of our PMA boards also manifests our Data Flow technology. The PMA board design features extremely high input/output bandwidth to process the database using a massively parallel and hyper-pipeline architecture implemented on a single card that plugs into a standard interface on a commercially available server. Our PMA servers have been designed to support the high-speed capabilities of the Data Flow algorithms and provide scalable matching units that can individually perform one million fingerprint comparisons per second. For every transaction, our PMA server initializes the search engine by loading the search fingerprint minutiae data to the search engine. The PMA server continues sending the fingerprint minutiae data to the data pipe of the search engine while the search engine data pipe is not full.

Information Fusion Technology.    Our Information Fusion technology integrates data mining and data fusion technologies with biometric identification to enable the transformation of raw data into business information. To meet customer requirements, AFIS and other fingerprint biometrics systems must integrate with larger communications and information systems. Our Information Fusion technology improves the accuracy of our solutions by utilizing sophisticated fusion algorithms to combine biometric data from multiple sources and multiple algorithms.

Our Information Fusion technology includes system integration tools and techniques to integrate information from disparate information systems, such as intelligence systems, criminal history systems and border crossing systems. This technology includes advanced workflow and state transition modeling architectures that we use to develop custom workflows and seamless integration of data in customers’ information systems. Rather than maintaining multiple versions of our software for a variety of applications and customers, our Information Fusion software requires only one master version that is both dynamically and statically configured based on each customer’s requirements. Information Fusion facilitates the rapid development of extension modules for individual customer deployments to address specific needs, and we can frequently use the functionality developed for one customer in future customer deployments. This technology also provides an efficient framework for providing customer support of delivered systems, which can reduce customers’ maintenance costs and increase system reliability. The ability to provide integration across local, state, national and international systems is a key advantage for governments and law enforcement agencies in implementing heightened security procedures.

Customers

We have established relationships with national and local government agencies, law enforcement agencies and other organizations worldwide. The following is a representative list of our customers and end-users:

U.S. National	U.S. State/Local

Bureau of Alcohol, Tobacco, Firearms and Explosives

Department of Homeland Security
(US-VISIT)

Federal Bureau of Prisons

U.S. Citizenship and Immigration Services Identification System (IDENT)

U.S. Department of Justice, Federal Bureau of Investigations (FBI)

City of Austin, Texas

City of Ontario, California

County of Marin, California

County of San Joaquin, California

County of Stanislaus, California

Fresno County Sheriff’s Department

Los Angeles County Sheriff’s Department

Ohio Bureau of Criminal Investigation and Identification (OBCII)

Sheriff—Criminalistic Lab—Northeast Offices, Johnson County, Kansas State of Connecticut State of Florida Department of Highway Safety and Motor Vehicles State of Rhode Island

International	Commercial/Other

Algeria Gendarmerie Nationale

Bulgarian National Police

Chilean National Police

City of Winnipeg, Manitoba

Control Data (Thailand)

Ekonomika State Enterprise of Moscow

Electoral Office of Jamaica

European Commission

Hong Kong Smart Identity Card Program

Italian National Police

Ministry of Interior of the Slovak Republic

National Database & Registration Authority, Pakistan

National Electoral Council in the Republic of Venezuela

Organization of American States (Haiti)

Royal Brunei Police Force

Royal Cayman Islands Police Services

Royal Thai Police

Secretary of State of the Office of Security, Honduras

Singapore National Police

Trinidad and Tobago Population Registration System

Turkish Gendarmerie

U.K. National Automated Fingerprint Identification System (NAFIS)

Airline Reporting Corporation Hewlett-Packard Lexar Media National Association of Securities Dealers Pay By Touch

Customer Deployments

Examples of ongoing and successfully completed implementations of our AFIS solutions and other fingerprint biometric solutions include:

•	United States Visitor and Immigrant Status Indicator Technology (US-VISIT): The US-VISIT program, launched in January 2004, requires visitors traveling on a visa to submit two scanned fingerprints and have a digital photograph taken upon both entry to and exit from the United States. The program received $380 million in funding for fiscal year 2003 and $328 million for fiscal year 2004, and was appropriated $340 million for fiscal year 2005. Upon completion, US-VISIT will employ our AFIS solution at numerous locations to enable real-time authentication of individuals’ identities at high traffic areas of U.S. airports, seaports and land ports and U.S. consulates overseas.

•

National Electoral Council in the Republic of Venezuela:    The CNE used our AFIS solution including our software and hardware, as well as our installation and maintenance services, for its national elections in August 2004 and its mayoral and regional elections on October 31, 2004. Voters submitted fingerprints on a live-scan device, and the fingerprints were enrolled in a database and matched to authenticate the voters’ identities and prevent duplicate registration. The CNE used our solution to enable the real-time authentication of voters’ identities. We believe our success on this project positions us well for the CNE to continue to purchase additional solutions for various other local and national elections and other fingerprint security related projects in 2005.

•	U.K. National Automated Fingerprint Identification System (NAFIS): The U.K.’s NAFIS supports the 43 police forces of England and Wales including the New Scotland Yard. NAFIS employs our Image Flow and Data Flow technology, enabling nearly 100% database penetration of a 5 million record database for every search. In its first year of operation, NAFIS identified more than 30,000 latent prints left at crime scenes.

•	Ohio Bureau of Criminal Investigation and Identification (OBCII): The OBCII provides scientific and investigative assistance to local law enforcement agencies throughout Ohio. We developed OBCII’s AFIS system, which supports 1,300 civil and commercial agencies with a secure web-based system for civil fingerprint background checks that now take minutes instead of weeks. The OBCII AFIS also interfaces with all 650 law enforcement agencies and provides electronic filing of dispositions by courts.

•	U.S. Citizenship and Immigration Services (USCIS): The USCIS (formerly known as the Immigration and Naturalization Service), which is part of DHS, is a government organization whose mission is to promote national security, continue to eliminate immigration adjudications backlogs, and implement solutions for improving immigration customer services. We provided the technology for the USCIS IDENT system. The system uses high-speed digital communications to link over 500 workstations at border control points and USCIS locations throughout the United States. Using our Data Flow technology for nearly 100% database penetration, and handling 25,000 transactions per day, IDENT provides identification search responses in seconds for a database of over 9 million records.

•	Hong Kong Smart Identity Card Program (SMARTICS): SMARTICS is an identity card replacement program initiated by the Hong Kong Immigration Department in August 2003 for the residents of Hong Kong. Each new identity card being issued has our proprietary ASIC embedded in it. The ASIC has a digital template of the individual’s fingerprints encrypted in it. The templates can be read and matched against a scan of the individual’s thumb at any automated entry station to confirm the identity of the individual. The SMARTIC program enables real-time authentication of individuals’ identities at Hong Kong’s borders.

•	Los Angeles County Regional Identification System (LACRIS): The LACRIS program supports all 47 law enforcement agencies in Los Angeles County and is fully integrated with county, state and national criminal justice information systems. We developed the LACRIS solution which can search a subject database of both rolled and flat prints and achieve what we believe to be industry leading accuracy. The legacy system used in Los Angeles County had taken 1-2 days to process prints. This real-time response enables law enforcement officials to quickly identify individuals when they are arrested and to solve crimes based on fingerprints that are left at crime scenes.

•	Hewlett Packard (iPAQ h5550): Hewlett-Packard has integrated our technology with its iPAQ h5550 Pocket PC to enhance security and improve ease of use. The iPAQ h5550 incorporates a fingerprint scanner and our proprietary ASIC to enable users to implement access protection that far exceeds the conventional password methodology.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. In 2004 we derived 25% and 38% of our revenues from the sale of our solutions to the DHS and the CNE, respectively. During the three months ended March 31, 2005 we derived 26% and 44% of our revenues from the sale of our solutions to the DHS and the CNE, respectively.

Sales and Marketing

We market our AFIS solutions and other fingerprint biometrics solutions directly to end-users and indirectly through prime contractors. We market our proprietary ASIC device indirectly through OEMs, resellers and distributors. As of March 31, 2005, we employed thirteen individuals who were involved in our sales and marketing efforts.

Sales efforts for our AFIS and other government related fingerprint biometrics solutions are predominantly focused on establishing and maintaining new and existing relationships with defense and IT solutions companies that typically serve as prime contractors on government projects. We also market our AFIS and other government related fingerprint biometrics solutions directly to end customers if the project is focused primarily on a biometrics implementation. For large AFIS deployments, a government entity typically issues a request for proposal, or RFP. In the RFP, the entity will usually provide the project’s specifications and performance requirements, and then solicit proposals from prospective prime contractors who are on the approved vendor list. Because we are one of four vendors that offer AFIS solutions, we are typically included in any U.S. or international RFP that is open for competitive bidding. We enhance our opportunities for being selected as a prime or subcontractor by utilizing references from our existing customers, usually bidding on a fixed price basis and employing consultants who have strong relationships in our international markets. We assemble a multi-disciplined project management team to draft the proposal, or to assist with drafting if we are the subcontractor, negotiate the actual contract and deploy the solution. Once our solution has been deployed, the project management team educates our customer on the use of our AFIS and other biometrics solutions. The project management team is also frequently involved in upgrading our customers to more comprehensive solutions as their needs grow. In addition, when competing for local, state and international contracts from governments and law enforcements agencies, we seek to team with local systems integrators in the jurisdiction in which the contract is to be performed.

Our sales efforts for our proprietary ASIC device are focused on OEMs, resellers and distributors. We attempt to identify markets that would benefit from biometrics, such as the market for corporate and personal security, and then partner with leading vendors in those areas. We frequently rely on references from our existing AFIS customers to obtain new commercial customers. As we expand our presence in the commercial market, we intend to increase our sales force.

As part of our general sales and marketing efforts we have also established the Cogent User Group. The main purpose of this group is to provide feedback on existing solutions, identify needs for new products and identify new desirable capabilities for both existing and new solutions. We have an annual user conference where members can provide feedback on our solutions and products. We utilize the information gathered from members of the Cogent User Group and the information gathered from clients by our project management teams to better enable us to create and deliver to our customers timely upgrades and new solutions that meet evolving customer needs.

Manufacturing and Suppliers

For our PMA servers, we conduct finish assembly operations, quality assurance, manufacturing engineering, documentation control and integration at our headquarters facility in South Pasadena, California. We acquire the servers from commercial suppliers such as IBM and Hewlett-Packard. We outsource the assembly of our PMA boards to contract manufacturers to reduce fixed costs and to provide flexibility in meeting market demands. We directly purchase the components of our PMA boards, including printed circuit boards, field programmable gate arrays and memory integrated circuits, and our contract manufacturers assemble them to our specifications. The contract manufacturers deliver the assembled PMA boards to us, and we perform finish assembly procedures before testing and integrating the final products into the commercial servers with software and manuals in our South Pasadena, California facility.

Samsung Semiconductor, Inc. fabricates our proprietary ASIC wafers in Asia. Various subcontractors perform assembly, packaging and testing of our ASICs, allowing us to purchase and receive only finished ASIC product. We maintain a manufacturing facility in Shenzhen, China where we manufacture and assemble consumer and commercial products that incorporate our proprietary ASIC. Approximately twenty-three employees oversee the manufacturing process, and we have a quality assurance strategy in place that provides quality control audits from these employees. Certain components of our products that are manufactured in Shenzhen are outsourced to contract partners, none of which are sole source suppliers. We also store and distribute our inventory of consumer and commercial products from the Shenzhen facility. All design, engineering, customization and development of these products are done at our facility in South Pasadena.

Most component parts used in our products are standard off-the-shelf items, which are, or can be, purchased from two or more sources. In addition to Samsung, IBM and Hewlett-Packard, we utilize products from suppliers such as Sun Microsystems and Dell Computer, which provide computer workstations, Smith Heimann Biometrics, Identix and Cross Match Technologies, which provide live-scans, Oracle, Informix, Sybase and Microsoft, who supply database software and Atmel, which supplies sensors. We select suppliers on the basis of functionality, manufacturing capacity, quality and cost. Whenever possible and practicable, we strive to have at least two manufacturing locations for each product. Nevertheless, our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, unavailability of, or delays in obtaining access to, certain product technologies and the absence of complete control over delivery schedules, manufacturing yields, and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could disrupt our ability to meet customer demands or reduce our gross margins.

Strategic Relationships

Our strategic relationships are an important part of our sales and marketing strategy. We have established strategic relationships with commercial entities such as IBM, Hewlett-Packard, Fujitsu and Sun Microsystems. We are committed to working with our strategic partners to enhance our solutions and increase the value our customers receive. Our relationships with our strategic partners range from situations in which our technology is embedded within a partner’s products and deployed as part of its solution to cooperation arrangements where we work with a partner to increase the interoperability of our offerings for our customers.

Customer Service

We believe that customer service is critical to our success, and we have committed significant resources to this function. Our contracts provide for telephone, web-based or email support and occasionally on-site support. Our systems are configured for remote access, allowing us to solve most problems remotely and without customer involvement. We also maintain a customer support database that allows us to both resolve problems and prevent recurrences of prior problems.

Competition

The market for biometric solutions is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. A significant number of established companies have developed or are developing and marketing software and hardware for biometric products and applications that currently compete or will compete directly with our offerings. Our offerings also compete with non-biometric technologies such as public key infrastructure solutions, smart card security solutions, and traditional key, card, surveillance and password systems. Many of our competitors have significantly more financial and other resources than we do. We believe that additional competitors will continue to enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase in the near term. We sometimes compete with third parties who are also our suppliers or prime contractors. Companies competing with us may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances not yet developed or implemented by us. Our current principal competitors include:

•	diversified technology providers, such as Motorola (through its Motorola Biometrics Solutions division), NEC and Sagem (through its wholly owned subsidiary Sagem Morpho) that offer integrated AFIS solutions to governments, law enforcement agencies and other organizations;

•	companies that are AFIS component providers, such as Cross Match Technologies, Identix and Smith Heimann Biometrics;

•	prime government contractors such as Northrop Grumman, that develop integrated information technology products and services that include biometrics-related solutions that are frequently delivered in partnership with diversified technology providers and biometrics-focused companies; and

•	companies focused on other fingerprint biometrics solutions, such as AuthenTec, BioScrypt, Dermalog and UPEK.

We believe the principal competitive factors in the market for complete AFIS solutions include the following:

•	accuracy of matching;

•	speed of matching;

•	total cost of system ownership, including initial costs and ongoing maintenance and support;

•	customization;

•	scalability that enables rapid and accurate matching in extremely large databases; and

•	quality of service and support.

We believe the principal competitive factors in the market for other fingerprint biometric solutions include the following:

•	degree of security provided;

•	ease of use;

•	functionality;

•	price;

•	size; and

•	reliability.

We believe that we compete favorably with our competitors in both of the above markets on the basis of the aforementioned factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development and customer support.

Backlog

We record an item as backlog when we receive a contract, purchase order or other notification indicating the number of units to be purchased, the purchase price, specifications and other customary terms and conditions. Our backlog also includes deferred revenue reflected on our consolidated balance sheet. There can be no assurance that any of the contracts comprising our backlog presented in this prospectus will result in actual revenue in any particular periods or that the actual revenue from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that actually generates revenue will be profitable. These estimates are based on our experience under such contracts and similar contracts and may not be accurate. As of December 31, 2004 and 2003, our total backlog was approximately $127 million and $47 million, respectively.

We cannot assure you that we will realize revenue from all our backlog or as to timing thereof. In 2004, we derived 44% of our revenues from the sale of our solutions either directly or indirectly to U.S. government agencies pursuant to government contracts. Many of these contracts are subject to re-negotiation, budget constraints and termination at the option of the customer. In addition, a significant portion of our revenue is not recognized upon shipment, but is recognized only upon customer acceptance of our systems or over the term of our contracts under the percentage-of-completion method.

Research and Development

We engage in substantial research and development to advance our core products and develop new products. We conduct research on algorithm development, hardware development, system engineering and architecture, industry standards, technology integration, user productivity features and performance enhancement. We also invest substantial resources in commercializing the technology that we develop in our research and development efforts into products that meet the needs of our customers. We have found that while there are unique features to each client engagement, there is often a degree of commonality. Under our customer contracts, we typically obtain the rights to use any improvements to our technology developed on a particular customer deployment on other customer deployments. As a result, we have historically been able to moderate our research and development expenses by leveraging the improvements developed by our personnel working on customer engagements. Our research and development expense was $6.9 million in 2004, $5.7 million in 2003 and $4.6 million in 2002.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property. The core technology used in our products and solutions is not the subject of any patent or copyright protection. We have two issued patents on technology related to optical sensors and image reconstruction for the commercial markets. We also rely primarily on a portfolio of intellectual property rights, both foreign and domestic, including trade secrets, trademarks, contractual provisions, patent applications and licenses to protect our intellectual property. Our registered trademarks relate to Cogent Systems, BioGate, Live-ID and PMA. Our two pending patent applications relate to our Data Flow and Information Fusion technology.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business would thus be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, our patents, or any other patents that may be issued to us in the future, may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country where we market our solutions. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights in those countries may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology.

We may be required to expend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such litigation, whether or not it is ultimately resolved in our favor, would result in significant expense to us and divert the efforts or our technical and management personnel.

As the number of entrants into our market increases, the possibility of an intellectual property claim against us grows. Our technologies may not be able to withstand any third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing our business plan. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an advance ruling in such a claim. An adverse determination could also prevent us from offering our service to others.

We generally enter into confidentiality agreements with our employees, vendors, industry partners and customers. Furthermore, we generally control access to and distribution of our documentation and other proprietary information. Despite this protection, unauthorized parties may copy aspects of our current or future software products or obtain and use information that we regard as proprietary, and such unauthorized use could harm our business.

Employees

As of March 31, 2005, we employed 146 full-time employees, including 62 in research and development, 55 in operations and engineering services, 13 in sales and marketing and 16 in general and administration. We have never had any work stoppage and none of our employees are represented by a labor organization or are party to any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters occupy approximately 20,074 square feet in South Pasadena, California in a building we purchased in 1997. We also lease properties in Reston, Virginia, Dublin, Ohio, London, U.K., Vienna, Austria and Taipei, Taiwan for use as local project management and business development offices. The size and location of these properties changes from time to time based on business requirements. We lease a manufacturing facility in Shenzhen, China. We are in the process of identifying and selecting properties to provide for expansion of our workforce in Pasadena. We believe that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

We are not currently a party to any material legal proceeding, and to our knowledge, none is threatened.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table provides the name, age, position(s) and a brief account of the business experience of each of our directors, executive officers and key employees as of December 31, 2004:

Name	Age	Position(s)
Directors and Executive Officers:
Ming Hsieh	49	President, Chief Executive Officer and Chairman of the Board of Directors
Paul Kim	37	Chief Financial Officer
Michael Hollowich	58	Executive Vice President, Operations
James Jasinski	55	Executive Vice President, Federal and State Systems
John C. Bolger(1)	58	Director
John P. Stenbit(1)	64	Director
Kenneth R. Thornton(1)	63	Director

Key Employees:
Wally Briefs	56	Vice President, International
Dr. Bruno Lassus	43	Vice President, Commercial Systems
Jian (James) Xie	39	Vice President, System Integration

(1) Member of audit, compensation and nominating and corporate governance committees

Ming Hsieh has served as our Chief Executive Officer, President and Chairman of the Board of Directors since founding Cogent in 1990. Mr. Hsieh is responsible for our executive management and his responsibilities include long-range planning and corporate growth, as well as developing and implementing company policies, procedures and philosophy. Prior to founding Cogent, Mr. Hsieh founded and was Vice President of AMAX Technology from 1987 to 1990. Prior to that, Mr. Hsieh was a research and development engineer at International Rectifier from 1985 to 1987. Mr. Hsieh received a B.S.E.E. from University of Southern California in 1983 and an M.S.E.E. from University of Southern California in 1984.

Paul Kim has served as our Chief Financial Officer since January 2004. Prior to that, Mr. Kim was the Chief Financial Officer of JNI Corporation, a storage area network technology company, from September 2002 until December 2003. From October 1999 to August 2002, Mr. Kim was Vice President, Finance and Corporate Controller of JNI. Prior to joining JNI, he served as Vice President of Finance and Administration for Datafusion Inc., a privately held software development company, from January 1998 until October 1999. From April 1996 to January 1998, Mr. Kim was the Corporate Controller for Interlink Computer Sciences, Inc., a public enterprise software company. From January 1990 to April 1996, Mr. Kim worked for Coopers and Lybrand L.L.P., leaving as an audit manager. Mr. Kim received a B.A. in economics from the University of California at Berkeley in 1989 and is a Certified Public Accountant.

Michael Hollowich joined Cogent in February 2001. He currently serves as Executive Vice President, Operations. Mr. Hollowich is responsible for internal operations related to new project management and user support, as well as qualification of new business targets and preparation of proposals. Prior to joining us, Mr. Hollowich served at TRW (Northrup Grumman) from April 1969 to February 2001, where he held senior business development and project management positions including project director for the United Kingdom’s National Automated Fingerprint Identification System as well as the project manager for the NASA Spacelab Payload Integration project. While at TRW, Mr. Hollowich worked overseas on projects in the United Kingdom, Germany, Belgium and Denmark. Mr. Hollowich received a B.S. degree from the University of California at Los Angeles in April 1969.

James Jasinski joined Cogent in May 2002. He currently serves as Executive Vice President, Federal and State Systems. Mr. Jasinski is responsible for support of existing clients at the federal and state levels, development of new business opportunities, and establishment of new project offices as needed for the management of new contracts. He also manages our Reston, Virginia, Ohio and London offices. Prior to joining us, Mr. Jasinski was a Vice President for DynCorp Systems and Solutions from December 2000 to May 2002. From May 1978 through December 2000, Mr. Jasinski worked at the Federal Bureau of Investigation. Mr. Jasinski received a Juris Doctor degree from Union University, Albany Law School in 1976 and a Bachelor of Arts degree from State University of New York at Buffalo in 1973.

John C. Bolger has served as a director since March 2004. Mr. Bolger is a retired Vice President of Finance and Administration of Cisco Systems, Inc., a manufacturer of computer networking systems. Mr. Bolger is currently a private investor and has served as a director of Integrated Device Technology, Inc. since 1993, Wind River Systems, Inc. since 2000, Mission West Properties, Inc. since 1998 and Micromuse, Inc. since 2004, all of which are public companies. Mr. Bolger earned a B.A. from the University of Massachusetts and an M.B.A. from Harvard University. He is a Certified Public Accountant.

John P. Stenbit has served as a director since April 2004. Mr. Stenbit participated as a member of Secretary Rumsfeld’s staff in conjunction with the transformation of the entire Department of Defense during his two terms of service from September 1973 to April 1977. Mr. Stenbit served as the Assistant Secretary of Defense Networks and Information Integration (NII), previously known as Command, Control, Communications, and Intelligence (C3I), at the Pentagon from August 2001 to March 2004. Mr. Stenbit also worked at TRW, Inc. from September 1968 to August 1973, and from May 1977 to April 2001, most recently as an executive vice president. Mr. Stenbit has chaired advisory committees for the Administrator of the Federal Aviation Administration, as well as served as a member of advisory committees on information security, strategic systems, telecommunications, submarines, and future warfare defense communications. Mr. Stenbit earned a bachelors degree in Engineering in 1961 and masters degree in Electrical Engineering in 1962 from the California Institute of Technology in Pasadena, California and attended the Technische Hogeschool in the Netherlands from 1962 to 1963 and 1965 to 1967. Mr. Stenbit was a Fulbright Fellow from 1962 to 1963 and an Aerospace Corporation Fellow from 1965 to 1967. He is presently a member of the National Academy of Engineering, Tau Beta Pi, and a recipient of Secretary of Defense Medals for both Distinguished and Outstanding Public Service.

Kenneth R. Thornton has served as a director since June 2004. Mr. Thornton worked for International Business Machines (IBM) from November 1967 until April 2001 when he retired as General Manager Worldwide Public Sector. Mr. Thornton has served as a director of CyberSource Corporation since April 2001, First Genetic Trust Corporation since December 2002, Hire Networks Corporation since November 2001, Infodata Systems since July 2004 and the National Symphony Orchestra since July 2000. In addition, Mr. Thornton has served on the Advisory Board of the U.S. Postal Service since January 1998 and Cross Match Technologies since November 2003. Mr. Thornton received his B.S. in Business Administration from Barton College in 1964.

Wally Briefs joined Cogent in April 1996. He currently serves as Vice President, International and supports all new business activity from a strategic and client management perspective. Mr. Briefs’ responsibilities include business development, and marketing and sales. Prior to joining us, Mr. Briefs served as a consultant to Cogent from January 1990 to April 1996. From November 1966 through April 1996, Mr. Briefs served as a law enforcement official for several agencies, including the New York City Police Department. Mr. Briefs has over thirty-eight years experience in the identification of finger and palm prints, law enforcement, and crime scene investigation and sixteen years experience in automated palm and fingerprint identification systems including design, procurement and management of local, state, and federal AFIS programs.

Dr. Bruno Lassus joined Cogent in October 2003. He currently serves as Vice President of Commercial Systems. Dr. Lassus’ responsibilities include the development of new business opportunities in the field of civilian AFIS required for the issuance and the maintenance of Identification Documents (national identification cards, citizenship cards, drivers’ licenses, voting systems, passports, healthcare and welfare programs), corporate security solutions and other products for the consumer market. Prior to joining us, Dr. Lassus worked with Gemplus, a world leader in smart card solutions from July 1989 to September 2003. While at Gemplus,

Dr. Lassus served as the Vice President of Healthcare and Identity Solutions. Prior to joining Gemplus, Dr. Lassus, Ph.D., DDS, was practicing as a healthcare provider from June 1986 to June 1989. Dr. Lassus received his medical and dental degrees from Universite Paul Sabatier in Toulouse, France in 1986.

Jian (James) Xie joined us in May 1998 as Vice President, System Integration. Mr. Xie is responsible for product development and integration, operations and maintenance, research and development, and management of the integration group. Prior to joining us, Mr. Xie served as Senior Software/Network Engineer at Australian HealthNet Services, Sydney, NSW, where he designed and built a company-wide network infrastructure and designed and developed internet-based applications for healthcare industries from August 1995 to April 1998. Mr. Xie received a bachelor’s degree in Engineering Mechanics from Chongqing University, P.R. China in 1998, a Master of Engineering Science in Industrial Engineering from University of New South Wales in 1992, and a Master of Computer Science from University of New South Wales in 1993.

Executive Officers and Directors

Currently, all of our directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our officers are elected and serve at the discretion of our board of directors.

Ming Hsieh, our President, Chief Executive Officer and Chairman of the Board of Directors, and James Xie, our Vice President, System Integration, are brothers. There are no other family relationships among any of our directors and executive officers.

Board Committees

Our board of directors has established three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee.

Audit Committee.    The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The members of our audit committee are John C. Bolger, John P. Stenbit and Kenneth R. Thornton.

Compensation Committee.    The compensation committee reviews and makes recommendations to our board of directors concerning the compensation and benefits of our executive officers and directors, administers our stock option and employee benefits plans, and reviews general policy relating to compensation and benefits. The members of our compensation committee are John C. Bolger, John P. Stenbit and Kenneth R. Thornton.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to our board of directors, and provides oversight in the evaluation of our board of directors and each committee. The members of our nominating and corporate governance committee are John C. Bolger, John P. Stenbit and Kenneth R. Thornton.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has ever been one of our officers or employees. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. For information concerning transactions between us and Messrs. Bolger, Thornton and Stenbit, or their affiliates, see “Certain Relationships and Related Party Transactions.”

Director Compensation

Each of our non-employee directors is paid $20,000 annually and is reimbursed for reasonable expenses incurred in connection with performance of their duties as directors. Upon their election to our board of directors, each of our non-employee directors is granted an initial option to purchase up to 40,000 shares of our common stock at the then fair market value pursuant to the terms of our 2004 Equity Incentive Plan. In addition, each non-employee director is automatically granted an option to purchase up to 10,000 shares of our common stock if he or she remains on the board of directors on the date of each annual meeting of stockholders (unless he or she joined our board of directors within six months of such meeting). Each non-employee director will also receive cash compensation of $2,000 for attendance at each board meeting. Additionally, the chairperson of each of the audit committee and the compensation committee will receive $2,500 and $1,500, respectively, and members of the audit committee and compensation committee (not including chairpersons) will receive $1,500, and $1,000, respectively, for attendance at each meeting of such committees.

Limitations on Liability and Indemnification Matters

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation includes a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with the Delaware General Corporation Law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the Delaware General Corporation Law. We also maintain liability insurance for our directors and officers.

Our bylaws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents. We have entered into separate indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of indemnification set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Executive Compensation

The following table summarizes the compensation paid to or earned by our Chief Executive Officer and our other three most highly compensated executive officers whose total annual salary and bonus during the fiscal year ended December 31, 2004 exceeded $100,000:

Summary Compensation Table

	Fiscal Year	Fiscal Year 2004 Annual Compensation		Long-Term Compensation Awards	All Other Compensation(2)
Name and Principal Position		Salary	Bonus(1)	Number of Securities Underlying Options
Ming Hsieh, President and Chief Executive Officer	2004	$259,921	$70,000	—	$9,988
	2003	$170,000	$100,000	—	$6,000
Paul Kim, Chief Financial Officer(3)	2004	$205,524	$70,000	950,000	$—
Michael Hollowich, Executive Vice President, Operations	2004	$175,556	$70,000	140,000	$7,367
	2003	$164,583	$100,000	100,000	$6,000
James Jasinski, Executive Vice President, Federal and State Systems	2004	$176,000	$70,000	140,000	$7,380
	2003	$165,334	$100,000	120,000	$6,000

(1)	Bonuses are paid in the year in which they are earned.
(2)	Includes contributions made by us to our 401(k) plan on behalf of such officer.
(3)	Mr. Kim became our Chief Financial Officer on January 5, 2004.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to the individuals named in the Summary Compensation Table during the fiscal year ended December 31, 2004, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price. These assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price. There can be no assurance that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions.

In the fiscal year ended December 31, 2004, we granted options to purchase up to an aggregate of 2,682,000 shares of our common stock to employees, directors and consultants. All options are fully vested within four years. The percentage of total options granted is based upon an aggregate of 2,682,000 options granted during 2004.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees In Last Fiscal Year	Exercise Price Per Share	Expiration Date
Name					5%	10%
Ming Hsieh	—	—%	$—	—	$—	$—
Paul Kim	950,000	35%	$1.00	1/05/2014	$47,684,140	$72,971,660
Michael Hollowich	40,000	1%	$1.00	1/01/2014	$2,007,753	$3,072,491
Michael Hollowich	100,000	4%	$4.50	6/22/2014	$4,795,807	$7,711,020
James Jasinski	40,000	1%	$1.00	1/01/2014	$2,007,753	$3,072,491
James Jasinski	100,000	4%	$4.50	6/22/2014	$4,795,807	$7,711,020

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth for the individuals named in the Summary Compensation Table their option exercises for the fiscal year ended December 31, 2004, and exercisable and unexercisable options held by them as of December 31, 2004.

The “Value of Unexercised In-the-Money Options at December 31, 2004” is calculated based on the difference between the $33.00, the closing price of our common stock on the Nasdaq National Market on December 31, 2004, and the exercise price for the shares underlying the option, multiplied by the number of shares issuable upon exercise of the option. These options were granted under our 2000 Stock Option Plan.

	Number of Shares Acquired On Exercise	Value Realized	Number of Shares Underlying Unexercised Options At December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Ming Hsieh	—	—	—	—	$—	$—
Paul Kim	—	—	237,500	712,500	$7,600,000	$22,800,000
Michael Hollowich	—	—	132,500	207,500	$4,308,938	$6,310,063
James Jasinski	—	—	102,500	237,500	$3,313,125	$7,278,875

Employment Agreements and Change in Control Agreements

We have an employment agreement with Paul Kim, entered into on January 5, 2004, under which Mr. Kim is entitled to an annual salary of $208,000, with a one-time initial bonus of $20,000. On January 5, 2004, Mr. Kim was also granted an option to purchase up to 950,000 shares at an exercise price of $1.00 per share, with 237,500 shares vesting on April 5, 2004, 178,124 shares vesting on January 5, 2005, and 44,532 shares vesting on each subsequent calendar quarter thereafter. In the event of a change of control, all unvested shares will immediately vest. In the event of termination for cause following a change of control, Mr. Kim may be eligible for severance pay of up to one year of his annual salary.

We have employment agreements with our Executive Vice President, Federal and State Systems, Michael Hollowich and our Executive Vice President, Operations, James Jasinski. Each of these agreements provides for a fixed base annual salary that is subject to normal periodic review for increases by our board or directors, and each of these agreements may be terminated at will by either the employee or us.

Employee Benefit and Stock Plans

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan, or the Equity Plan, was approved by our board of directors and by our stockholder in May 2004 and became effective upon the effective date of our initial public offering. The following summary of the Equity Plan is qualified in its entirety by the specific language of the Equity Plan.

Purpose.    The Equity Plan is intended to make available incentives that will assist us to attract, retain and motivate employees whose contributions are essential to our success. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units and deferred stock awards.

Shares Subject to Equity Plan.    A total of 16,000,000 shares of our common stock are authorized and reserved for issuance under the Equity Plan. However, the actual number of awards which may be granted under the Equity Plan shall be reduced, at all times, by the number of stock options outstanding under our 2000 Plan described below. As of March 31, 2005, options to purchase 69,500 shares of our common stock were outstanding under our Equity Plan at a weighted average exercise price per share of $26.73. The reserve under the Equity Plan will automatically increase on each anniversary of January 1, 2005, through 2013, by an amount equal to the lesser of (a) one and a half percent (1.5%) of the number of shares of stock issued and outstanding on the immediately preceding December 31, or (b) 750,000. Our Board of Directors may elect to reduce, but not increase without also obtaining stockholder approval, the number of additional shares authorized in any year. Appropriate adjustments will be made in the number of authorized shares and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the Equity Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by tender of previously owned shares will be deducted from the shares available under the Equity Plan.

Administration.    The administrator of our Equity Plan will generally be the compensation committee of our board of directors, although the board may delegate to one or more of our officers authority, subject to limitations specified by the plan and the board, to grant stock options to service providers who are neither officers nor directors of us. Subject to the provisions of the plan, the administrator determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards must be evidenced by a written agreement between us and the participant. The administrator may amend, cancel or renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The administrator has the authority to construe and interpret the terms of the Equity Plan and awards granted under it.

Eligibility.    Awards may be granted under the Equity Plan to our employees, including officers, directors, or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. While we grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares and performance units to any eligible participant.

Stock Options.    The administrator may grant nonstatutory stock options, “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code, indexed stock options, or any combination of these. The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. Any incentive stock option granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation must have an exercise price equal to at least 110 percent of the fair market value of a share of our common stock on the date of grant and a term not exceeding five years. The term of all other options may not exceed ten years. Options vest and become exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the administrator. Unless a longer period is provided by the administrator, an option generally will remain exercisable for six months following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for twelve months, but in any event not beyond the expiration of its term.

Automatic Grant of Nonemployee Director Stock Options.    Only members of the board of directors who are not employees or a nonemployee director at the time of grant are eligible to participate in the nonemployee director stock option component of the Equity Plan. Upon first being elected or appointed as a nonemployee director, an individual will be granted an initial option for 40,000 shares of our common stock on the day of his or her initial election or appointment. On the day of each annual meeting of stockholders, each nonemployee director who remains in office immediately following the meeting will be granted an annual option for 10,000 shares of common stock. Provided, however, that a nonemployee director granted an initial option within a period of six months prior to the date of an annual meeting shall not be granted an annual option.

Each option granted under the nonemployee director automatic grant program will be evidenced by a written agreement specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the provisions of the Equity Plan. The per-share exercise price under each option will be equal to the fair market value of a share of our common stock on the date of grant. Generally, the fair market value of the common stock is the closing price per share on the date of grant as reported on the Nasdaq National Market.

Twenty-five percent of each initial option and annual option will become exercisable on the date one year after the date of grant and the remaining portion of the option shall become exercisable quarterly thereafter at the rate of 6.25% of each option for each quarter, subject to the nonemployee director’s continuous service on our board of directors. Unless earlier terminated under the terms of the Equity Plan or the option agreement, each option will remain exercisable for 10 years after grant. An option generally will remain exercisable for six months following the nonemployee director’s termination of service, provided that if service terminates as a result of the participant’s death or disability, the option generally will remain exercisable for 12 months, but in any event the option must be exercised no later than its expiration date. All other terms and conditions of nonemployee director options are substantially equivalent to those described above for options generally.

Stock Appreciation Rights.    A stock appreciation right gives a participant the right to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation either in cash or in shares of our common stock. We may make this payment in a lump sum, or we may defer payment in accordance with the terms of the participant’s award agreement. The administrator may grant stock appreciation rights under the Equity Plan in tandem with a related stock option or as a freestanding award. A tandem stock appreciation right is exercisable only at the time and to the same extent that the related option is exercisable, and its exercise causes the related option to be canceled. Freestanding stock appreciation rights vest and become exercisable at the times and on the terms established by the administrator. The maximum term of any stock appreciation right granted under the Equity Plan is ten years.

Restricted Stock Awards.    The administrator may grant restricted stock awards under the Equity Plan either in the form of a restricted stock purchase right, giving a participant an immediate right to purchase our common stock, or in the form of a restricted stock bonus, for which the participant furnishes consideration in the form of services to us. The administrator determines the purchase price payable under restricted stock purchase awards, which may be less than the then current fair market value of our common stock. Restricted stock awards may be subject to vesting conditions based on such service or performance criteria as the administrator specifies, and the shares acquired may not be transferred by the participant until vested. Unless otherwise determined by the administrator, a participant will forfeit any unvested shares upon voluntary or involuntary termination of service with us for any reason, including death or disability. Participants holding restricted stock will have the right to vote the shares and to receive any dividends paid, except that dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

Restricted Stock Units.    Restricted stock units granted under the Equity Plan represent a right to receive shares of our common stock at a future date determined in accordance with the participant’s award agreement.

No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant’s services to us. The administrator may grant restricted stock unit awards subject to the attainment of performance goals similar to those described below in connection with performance shares and performance units, or may make the awards subject to vesting conditions similar to those applicable to restricted stock awards. The Equity Plan also authorizes the administrator to establish a deferred compensation award program under which selected participants may elect to receive fully vested stock units in lieu of compensation otherwise payable in cash or in lieu of cash or shares of stock otherwise issuable upon the exercise of stock options, stock appreciation rights, performance shares or performance units. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay.

Performance Shares and Performance Units.    The administrator may grant performance shares and performance units under the Equity Plan, which are awards that will result in a payment to a participant only if specified performance goals are achieved during a specified performance period. Performance share awards are denominated in shares of our common stock, while performance unit awards are denominated in dollars. In granting a performance share or unit award, the administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the Equity Plan, such as revenue, gross margin, net income, cash flow, return on capital or market share. To the extent earned, performance share and unit awards may be settled in cash, shares of our common stock, including restricted stock, or any combination of these. Payments may be made in lump sum or on a deferred basis. If payments are to be made on a deferred basis, the administrator may provide for the payment of dividend equivalents or interest during the deferral period. Unless otherwise determined by the administrator, if a participant’s service terminates due to death or disability prior to completion of the applicable performance period, the final award value is determined at the end of the period on the basis of the performance goals attained during the entire period, but payment is prorated for the portion of the period during which the participant remained in service. Except as otherwise provided by the Equity Plan, if a participant’s service terminates for any other reason, the participant’s performance shares or units are forfeited.

Deferred Stock Awards.    The Equity Plan provides that certain participants who are executives or members of a select group of highly compensated employees may elect to receive, in lieu of payment in cash or stock of all or any portion of such participant’s cash and/or stock compensation, an award of deferred stock units. A participant electing to receive deferred stock units will be granted automatically, on the effective date of such deferral election, an award, or a “deferred stock unit award,” for a number of stock units equal to the amount of the deferred compensation divided by an amount equal to the fair market value of a share of our common stock as quoted by the national or regional securities exchange or market system on which the common stock is listed on the date of grant. A stock unit is an unfunded bookkeeping entry representing a right to receive one share of our common stock in accordance with the terms and conditions of the deferred stock unit award. Participants are not required to pay any additional cash consideration in connection with the settlement of a deferred stock unit award. A participant’s compensation not paid in the form of a deferred stock unit award will be paid in cash in accordance with our normal payment procedures.

Each deferred stock unit award will be evidenced by a written agreement between us and the participant specifying the number of stock units subject to the award and the other terms and conditions of the deferred stock unit award, consistent with the requirements of the Equity Plan. Deferred stock unit awards are fully vested upon grant and will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of stock units subject to the award within 30 days following the earlier of (i) the date on which the participant’s service terminates or (ii) an early settlement date elected by the participant in accordance with the terms of the Equity Plan at the time of his or her election to receive the deferred stock unit award. A holder of stock unit has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the stock unit. However, participants holding stock units will be entitled to receive dividend equivalents with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalents will be credited in the form of additional whole and fractional stock units determined by the fair market value of a share of common stock on the dividend payment date. Prior to settlement, no deferred stock unit award may be assigned or transferred other than by will or the laws of descent and distribution.

Change in Control.    In the event of a change in control, the acquiring or successor entity may assume all stock options and stock appreciation rights outstanding under the Equity Plan or substitute substantially equivalent options and stock appreciation rights. If the outstanding stock options and stock appreciation rights are not assumed by the acquiring or successor entity, then all unexercised portions of such outstanding awards will terminate. Alternatively, the administrator may provide for the cancellation of outstanding stock options or stock appreciation rights in exchange for a payment in cash, stock or other property having a value equal to the difference between the exercise price of the award and the consideration payable in the change in control transaction with respect to the number of vested shares subject to the award. The administrator may accelerate the vesting and settlement of any award upon a change in control.

Amendment and Termination.    The Equity Plan will continue in effect until the tenth anniversary of its approval by the stockholders, unless earlier terminated by the administrator. The administrator may amend, suspend or terminate the Equity Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, reprice any outstanding stock option or stock appreciation right, or effect any other change that would require stockholder approval under any applicable law or listing rule. Amendment, suspension or termination of the Equity Plan may not adversely affect any outstanding award without the consent of the participant, unless such amendment, suspension or termination is necessary to comply with applicable law.

2000 Stock Option Plan

On July 25, 2000, our Board of Directors adopted and our shareholders approved the 2000 Stock Option Plan, or the 2000 Plan. As of March 31, 2005, there were outstanding under the 2000 Plan options to purchase 9,337,085 shares of common stock at a weighted average exercise price per share of $0.85, and no shares of common stock were available for grant under the 2000 Plan.

No additional options will be granted under the 2000 Plan, and all options that expire under the 2000 Plan without having been exercised or cancelled will become available for grant under the 2004 Equity Incentive Plan.

Under the 2000 Plan, our employees, directors and consultants, and those of any parent or subsidiary of ours, are eligible to receive nonstatutory stock options. Employees are also eligible to receive “incentive stock options,” within the meaning of Section 422 of the Internal Revenue Code. This plan is administered by our board of directors. Subject to the provisions of the 2000 Plan, our board determines in its discretion the persons to whom and the times at which options are granted, the types and sizes of such options, and all of their terms and conditions. All options must be evidenced by a written agreement between us and the recipient. Our board may amend, modify, cancel, extend or renew any option, grant a new option in substitution for any option, waive any restrictions or conditions applicable to any option, and accelerate, continue, extend or defer the vesting of any option. Our board also has the authority to construe and interpret the terms of the 2000 Plan and options granted under it.

The exercise price of nonstatutory stock options granted under the 2000 Plan must be at least 85 percent of the fair market value of a share of our common stock on the date of grant. The exercise price of incentive stock options cannot be less than 100 percent of the fair market value of a share of our common stock on the date of grant. In the case of any options granted to a person who owns stock possessing more than 10 percent of the total combined voting power of all classes of our stock or of any parent or subsidiary corporation, the exercise price cannot be less than 110 percent of such fair market value. The term of an option cannot exceed 10 years, or 5 years for incentive stock options granted to 10 percent stockholders. Unless a longer period is provided by the board, an option generally remains exercisable for thirty days following the participant’s termination of service, except that if service terminates as a result of the participant’s death or disability, the option generally remains exercisable for twelve months, but in any event not beyond the expiration of its term. Shares subject to options granted under the 2000 Plan generally vest, conditioned upon the participant’s continued service, over a period of four years, with 25 percent vesting after one year and the balance vesting in equal quarterly installments over the remaining 36 months.

If we experience a change in control, the acquiring or successor corporation may assume or substitute substantially equivalent options for the outstanding options granted under the 2000 Plan. If the acquiring or successor corporation elects not to assume or substitute for outstanding options granted under the 2000 Plan, the board may provide, as set forth in the participant’s stock option agreement, for the acceleration of the vesting of any outstanding options. On completion of a change in control all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or members of such person’s immediate family had or will have a direct or indirect material interest other than the transactions described below. All future transactions between us and any of our directors, executive officers or related parties will be subject to the review and approval of our audit committee.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive officers and directors containing provisions that may require us to, among other things, indemnify those executive officers and directors against certain liabilities that may arise by reasons of their status or service as executive officers or directors. The agreements also provide for us to advance to the executive officers and directors expenses that they expect to incur as a result of any proceeding against them as to which they could be indemnified. We also intend to execute such agreements with our future executive officers and directors.

Stock Option Grants

Certain stock option grants to our directors and executive officers are described in this prospectus under the captions “Management—Director Compensation” and “Management—Option Grants in Last Fiscal Year.”

Stock Sale Agreement

On December 31, 2003, we entered into a Stock Sale Agreement with Ming Hsieh, our President and Chief Executive Officer, and Archie Yew, our former Vice President-Finance whereby Mr. Yew sold 20,000,040 shares of our common stock to Mr. Hsieh. Mr. Hsieh made an initial payment to Mr. Yew in the amount of $6,292,150 on January 21, 2004, which was funded by a dividend paid by us to Mr. Hsieh. Mr. Hsieh issued a Promissory Note to Mr. Yew for an aggregate amount equal to (i) $2,813,778 plus interest on such amount at 6% per annum, plus (ii) an amount equal to Mr. Yew’s tax liability on the aggregate payment of $9,105,928, plus (iii) an additional amount equal to the taxes Mr. Yew is required to pay in connection with our earnings as an S Corporation while Mr. Yew was a stockholder. The amounts described in clauses (i) and (iii) were paid in July 2004 and the amount in clause (ii) was paid in March 2005 by Mr. Hsieh, and the promissory note was cancelled.

Pursuant to the Stock Sale Agreement, we agreed to indemnify, hold harmless and insure Mr. Yew against all losses, liabilities or expenses which he shall incur arising out of his actions taken as an officer, director or employee of ours, provided such actions were in good faith or at the direction of any other officer of ours. Mr. Yew agreed to indemnify and hold harmless, to the extent not covered by insurance, us and our officers, directors and employees against all losses, liabilities or expenses incurred as a result of Mr. Yew’s actions as an officer, director or employee, to the extent such actions were outside the scope of his duties or in bad faith.

Tax Matters Agreement

On May 12, 2004, we entered into a Tax Matters Agreement with our stockholder, Ming Hsieh. The Tax Matters Agreement was amended in September 2004. Under the amended agreement, we agreed to declare a dividend to Mr. Hsieh in an amount not to exceed $85.0 million. The final amount of $65.5 million was calculated as described in “Prior S Corporation Status.” We also agreed to not file an amended income tax return or change any election or accounting method if such filing or change would increase any tax liability of Mr. Hsieh for any tax period. Mr. Hsieh and we agreed that we would file all appropriate tax returns related to our prior fiscal years as an S Corporation or in connection with the termination of our status as an S Corporation. The amended Tax Matters Agreement also provides for certain allocations of responsibility for taxes for the periods prior to the termination of our status as an S Corporation and after such termination.

We agreed to indemnify and hold harmless Mr. Hsieh for any tax liabilities incurred by him in connection with changes to our taxable income as a result of an increase in or change in character of our taxable income during the period in which we were an S Corporation. Further, we agreed to indemnify Mr. Hsieh for professional fees or other costs reasonably incurred in the course of his defense of his income tax returns for the years in which he was reporting corporate income as a result of the S Corporation election. Our obligation to indemnify Mr. Hsieh is limited to the amount of our actual tax savings in connection with such increases or changes with respect to our taxable income.

Pursuant to the amended Tax Matters Agreement, Mr. Hsieh agreed to indemnify and hold us harmless for any tax liability resulting from our failing to qualify as an S Corporation at the initial election or at any time prior to the termination of our S Corporation status. Mr. Hsieh has also agreed to indemnify us against certain increases in our tax liabilities related to periods prior to the termination of our S Corporation election, but Mr. Hsieh’s obligation to indemnify us for these liabilities is limited to the amount of his actual tax savings attributable to the circumstances giving rise to the increase in our tax liability.

Dividends

During the years ended December 31, 2002, 2003 and 2004, we declared S Corporation dividends of approximately $1,957,000, $3,334,000 and $79,625,000 respectively, of which the amounts indicated below were paid to the following holders of our common stock:

	Year Ended December 31,
Name of Stockholder	2002	2003	2004
	(in thousands)
Ming Hsieh	$1,304	$2,222	$68,720
Archie Yew	$653	$1,112	$10,905

Offering Expenses

We have agreed to pay all expenses of the selling stockholders incidental to this offering other than underwriting discounts and commissions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership of the shares of our common stock as of May 10, 2005, and as adjusted to give effect to the sale of 11,000,000 shares of common stock in this offering by us and the selling stockholders for:

•	each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each executive officer listed in the Summary Compensation Table;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by such stockholder. The address of the individuals listed below is the address appearing on the cover of the registration statement of which this prospectus is part.

	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Beneficially Owned After the Offering
Name or Group of Beneficial Owners	Number	Percentage(1)	Shares Offered by This Prospectus	Number	Percentage(2)
Named Executive Officers:
Ming Hsieh(3)	60,139,930	69.7%	5,965,035	53,539,930	59.1%
Paul Kim(4)	280,902	*	225,000	55,902	*
Michael Hollowich(5)	163,885	*	75,000	88,885	*
James Jasinski(6)	176,216	*	100,000	76,216	*

Directors:
John C. Bolger(7)	25,500	*	—	25,500	*
John P. Stenbit(8)	10,000	*	—	10,000	*
Kenneth R. Thornton(9)	15,000	*	—	15,000	*
Executive officers and directors as a group (7 persons)(10)	60,811,433	70.0%	6,365,035	53,811,433	59.2%
Other Selling Stockholders
Fong Liu Hsieh(11)	638,715	*	634,965	3,750	*

*	Represents less than 1%.
(1)	Applicable percentage ownership is based on 85,603,457 shares of our common stock outstanding as of May 10, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options currently exercisable, or exercisable within 60 days after May 10, 2005, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.
(2)	Assumes no exercise by the underwriters of their right to purchase up to an additional 1,650,000 shares from Ming Hsieh to cover over-allotments. If the underwriters exercise this over-allotment option in full, Mr. Hsieh will own 51,889,930 shares, or 57.1% of our common stock.
(3)	Includes 3,000,000 shares held by Ming Hsieh as trustee of the Ming Hsieh Annuity Trust No. 1 dated May 11, 2004, 3,000,000 shares held by the spouse of Mr. Hsieh, Fong Liu Hsieh, as trustee of the Fong Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, 637,500 shares issuable to Ms. Hsieh upon the exercise of options that are exercisable within 60 days after May 10, 2005 and an additional 1,215 shares held by Ms. Hsieh.

(4)	Consists of 279,687 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(5)	Consists of 162,670 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(6)	Consists of 175,001 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(7)	Includes 22,500 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(8)	Consists of 10,000 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(9)	Includes 10,000 shares issuable upon the exercise of options that are exercisable within 60 days after May 10, 2005.
(10)	Prior to the offering, includes an aggregate of 1,297,358 shares issuable upon the exercise of options granted to our executive officers and directors that are exercisable within 60 days after May 10, 2005 and an aggregate of 264,823 shares issuable upon the exercise of options exercisable within 60 days after May 10, 2005 after the offering.
(11)	Includes 637,500 shares issuable upon the exercise of options exercisable within 60 days after May 10, 2005. Ms. Hsieh is an employee of the company and the spouse of Ming Hsieh, our chief executive officer. The shares owned by Ms. Hsieh as reflected in the above table do not include shares held by Mr. Hsieh notwithstanding that Ms. Hsieh has certain voting and investment power with respect to such shares pursuant to community property laws.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 245,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of undesignated preferred stock, $.001 par value. The following summary of provisions of our common stock is not complete and a full understanding requires a review of our amended and restated certificate of incorporation and bylaws that are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Common Stock

As of May 10, 2005, there were 85,603,457 shares of our common stock outstanding and beneficially owned by stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of us, after payment of all of our debts and liabilities, the holders of our common stock are entitled to share ratably in all assets. Our common stock has no preemptive or conversion rights or other subscription rights, and there are no redemptive or sinking funds provisions applicable to our common stock. We have received full payment for all outstanding shares of our common stock and cannot require our stockholders to make further payments on the stock. Our common stock to be issued upon completion of this offering will have the same status.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series of the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. After the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plan to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of a corporation’s outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change in control of us without further actions by our stockholders.

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

•	the authority of our board of directors to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent; and

•	the elimination of cumulative voting.

Such provisions may have the effect of delaying or preventing a change in control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “COGT.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., SG Cowen & Co., LLC, and Needham & Company, LLC are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
SG Cowen & Co., LLC
Needham & Company, LLC

Total	11,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to any dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

Ming Hsieh, a selling stockholder, has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,650,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions paid by us and the selling stockholders would be $                     and $                , respectively, and the total proceeds to us and the selling stockholders would be $                     and $                    , respectively.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We, the selling stockholders and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus (or, in the case of Ming Hsieh, until December 31, 2005):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and each such person will not, during the period ending 90 days after the date of this prospectus (or ending December 31, 2005 in the case of Ming Hsieh), make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, provided that the holder agrees to be subject to the restrictions described in the immediately preceding paragraph;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the “Management—Executive Compensation—Employee Benefit Plans” section, provided that the recipient of the shares is under an obligation not to sell the shares during the 90-day period;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	in the case of Ming Hsieh, sales of up to 1,000,000 shares pursuant to a trading plan designed to comply with SEC Rule 10b5-1 that provides for sales of no more than 250,000 shares per month, provided that no sales may occur under such plan during the period ending 90 days after the date of this prospectus; and

•	transfers of shares as a gift or for no consideration; provided that each donee agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with such transactions.

Notwithstanding the foregoing, if (i) during the last 17 days of the 90 day restricted period or the restricted period ending on December 31, 2005, as applicable, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90 day restricted period or the restricted period ending on December 31, 2005, as applicable, we announce that we will release earnings results during the 16 day period beginning on the last day of the relevant restricted period, the above restrictions shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our common stock is quoted on the Nasdaq National Market under the trading symbol “COGT.”

We, the underwriters, and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have in the past performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

The validity of the common stock offered by us and the selling stockholders pursuant to this prospectus will be passed upon for us by Morrison & Foerster LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

We furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We also furnish other reports as we may determine or as may be required by law.

COGENT, INC.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the board of directors and stockholders of

Cogent, Inc.:

South Pasadena, California

We have audited the accompanying consolidated balance sheets of Cogent, Inc. and its subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Cogent, Inc. and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

March 21, 2005

COGENT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of December 31,		As of March 31, 2005
	2003	2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,457	$27,004	$23,511
Investments in marketable securities	—	167,202	133,056
Billed accounts receivable, net of allowance for doubtful accounts of $150 and $229 at December 31, 2003 and 2004, respectively and $291 at March 31, 2005	6,271	14,761	22,798
Unbilled accounts receivable	306	1,308	1,095
Inventory and contract related costs	3,550	35,854	23,686
Prepaid expenses and other current assets	267	741	1,546
Deferred income taxes	163	10,744	10,744

Total current assets	28,014	257,614	216,436
Investments in marketable securities	—	28,517	63,410
Inventory and contract related costs	2,769	2,126	1,957
Property and equipment, net	5,696	8,478	8,153
Restricted cash	—	561	531
Deferred income taxes	376	3,568	3,568
Other assets	800	30	275

Total assets	$37,655	$300,894	$294,330

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,572	$2,790	$2,154
Accrued expenses	172	1,480	3,561
Income taxes payable	931	6,131	455
Deferred revenues	5,111	59,667	41,479

Total current liabilities	7,786	70,068	47,649

Deferred revenues	10,153	8,762	7,019

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding at December 31, 2003, December 31, 2004 and March 31, 2005	—	—	—
Common stock, $0.001 par value; 245,000,000 shares authorized; 60,000,000, 80,788,040 and 83,280,540 shares issued and outstanding at December 31, 2003, December 31, 2004 and March 31, 2005, respectively	120	120	120
Additional paid-in capital	5,394	251,871	258,180
Deferred stock-based compensation	(2,924)	(9,831)	(8,058)
Retained earnings (deficit)	17,049	(19,995)	(9,930)
Accumulated other comprehensive income (loss)	77	(101)	(650)

Total stockholders’ equity	19,716	222,064	239,662

Total liabilities and stockholders’ equity	$37,655	$300,894	$294,330

See the accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
				(As Restated (see Note 15))
Revenues:
Product revenues	$10,450	$24,911	$74,698	$12,694	$31,780
Maintenance and services revenues	5,907	7,268	12,990	2,704	4,061

Total revenues	16,357	32,179	87,688	15,398	35,841

Cost of revenues:
Cost of product revenues (1)	3,841	7,881	25,551	2,365	13,838
Cost of maintenance and services revenues (1)	1,128	2,051	3,607	619	1,089
Amortization of deferred stock-based compensation	—	305	669	114	195

Total cost of revenues	4,969	10,237	29,827	3,098	15,122

Gross profit	11,388	21,942	57,861	12,300	20,719

Operating expenses:
Research and development (1)	4,551	5,687	6,890	1,660	1,913
Selling and marketing (1)	2,135	2,752	3,826	807	1,526
General and administrative (1)	2,152	1,986	3,976	818	1,727
Amortization of deferred stock-based compensation	10	1,142	9,759	4,223	1,623

Total operating expenses	8,848	11,567	24,451	7,508	6,789

Operating income	2,540	10,375	33,410	4,792	13,930
Other income (expense):
Interest income	69	120	1,144	36	1,388
Other, net	19	(48)	1,599	—	284

Total other income	88	72	2,743	36	1,672

Income before income taxes and equity in losses of investee and impairment of equity investment	2,628	10,447	36,153	4,828	15,602
Income tax provision (benefit)	35	577	(6,428)	311	5,537
Equity in losses of investee	(314)	(246)	—	—	—
Impairment of equity investment	—	(435)	—	—	—

Net income	$2,279	$9,189	$42,581	$4,517	$10,065

Basic net income per share	$0.04	$0.15	$0.65	$0.08	$0.12

Diluted net income per share	$0.04	$0.14	$0.56	$0.07	$0.11

Shares used in computing basic net income per share	60,000	60,000	65,617	60,000	82,008

Shares used in computing diluted net income per share	63,723	67,853	75,817	68,576	91,845

Pro forma net income data (unaudited):
Income before income taxes and after equity in losses of investee and impairment of equity investment, as reported	$2,314	$9,766	$36,153	$4,828
Pro forma provision for income taxes	636	4,123	14,837	2,752

Pro forma net income	$1,678	$5,643	$21,316	$2,076

Pro forma net income per share (unaudited)
Basic	$0.03	$0.09	$0.32	$0.03

Diluted	$0.03	$0.08	$0.28	$0.03

(1) Excludes amortization of deferred stock-based compensation as follows:
Cost of product revenues	$—	$100	$172	$32	$66
Cost of maintenance and services revenues	—	205	497	82	129
Research and development expenses	—	663	1,413	318	529
Selling and marketing and expenses	10	421	1,558	371	430
General and administrative expenses	—	58	6,788	3,534	664

	$10	$1,447	$10,428	$4,337	$1,818

See the accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003, 2004

(in thousands)

	Common Stock		Additional Paid in Capital	Deferred Stock-Based Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balances at January 1, 2002	60,000	$120	$1,030	$(17)	$10,872	$(25)	$—	$11,980
Stockholder distributions	—	—	—	—	(1,957)	—	—	(1,957)
Stock-based compensation	—	—	—	10	—	—	—	10
Comprehensive income:
Net income	—	—	—	—	2,279	—	2,279	2,279
Other comprehensive income	—	—	—	—	—	55	55	55

Comprehensive income							$2,334	—

Balances at December 31, 2002	60,000	120	1,030	(7)	11,194	30	—	12,367
Stockholder distributions	—	—	—	—	(3,334)	—	—	(3,334)
Deferred stock-based compensation	—	—	4,364	(4,364)	—	—	—	—
Stock-based compensation	—	—	—	1,447	—	—	—	1,447

Comprehensive income:
Net income	—	—	—	—	9,189	—	9,189	9,189
Other comprehensive income—Foreign currency translation adjustment	—	—	—	—	—	47	47	47

Comprehensive income							$9,236	—

Balances at December 31, 2003	60,000	120	5,394	(2,924)	17,049	77	—	19,716
Stockholder distributions	—	—	—	—	(79,625)	—	—	(79,625)
Deferred stock-based compensation	—	—	17,862	(17,862)	—	—	—	—
Stock-based compensation	—	—	—	10,888	—	—	—	10,888
Issuance of common stock in public offering, net of issuance costs	20,700	—	228,635	—	—	—	—	228,635
Stock options exercised	88	—	47	—	—	—	—	47
Cancellation of unvested stock options	—	—	(67)	67	—	—	—	—
Comprehensive income:
Net income	—	—	—	—	42,581	—	42,581	42,581
Other comprehensive loss	—	—	—	—	—	(178)	(178)	(178)

Comprehensive Income	—	—	—	—	—	—	$42,403	—

Balances at December 31, 2004	80,788	$120	$251,871	$(9,831)	$(19,995)	$(101)		$222,064

See the accompanying notes to consolidated financial statements.

COGENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
				(As restated (see Note 15))
Cash Flows from operating activities:
Net income	$2,279	$9,189	$42,581	$4,517	$10,065
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Tax benefit from stock option transactions	—	—	—	—	5,531
Gain on sale of investment	—	—	(1,200)	—	—
Depreciation and amortization	589	703	1,279	176	446
Equity in losses of investee	314	246	—	—	—
Impairment of equity investment	—	435	—	—	—
Allowance for doubtful accounts	51	70	79	—	62
Amortization of deferred stock-based compensation	10	1,447	10,428	4,337	1,818
Amortization of bond premium on available for sale securities	—	—	34	—	46
Deferred income taxes	(12)	(477)	(13,773)	(192)	—
Changes in assets and liabilities:
Billed accounts receivable	(4,047)	2,829	(8,561)	1,145	(8,103)
Unbilled accounts receivable	(16)	59	(1,002)	(558)	213
Inventory and contract related costs	(3,348)	(2,507)	(31,201)	639	12,347
Prepaid expenses and other current assets	2	(238)	(474)	(409)	(806)
Restricted cash	—	—	(561)	—	—
Income tax receivable	42	—	—	—	—
Other assets	—	—	(30)	(30)	(245)
Accounts payable	2,157	(1,740)	1,141	226	(602)
Accrued expenses	265	(209)	1,307	455	2,092
Income taxes payable	—	932	5,200	370	(5,676)
Deferred revenue	4,683	9,100	53,165	6,748	(19,931)

Net cash provided by (used in) operating activities	2,969	19,839	58,412	17,424	(2,743)

Cash Flows from investing activities:
Proceeds from sale of investment, net of transaction costs	—	—	2,000	—	—
Purchase of available-for-sale securities	—	—	(414,024)	—	(251,009)
Proceeds from sale of available-for-sale securities	—	—	218,271	—	249,713
Purchase of property and equipment	(656)	(617)	(4,060)	(51)	(121)

Net cash used in investing activities	(656)	(617)	(197,813)	(51)	(1,417)

Cash Flows from financing activities:
Distributions to stockholders	(1,957)	(3,334)	(79,625)	(6,292)	—
Proceeds from the issuance of common stock, net of issuance costs incurred	—	—	228,635	—	—
Proceeds from the exercise of stock options	—	—	47	—	807

Net cash (used in) provided by financing activities	(1,957)	(3,334)	149,057	(6,292)	807

Effect of exchange rate changes on cash	55	47	(109)	(7)	(140)

Net increase (decrease) in cash and cash equivalents	411	15,935	9,547	11,074	(3,493)
Cash and cash equivalents, beginning of period	1,111	1,522	17,457	17,457	27,004

Cash and cash equivalents, end of period	$1,522	$17,457	$27,004	$28,531	$23,511

Supplemental disclosures of cash flow information:
Cash received (paid) during the year for:
Interest income	$69	$120	$1,144	$36	$921
Income taxes	$(48)	$(124)	$(2,034)	$(133)	$(6,251)
Non-cash financing activities:
Deferred stock-based compensation, net	$—	$4,364	$17,795	$13,495	$—
Capitalized deferred stock-based compensation (inventory and contract related costs)	$—	$—	$461	$—	$10
Conversion of property and equipment to inventories	$—	$—	$1,092	$—	$—

See the accompanying notes to consolidated financial statements.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Description of the Business and Summary of Significant Accounting Policies

General

Cogent, Inc. and subsidiaries (Cogent) was initially incorporated in the state of California on April 20, 1990 as Cogent Systems, Inc. and was reincorporated in Delaware on May 3, 2004 as Cogent, Inc. Cogent is a provider of advanced automated fingerprint identification systems (AFIS) solutions, which typically consist of Cogent’s Programmable Matching Accelerator, or PMA, servers and other AFIS equipment, including work stations and live-scans, bundled with its proprietary software, and other fingerprint biometrics products and solutions, to governments, law enforcement agencies and other organizations worldwide. Cogent also provides professional services and technical support and maintenance services to its customers.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The consolidated financial statements include the accounts of Cogent and its wholly owned subsidiaries. Cogent and its subsidiaries are collectively referred to herein as the “Company.” All significant intercompany accounts and transactions have been eliminated. The Company’s investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method.

Unaudited Condensed Consolidated Financial Statements

The condensed consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the results to be expected for the entire fiscal year. The condensed consolidated financial statements for the three months ended March 31, 2004 have been restated (see Note 15).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

In April 2004, the Company entered into a contract to provide an AFIS solution to a customer. The terms of the contract with this customer required that the Company issue a bank guarantee to assure its performance under the contract. The bank guarantee totaled $1,400,000, and as of March 31, 2005, $869,000 of the bank guarantee had expired. As of March 31, 2005, cash collateralizing the remaining $531,000 is held in an interest bearing restricted cash account and expires in December 2006.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in Marketable Securities

The Company accounts for its investments in debt and equity securities under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Marketable securities are classified as available-for-sale securities and are accounted for at their fair value, and unrealized gains and losses on these securities are reported as other comprehensive income (loss). Management determines the appropriate classification of such securities at the time of purchase and reevaluates such classification as of each balance sheet date. When the fair value of an investment declines below its original cost, the Company considers all available evidence to evaluate whether the decline is other-than-temporary. Among other things, the Company considers the duration and extent of the decline and economic factors influencing the markets. To date, the Company has had no such other-than temporary declines below cost basis. The Company utilizes specific identification in computing realized gains and losses on the sale of investments.

Fair Value of Financial Instruments

The carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term maturities of these instruments.

Accounts Receivable

The Company generally bills its customers under its long term contracts pursuant to billing schedules contained in the contracts or, upon completion of agreed milestones or deliveries, with each milestone or delivery typically having a value specified in the contract. Unbilled accounts receivable comprise principally revenue recognized on contracts for which invoices have not been issued. It is expected that all unbilled accounts receivable balances will be billed in the next 12 months. Amounts billable under retainage provisions are billed to the customer upon contract completion and acceptance by the customer.

Inventory and contract related costs

Inventory and contract related costs consist of the following:

	As of December 31,		As of March 31,
	2003	2004	2005
			(unaudited)
	(in thousands)
Materials and components	$2,828	$1,398	$1,049
Inventory and costs related to long-term contracts	—	1,257	64
Deferred costs of revenue	3,491	35,325	24,530

	$6,319	$37,980	$25,643

Materials and components are stated at the lower of cost or market determined using the first-in, first-out method. Inventoried costs relating to long-term contracts are stated at actual production costs incurred to date reduced by amounts identified with revenue recognized on progress completed. Deferred costs of revenue relate to contracts for which revenue has been deferred, and such costs are stated at actual production costs incurred to date, which primarily include materials, labor and subcontract costs which are directly related to the contract. Deferred costs of revenue are amortized to cost of revenues at the time revenue is recognized. The long-term component of inventory and contract related costs of $2,769,000, $2,126,000 and $1,957,000 at December 31, 2003 and 2004 and March 31, 2005, respectively, consists of deferred costs relating to contracts where revenue recognition is deferred beyond one year (see Note 5).

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which provides guidance on the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Property and Equipment

The cost of property and equipment, less applicable estimated residual values, is depreciated over their estimated useful lives, on the straight-line method, from the date the specific asset is completed, installed, and ready for normal use, as follows:

Useful Life
Buildings	30
Building improvements	10
Furniture and other equipment	5
Computer equipment	3
Purchased software	3

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company restricts investments in cash equivalents to financial institutions with high credit standing. At December 31, 2003 and 2004, the majority of the Company’s cash and cash equivalents were held at financial institutions located in California and New York. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate approximately $222,910,000 (including foreign accounts) as of December 31, 2004. The Company performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing. The Company periodically performs credit evaluations of its customers and maintains reserves for potential losses on its accounts receivable.

Revenue Recognition

The Company generates revenues principally from sales of its AFIS solutions, which typically consist of PMA servers and other AFIS equipment, including workstations and live-scans, bundled with the Company’s proprietary software. The Company’s proprietary software is essential to the functionality of its AFIS solutions and other biometric products. The sales price of the Company’s AFIS solutions generally includes one year of maintenance, which can be renewed. The Company also generates revenues under long-term contracts to provide customized systems as well as revenues derived from services performed under fixed-price and time-and-material agreements. To a lesser extent, the Company also generates revenues from sales of its proprietary

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

biometrics application specific integrated circuit (ASIC) and biometrics products that incorporate its proprietary ASIC. The Company classifies the revenues generated by these activities as either product revenues, or as maintenance and services.

Because the Company’s proprietary software is essential to the functionality of its AFIS solutions, the Company applies the provisions of Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” For arrangements that require significant production, modification, or customization of software, the Company applies the provisions of Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts,” and SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” For arrangements that contain the lease of equipment, the Company accounts for the lease element in accordance with SFAS No. 13 “Accounting for Leases” and accounts for the remaining elements in the arrangement in accordance with SOP 97-2. While these statements govern the basis for revenue recognition, significant judgment and the use of estimates are required in connection with the determination of the amount of product, maintenance and service revenue as well as the amount of deferred revenue to be recognized in each accounting period. Material differences may result in the amount and timing of the Company’s revenue for any period if actual results differ from management’s judgments or estimates.

Product revenue.    The timing of product revenue recognition is dependent on the nature of the product sold. Product arrangements comprising multiple deliverables including software, hardware, professional services, and maintenance are generally categorized into one of the following:

•	AFIS solutions that do not require significant modification or customization of the Company’s software: Revenue associated with these arrangements, exclusive of amounts allocated to maintenance, for which the Company has vendor-specific objective evidence of fair value, or VSOE, is recognized upon installation and receipt of written acceptance of the solution by the customer when required by the provisions of the contract, provided that all other criteria for revenue recognition have been met. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.

•	AFIS solutions that require significant modification or customization of the Company’s software: Revenue associated with these arrangements is recognized using the percentage of completion method as described by SOP 81-1. The percentage of completion method reflects the portion of the anticipated contract revenue, excluding maintenance that has VSOE, which has been earned, equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the contractual maintenance period.

•	ASIC applications and other biometric products: Revenue associated with the sale of these applications and products, excluding maintenance when applicable, is recognized upon shipment to the customer, provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable. The amount of these revenues has historically not been significant.

•	AFIS solutions maintained on an outsourced application-hosting basis: Revenue associated with these arrangements is recognized on a per transaction basis provided (i) persuasive evidence of an arrangement exists, (ii) title and risk of ownership has passed to the buyer, (iii) the fee is fixed or determinable and (iv) collection is deemed probable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maintenance revenue.    Maintenance revenue consists of fees for providing technical support and software updates on a when-and-if available basis. The Company recognizes all maintenance revenue ratably over the applicable maintenance period. The Company determines the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in the arrangement or, in the absence of such renewal provisions, through reference to VSOE of maintenance renewal rates. The Company considers substantive maintenance provisions to be provisions where the stated maintenance renewal as a percentage of the software license fee is comparable to our normal pricing for maintenance only renewals.

Services revenue.    Services revenue is primarily derived from engineering services and AFIS system operation and maintenance services that are not an element of an arrangement for the sale of products. These services are generally billed on a time and materials basis. The majority of the Company’s professional services are performed either directly or indirectly for the U.S. government under time-and-materials arrangements. Revenue from such services is recognized as the services are provided.

Consistent with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the amount of revenue recognized from commissions where the Company is acting as an agent is the net amount after payments are made to the primary obligor responsible for delivering the services.

Revenue Recognition Criteria.    The Company recognizes revenue when persuasive evidence of an arrangement exists, the element has been delivered, the fee is fixed or determinable, collection of the resulting receivable is probable, and VSOE of the fair value of any undelivered element exists. A discussion about these revenue recognition criteria and their applicability to the Company’s transactions follows:

•	Persuasive evidence of an arrangement: The Company uses either contracts signed by both the customer and the Company or written purchase orders issued by the customer that legally bind the Company and the customer as evidence of an arrangement.

•	Product delivery: The Company deems delivery to have occurred when AFIS solutions are installed and, when required under the terms of the arrangement, when accepted by the customer. Shipments of ASICs and other biometric products are recognized as revenue when shipped and title and risk of ownership has passed to the buyer.

•	Fixed or determinable fee: The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment and the payment terms are within its normal established practices. If the fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable.

•	Collection is deemed probable: The Company conducts a credit review for all significant transactions at the time of the arrangement to determine the credit-worthiness of the customer. Collection is deemed probable if the Company expects that the customer will pay amounts under the arrangement as payments become due.

Deferred Revenue

Deferred revenue consists primarily of payments received in advance of revenue recognition from the sale of the Company’s AFIS solutions including maintenance. Revenues from maintenance fees are recognized ratably over the term of the maintenance period.

Major Customers

Revenues from sales to various agencies of the Department of Homeland Security (DHS), both directly and indirectly, were approximately 33.6%, 59.0% and 32.2% of total revenue for the years ended December 31,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2002, 2003 and 2004, respectively. Contract costs for revenues derived from the U.S. government are subject to audit and subsequent adjustment. Revenues are recorded in amounts based upon the Authorized Federal Supply Service Information Technology Schedule Pricelist negotiated between the Company and U.S. government. As of December 31, 2003 and 2004 amounts receivable from the DHS and from subcontracts with other U.S. government contractors were approximately 17.0% and 40.2%, respectively of total billed accounts receivable.

The following table sets forth sales to customers, other than U.S. federal government agencies, comprising 10% or more of the Company’s total revenue and billed accounts receivable balance for the periods indicated:

	Year Ended December 31,
Revenues	2002	2003	2004
Customer A	23%	*	*
Customer B	*	*	*
Customer C	*	*	38%

Billed accounts receivable
Customer A	*	*	14%
Customer B	*	*	12%
Customer C	51%	32%	*
Customer D	*	23%	*
Customer E	*	*	10%

(*)	Amounts do not exceed 10% for such period

Research and Development

Research and development costs consist primarily of salaries and other personnel-related costs, bonuses, facility costs and third-party services. The Company maintains a research and development staff to enhance its products and to develop new products. In accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” software costs are expensed as incurred until technological feasibility of the software is determined and the recovery of the cost can reasonably be expected, after which any additional costs are capitalized. The Company has expensed all software development costs because the establishment of technological feasibility of products and their availability for sale have substantially coincided.

Advertising Costs

Advertising costs are expensed as incurred and were not significant for any period presented.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized.

S Corporation Dividends

The Company has made cash dividends of approximately $1,957,000, $3,334,000 and $79,625,000 for the years ended December 31, 2002, 2003 and 2004, respectively, to its stockholders. Prior to the initial public

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offering, the Company declared a dividend of $65,500,000 to its stockholder of record representing the estimated amount of undistributed cumulative income that had been taxed or is taxable to such stockholder through the date of termination of S Corporation election. Upon completion of the initial public offering, the Company paid $65,500,000 of this dividend, which is included in the total cash dividends paid in 2004 of $79,625,000.

Stock Split

The Company effected a two-for-one stock split on May 3, 2004. All references to number of shares and per share amounts have been restated for all periods presented to reflect the stock split.

Foreign Currency Translations and Transactions

For foreign operations, the balance sheet accounts are translated at the year-end exchange rate, and income statement items are translated at the average exchange rate for the year. Resulting translation adjustments are recorded as a separate component of other comprehensive income. Assets and liabilities denominated in foreign currencies are remeasured at the balance sheet date. Resulting exchange rate gains or losses are included as a component of current period earnings.

Net Income Per Share

The Company calculates net income per share in accordance with SFAS No. 128, “Earnings Per Share.” Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consist solely of stock options. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share follows:

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(in thousands, except per share data)
Numerator:
Net income available to common stockholders	$2,279	$9,189	$42,581	$4,517	$10,065

Denominator:
Denominator for basic net income per share—weighted average shares	60,000	60,000	65,617	60,000	82,008
Dilutive potential common stock:
Stock options	3,723	7,853	10,200	8,576	9,837

Denominator for diluted income per share—adjusted weighted average shares	63,723	67,853	75,817	68,576	91,845

Basic net income per share	$0.04	$0.15	$0.65	$0.08	$0.12

Diluted net income per share	$0.04	$0.14	$0.56	$0.07	$0.11

Pro Forma Net Income Per Share (unaudited)

Pro forma net income reflects the income tax expense that would have been reported by the Company had it been subject to income taxes at the corporate level during all periods presented. Pro forma net income per share is computed by dividing the pro forma net income available to common stockholders for the period by the weighted average number of shares of common shares and potentially dilutive common shares outstanding during the period.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments and Contingencies

The Company periodically evaluates all pending or threatened contingencies and any commitments, if any, that are reasonably likely to have a material adverse effect on its operations or financial position. The Company assesses the probability of an adverse outcome and determines if it is remote, reasonably possible or probable as defined in accordance with the provisions of SFAS No. 5, “Accounting for Contingencies.” If information available prior to the issuance of the Company’s financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the Company’s financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to operations. If no accrual is made for a loss contingency because one or both of the conditions pursuant to SFAS No. 5 are not met, but the probability of an adverse outcome is at least reasonably possible, the Company will disclose the nature of the contingency and provide an estimate of the possible loss or range of loss, or state that such an estimate cannot be made.

Accounting for Stock-Based Compensation

The Company has two stock option plans, the 2000 Stock Option Plan and the 2004 Equity Incentive Plan, which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees, and which are described more fully in Note 10. The Company accounts for these plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB Opinion No. 25, compensation for employee common stock option grants is calculated as the difference, if any, on the date of grant, between the fair value of the Company’s common stock and the exercise price of the option. Stock-based compensation related to employee option grants is recorded on the grant date as deferred stock-based compensation, which is classified as a separate component of stockholders’ equity, and is amortized to expense based on the multiple option model, which results in more compensation expense being attributed to an option’s initial vesting periods when compared to the straight-line method. The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and FASB Interpretation (FIN) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.”

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” the following pro forma net income and earnings per share information is presented as if the Company accounted for stock-based compensation awarded under the stock incentive plans using the fair value method. Under the fair value method, the estimated fair value of stock incentive awards is charged against income using the multiple option model over the vesting period.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(in thousands, except per share data)
Net income as reported	$2,279	$9,189	$42,581	$4,517	$10,065
Add: Total stock-based employee compensation expense included in reported net income—net of related tax effects	10	1,447	8,347	3,361	1,687
Deduct: Total stock-based employee compensation expense determined under the fair-value-based method for all awards—net of the related tax effects	(454)	(1,901)	(9,755)	(3,725)	(1,782)

Pro forma net income	$1,835	$8,735	$41,173	$4,153	$9,970

Net Income per share
Basic as reported	$0.04	$0.15	$0.65	$0.08	$0.12

Basic—pro forma	$0.03	$0.15	$0.63	$0.07	$0.12

Diluted as reported	$0.04	$0.14	$0.56	$0.07	$0.11

Diluted—pro forma	$0.03	$0.13	$0.54	$0.06	$0.11

The Company used the Black-Scholes option-pricing model with the following weighted-average assumptions in determining the pro forma compensation costs:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Risk-free interest rate	4.54%	2.66%	2.57%	2.36%	3.85%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected life (years)	5.0	4.25	3.07	3.51	4.0
Volatility	93%	91%	86%	95%	85%

The weighted-average estimated fair value of options granted was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Weighted average fair value	$0.44	$3.22	$7.22	$7.27	$16.67

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. Specifically, cumulative foreign currency translation adjustments and unrealized gains or losses on the Company’s investments in marketable securities are included in accumulated other comprehensive income.

The components of total comprehensive income are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(In thousands)
Net income	$2,279	$9,189	$42,581	$4,517	$10,065
Other comprehensive income:
Change in unrealized gain (loss)	—	—	(142)	—	(503)
Change in foreign currency translation adjustment	55	47	(36)	(8)	(46)

Total comprehensive income	$2,334	$9,236	$42,403	$4,509	$9,516

Recent Accounting Pronouncements

In November 2002, the FASB’s EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of Issue No. 00-21 did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have an impact on the Company’s consolidated financial position and results of operations.

In August 2003, the FASB’s EITF issued EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.” The consensus addresses whether non-software deliverables included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of SOP 97-2. The EITF reached a consensus that non-software deliverables, including non-related equipment, for which a software deliverable is essential to its functionality, would be considered software-related, and therefore, included within the scope of SOP 97-2. Unrelated hardware where the software deliverables are not essential to the unrelated hardware’s functionality would not be within the scope of SOP 97-2. The adoption of EITF Issue No. 03-5 did not have a material impact on the Company’s consolidated financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies, which is effective for fiscal periods beginning after December 31, 2004. Adoption of this statement did not have a material impact on the Company’s consolidated financial position and results of operations.

In July 2004, EITF published its consensus on Issue No. 03-01, “The Meaning of Other Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF Issue No. 03-1-1, “Effective Date of Paragraphs 10–20 of EITF Issue No. 03-1,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on its financial statements.

In December 2004, the FASB issued SFAS 123 (Revised 2004)-Share Based Payment (SFAS 123R). SFAS 123R requires that the Company record stock option expense in its financial statements based on a fair value methodology. In April 2005, the Securities and Exchange Commission (SEC) adopted a rule that delayed the compliance dates for adoption of SFAS 123R. The SEC’s rule allows companies to implement SFAS 123R at the beginning of the next fiscal year after June 15, 2005, which is January 1, 2006 for the Company. The Company is evaluating the impact of the new standard and the method and timing of adoption. Although the Company has not completed its analysis, it is anticipated that the expense related to stock options will increase under the new pronouncement, however, it has not been quantified at this time.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in the Company’s second quarter of fiscal 2006. The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Equity in losses of investee of $314,000 and $246,000 for the years ended December 31, 2002 and 2003, respectively, was reclassified from other income to a separate line item after income taxes. Accordingly, the impairment of this investment of $435,000 in the year ended December 31, 2003 was reclassified to a separate line item after income taxes. The related tax effect is not significant and there was no impact on any other financial statement line item in the prior years. The long-term component of inventory and contract related costs of $2,769,000 as of December 31, 2003 was reclassified from inventory to non-current assets.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2.    Fair Value of Investments in Marketable Securities

The Company has investments classified as available-for-sale securities included in short-term and long-term investments, categorized as follows:

	As of December 31, 2004	As of March 31, 2005
		(unaudited)
	(in thousands)
Type of Security:
Short-term instruments	$24,368	$53,184
Corporate debt securities with maturities of less than one year	58,962	29,128
Municipal securities with maturities of less than one year	75,460	35,318
U.S. government securities with maturities of less than one year	8,412	15,426

Total short-term investments	167,202	133,056

Corporate debt securities with maturities between one and three years	15,015	32,674
Municipal securities with maturities between one and three years	12,011	11,814
U.S. government securities with maturities between one and three years	1,491	18,922

Total long-term investments	28,517	63,410

	$195,719	$196,466

These available-for-sale securities are accounted for at their fair value, and unrealized gains and losses on these securities are reported as a separate component of stockholders’ equity. At December 31, 2004 and March 31, 2005, the unrealized loss on available-for-sale securities totaled $142,000 and $645,000, respectively. The Company utilizes specific identification in computing realized gains and losses on the sale of investments. Realized gains and losses are reported in other income and expense and were zero for the three months ended March 31, 2004 and March 31, 2005, respectively. The Company’s short-term instruments consist primarily of money market funds, certificates of deposit and commercial paper.

Note 3.    Property and Equipment

Property and equipment consist of the following:

	As of December 31,
	2003	2004
	(in thousands)
Land	$1,600	$1,600
Building	3,294	3,294
Building improvements	601	719
Furniture and fixtures	890	193
Computer and other equipment	2,974	1,310
Purchased software	460	324
Equipment for lease	—	3,401

	9,819	10,841
Accumulated depreciation	(4,123)	(2,363)

Property and equipment, net	$5,696	$8,478

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense related to property and equipment was $589,000, $703,000 and $1,279,000 for the years ended December 31, 2002, 2003 and 2004, respectively. During the year ended December 31, 2004, the Company wrote-off the historical cost of fully depreciated property, plant and equipment totaling approximately $3,047,000. In addition, during the year ended December 31, 2004, the Company transferred equipment held for lease with a net book value of $1,092,000 to inventory as the Company has the positive intent to sell such items.

Note 4.    Investments

In October 2004, the Company sold its 10% interest in Beijing Jinchen Ciccone Security Printing Company, Ltd. (J&C) for proceeds of approximately $2,000,000, net of transaction costs, resulting in a gain of approximately $1,200,000, which is included in other income in the accompanying consolidated statement of operations. Prior to the sale of its investment, the Company received a cash dividend in the amount of $362,000, which is included in other income in the consolidated statement of operations for the year ended December 31, 2004. This investment was included in other assets on the consolidated balance sheet as of December 31, 2003.

In September 2001, the Company purchased a 39% ownership interest in Kinetic Science, Inc. (Kinetic Science) for $1.1 million. The Company accounts for the investment under the equity method. The excess of the carrying amount of the Company’s investment over its share of the net assets of the investee was approximately $996,000 at the date of the investment. The excess was allocated to purchased technology and amortized over a five year period. At December 31, 2003, as a result of Kinetic Science’s continued inability to introduce products based on its technology and its inability to raise additional capital required to further develop its technology, coupled with Kinetic Science’s limited cash resources, the Company recognized an other than temporary impairment of the entire remaining carrying value of the investment amounting to $435,000.

Note 5.    Deferred Revenues and Deferred Costs

In the third quarter of 2004, the Company entered into contracts with a total value of approximately $54 million with the National Electoral Council (CNE) of Venezuela. The contracts required the Company to provide a full identification solution to the CNE including licensed software, hardware, installation, maintenance and service. The contracts also provided for the short-term lease of equipment to be used by the CNE in connection with the August 15, 2004 Venezuela national election. Because VSOE of the maintenance element of this contract does not exist, all revenue in excess of the fair value of the lease component is being amortized over the life of the contracts. During the year ended December 31, 2004, the Company recognized revenue of approximately $7.0 million, representing the estimated fair value of the lease component based on an independent valuation. During the year ended December 31, 2004 and the three months ended March 31, 2005, the Company recognized approximately $19.4 million and $11.8 million, respectively, of revenue representing the ratable recognition of the total remaining value of the contracts over the one-year maintenance period. At December 31, 2004 and March 31, 2005, $27.6 million and $15.8 million, respectively, was included in the deferred revenue balance. Deferred costs related to this contract are included in inventory and contract related costs and will be recognized as cost of product revenues ratably over the remaining contractual maintenance period.

In the fourth quarter of 2004, the Company entered into a contract with a total value of approximately $20.2 million with the CNE. The contract also required the Company to provide a full identification solution to the CNE including licensed software, hardware, installation, maintenance and service. The contract also provided for the short-term lease of equipment to be used by the CNE in connection with the October 31, 2004 Venezuela regional elections. Because VSOE of the maintenance element of this contract does not exist, all revenue in excess of the fair value of the lease component is being amortized over the life of the contract. During the year

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ended December 31, 2004, the Company recognized revenue of approximately $3.7 million, representing the estimated fair value of the lease component based on an independent valuation. During the year ended December 31, 2004 and the three months ended March 31, 2005, the Company recognized approximately $2.8 million and $4.0 million, respectively, of revenue representing the ratable recognition of the total remaining value of the contract over the one-year maintenance period. At December 31, 2004 and March 31, 2005, $13.7 million and $9.6 million, respectively, was included in the deferred revenue balance. Deferred costs related to this contract are included in inventory and contract related costs and will be recognized as cost of product revenues ratably over the remaining contractual maintenance period.

In 2003, the Company entered into a contract with a value of approximately $15 million with a domestic customer to provide a customized AFIS solution for which VSOE of the maintenance element did not exist. Revenue from this contract is being recognized ratably over the contractual maintenance period of five years, commencing upon the acceptance of the AFIS solution by the customer in October 2003. During the years ended December 31, 2003 and 2004 and the three months ended March 31, 2005, the Company recognized $466,000, $2.8 million and $708,000, respectively, of revenue related to this contract. As of December 31, 2003 and 2004 and March 31, 2005, deferred revenue related to this contract totaled approximately $12.0 million, $9.3 million and $8.9 million, respectively. Deferred costs related to this contract are included in inventory and contract related costs and will be recognized as cost of product revenues ratably over the remaining contractual maintenance period.

In 2003, the Company entered into a contract with a value of approximately $10 million with a domestic customer to provide a customized AFIS solution. This contract includes provisions that could require a refund of the entire contract value in the event of non-performance by the Company during the contract term. As a result of the refund provision, in accordance with of SOP 97-2, the Company is deferring recognition of revenue from the contract until the expiration of the refund provision, which is expected to expire in the quarter ending December 31, 2005. As of December 31, 2003 and 2004 and the three months ended March 31, 2005, deferred revenue related to this contract totaled approximately $700,000, $6.5 million and $6.5 million, respectively. Deferred costs related to this contract are included in inventory and contract related costs and will be recognized as cost of product revenues upon the expiration of the refund provisions.

Note 6.    Income Taxes

Prior to the Company’s initial public offering, the Company elected to be treated as an S Corporation for U.S. federal income tax purposes. Under this election, the Company’s stockholders, rather than the Company, were subject to federal income taxes on their respective share of the Company’s taxable income. The Company elected similar treatment for California franchise tax purposes which, in addition, requires a state income tax at the corporate level of 1.5%. The Company was also subject to state income taxes in various other states in which it does business.

Effective September 22, 2004, the Company terminated its S Corporation status. As a result of the termination of its S Corporation status, the Company recorded a one-time non cash credit of approximately $13 million to its income tax provision to recognize the estimated amount of previously unrecognized net deferred income tax assets as of the termination date. As a result of the termination of the Company’s S Corporation status, the Company is subject to federal and certain state income taxes at the corporate level at statutory rates.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes consists of the following:

	Year Ended December 31,
	2002	2003	2004
	(in thousands)
Current:
Federal	$—	$—	$4,864
State	47	1,054	2,481

	47	1,054	7,345

Deferred:
Federal	—	—	(12,268)
State	(47)	(296)	(1,505)

	(47)	(296)	(13,773)
Change in valuation allowance	35	(181)	—

	$35	$577	$(6,428)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2003	2004
	(in thousands)
Deferred tax assets:
Deferred revenue	$566	$27,864
Stock compensation	—	1,557
Depreciation	26	(61)
Loss in equity investment	24	—
Research credit	26	—
Other	17	200

Total deferred tax assets	$659	$29,560

Deferred tax liabilities:
Inventory	$(120)	$(14,826)
State taxes	—	(422)

Total deferred tax liabilities	(120)	(15,248)

Net deferred tax assets	$539	$14,312

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

Year Ended December 31, 2004
(in thousands)
Federal income taxes at the statutory rate	$12,654
State income taxes, net of federal benefit	634
Recognition of federal deferred tax assets upon termination of S Corporation status	(12,291)
Taxes not payable due to S Corporation status	(7,354)
Extraterritorial income exclusion	(408)
Amortization of deferred stock-based compensation	449
Other	(112)

$(6,428)

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the first quarter of 2005, the Company experienced disqualifying dispositions of incentive stock options. Disqualifying dispositions result in a tax deduction on the Company’s corporate tax return equal to the intrinsic value of the option at exercise. To the extent the Company recorded stock-based compensation expense related to disqualifying dispositions of incentive stock options, the Company recorded the benefit from the disqualifying disposition of incentive stock options as a reduction to the Company’s provision for income taxes. A tax benefit resulting from an amount of compensation expense allowable for income tax purposes that is greater than the benefit arising from the expense previously recorded in the financial statements is credited to additional paid-in capital. As a result of the disqualifying dispositions of incentive stock options during the three months ended March 31, 2005, the Company recorded a tax benefit from stock option transactions which totaled approximately $5.5 million as a credit to additional paid-in capital. The Company’s effective tax rate for the three months ended March 31, 2005 was less than the statutory rate primarily as a result of the disqualifying dispositions and research and development tax credits.

Note 7.    Related Party Transactions

On December 31, 2003, Ming Hsieh, the Company’s President and Chief Executive Officer, Archie Yew, the Company’s former Vice President-Finance, and the Company entered into a Stock Sale Agreement whereby Mr. Yew sold 20,000,000 shares of the Company’s common stock, which represented Mr. Yew’s entire interest in the Company, to Mr. Hsieh. Mr. Hsieh made an initial payment to Mr. Yew in the amount of $6,292,150 on January 21, 2004, which was funded by a dividend paid by Cogent to Mr. Hsieh. Mr. Hsieh issued a Promissory Note to Mr. Yew for an aggregate amount equal to (i) $2,813,778, plus, (ii) an amount equal to Mr. Yew’s tax liability on the aggregate payment of $9,105,928 plus, (iii) an additional amount equal to the taxes Mr. Yew is required to pay in connection with the Company’s earnings as an S Corporation while Mr. Yew was a stockholder. The amounts described in clauses (i) and (iii) were paid in July 2004 and the amount in clause (ii) was paid in March 2005 by Mr. Hsieh, and the Promissory Note was cancelled.

On May 13, 2004, the Company entered into a Tax Matters Agreement with its sole stockholder, Mr. Hsieh, whereby the Company agreed to declare a dividend to Mr. Hsieh, prior to the pricing of the offering in an amount equal to the estimate of the Company’s accumulated adjustments account, as defined by the Internal Revenue Code (increased for income which is exempt from tax as described in Internal Revenue Code Section 1368(e)(l)), not to exceed $45,000,000. The Company also agreed to not file an amended income tax return or change any election or accounting method (except as required by law) if such filing or change would increase any tax liability of Mr. Hsieh, for any tax period. Mr. Hsieh, and the Company agreed to file all appropriate tax returns related to the Company’s prior fiscal years as an S Corporation or in connection with the termination of its status as an S Corporation. The Tax Matters Agreement also provides for certain allocations of tax items for the periods prior to the termination of the Company’s status as an S Corporation and after such termination. The Company further agreed to indemnify and hold harmless Mr. Hsieh, for any tax liabilities incurred by him in connection with changes to the Company’s taxable income as a result of an increase or change in character of the Company’s income during the period in which the Company was an S Corporation. The Company’s obligation to indemnify Mr. Hsieh, is limited to the amount of the Company’s actual tax savings in connection with such increases or changes with respect to its taxable income.

Pursuant to the Tax Matters Agreement, Mr. Hsieh, agreed to indemnify and hold harmless the Company for any tax liability resulting from the Company’s failing to qualify as an S Corporation at any time prior to the anticipated termination of the S Corporation status in connection with this offering. Mr. Hsieh has also agreed to indemnify the Company against increases in the Company’s tax liabilities related to purchase prior to the termination of the Company’s S Corporation election, but Mr. Hsieh’s obligation to indemnify the Company for these liabilities is limited to the amount of his actual tax savings attributable to the circumstances giving rise to the increase in the Company’s tax liability.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 4, 2004, the tax matters agreement was amended and restated to, among other things, increase the maximum amount of the dividend payable to the Company’s stockholder to $85,000,000. The total cash dividend, which was declared and paid to Mr. Hsieh in 2004, totaled $65,500,000.

During the year ended December 31, 2004, certain employees over-contributed to the Employee Stock Purchase Plan. As a result, included in accrued expenses at December 31, 2004 are payables to employees totaling approximately $49,000.

Note 8.    Bank Agreements

The Company has a revolving line of credit with a U.S. bank to provide advances for trade finance transactions and working capital requirements of up to $3,000,000. Borrowings under the line of credit bear interest at the bank’s reference rate (interest rate at December 31, 2004 was 5.25%). The line of credit is secured by funds maintained in a money market account. There were no outstanding borrowings under this line at December 31, 2004. Covenants in connection with the agreement impose restrictions and requirements related to, among other things, maintenance of certain insurance requirements, limitations on outside indebtedness, and use of proceeds for business operations. This line of credit was renewed in May 2004 and expires in May 2005.

Note 9.    Commitments and Contingencies

Facility Lease

The Company leases certain of its operating facilities under noncancelable operating leases extending through September 30, 2009.

The following are the remaining future minimum rental payments required under the operating lease for each year ending December 31:

December 31,
(in thousands)
2005	$204
2006	191
2007	197
2008	203
2009	155

$950

Rent expense for 2002, 2003 and 2004 was approximately $71,000, $157,000 and $220,000 respectively.

Litigation

During the normal course of business, the Company may be subject to litigation involving various business matters. Management believes that an adverse outcome of any such known matters would not have a material adverse impact on the Company.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.    Stock Option Plan and Employee Benefit Plans

2000 Stock Option Plan

The Company’s Board of Directors has adopted the 2000 Stock Option Plan (2000 Plan), which authorizes the Company to grant or issue options to purchase up to a total of 16,000,000 shares of the Company’s common stock. Options issued under the 2000 Plan vest as determined by the Plan Administrator, which is the Compensation Committee of the Board of Directors, at the time of grant and typically must be exercised within 10 years from the date of grant. The terms of options granted under these option plans are determined at the time of grant, which generally vest 25% at the completion of the first year and quarterly thereafter over the remaining three-year period.

2004 Equity Incentive Plan

In May 2004, the Company’s board of directors and stockholders approved the 2004 Equity Incentive Plan (Equity Plan). A total of 16,000,000 shares of common stock are initially authorized and reserved for issuance under the Equity Plan for incentives such as stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units and deferred stock awards. The actual number of awards which may be granted under the Equity Plan shall be reduced, at all times, by the number of stock options outstanding under the 2000 Plan. The number of shares reserved for issuance under the Equity Plan is subject to an annual increase on January 1 of each year beginning in 2005 equal to the lesser of (a) 1.5% of the outstanding shares on the immediately preceding December 31st (b) 750,000 shares or (c) a lesser amount as determined by the Board. The terms of options granted under these option plans are determined at the time of grant, which generally vest 25% at the completion of the first year and quarterly thereafter over the remaining three-year period, and in any case the option price may not be less than the fair market value per share on the date of grant.

A summary of the Company’s stock option activity follows:

	Number of Options	Weighted- Average Exercise Price	Range of Exercise Price
Outstanding, January 1, 2002	7,611,000	$0.30	$0.30–$0.60
Granted	270,000	$0.60	$0.60
Canceled or forfeited	(15,000)	$0.30	$0.30

Outstanding, December 31, 2002	7,866,000	$0.31	$0.30–$0.60
Granted	1,527,000	$0.75	$0.75
Canceled or forfeited	(68,000)	$0.30	$0.30

Outstanding, December 31, 2003	9,325,000	$0.39	$0.30–$0.75
Granted	2,682,000	$2.15	$1.00–$34.43
Exercised	(88,040)	$0.53	$0.30–$0.75
Canceled or forfeited	(69,000)	$0.61	$0.30–$0.75

Outstanding, December 31, 2004	11,894,960	$0.78	$0.30–$34.43

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted-Average Remaining Contract Life (Years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$0.30	7,417,860	5.64	$0.30	7,412,860	$0.30
$0.60	250,000	7.01	$0.60	177,500	$0.60
$0.75	1,500,100	8.20	$0.75	583,850	$0.75
$1.00	1,985,000	9.03	$1.00	441,500	$1.00
$4.50 - $11.00	685,500	9.49	$5.07	15,500	$5.15
$18.01 - $34.43	11,500	9.86	$27.01	—	$—

	11,849,960	6.79	$0.78	8,631,210	$0.38

As of December 31, 2002, 2003 and 2004, the number of options exercisable was 3,776,750, 5,728,500 and 8,631,210, respectively, and the weighted average exercise price of those options was $0.30, $0.31 and $0.38, respectively.

Information regarding stock options granted during the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Fair Value of Options
Year Ended December 31, 2002
Exercise price equals fair value of common stock	270,000	$0.60	$0.44

	270,000

Year Ended December 31, 2003
Exercise price is less than fair value of common stock	1,527,000	$0.75	$3.22

	1,527,000

Year Ended December 31, 2004
Exercise price equals fair value of common stock	16,000	$22.51	$7.19
Exercise price is less than fair value of common stock	2,666,000	$2.03	$13.57

	2,682,000

As of December 31, 2004, there were 4,062,000 shares available for future grants under the Company’s stock option plans.

Non-employee Stock Options

During the year ended December 31, 2004, the Company granted 132,000 stock options to non-employees for services. As of December 31, 2004, 132,000 stock options were both outstanding and exercisable. The fair value of the option shares earned is calculated using the Black-Scholes option-pricing model. The primary component in the Black-Scholes calculation is the value of the Company’s common stock at the time the option shares are earned. As the grants were 100% vested and non-forfeitable at the date of grant, such date was treated as the measurement date. For the year ended December 31, 2004, the Company recorded $1,014,000 in compensation expense related to non-employee stock options, which represents the total value of the options at the grant date.

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan

In May 2004, the Company’s board of directors and stockholders adopted the 2004 Employee Stock Purchase Plan (the “Purchase Plan”) which became effective immediately upon the closing of the Company’s initial public offering. The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. A total of two million shares of common stock were initially authorized and reserved for sale under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock at a fifteen percent (15%) discount through payroll deductions during sequential six month offering periods. Unless the Board establishes a higher price, the price at which shares are purchased under the Purchase Plan for such six month offering period is equal to 85% of the lesser of the fair market value of the common stock on the first day of such offering period or the purchase date, which is the last day of the offering period.

Employee Benefit Plans

The Company has a 401(k) plan that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. All employees age 18 or older with three months of service and whose employment is not governed by a union contract are eligible for participation. After one year of service, the Company contributes 3% of total compensation, which is also subject to annual limits, and may, at its discretion, make additional contributions regardless of profitability. The Company’s contribution related expense was $231,000, $218,000 and $239,000 in 2002, 2003 and 2004, respectively.

Note 11.    Initial Public Offering

In September 2004, the Company completed the sale of 20,700,000 shares of common stock, including the underwriters’ exercise of an over-allotment option, at a price of $12.00 per share. A total of $248,400,000 in gross proceeds was raised in the initial public offering. After deducting the underwriting discount of $17,388,000 and offering expenses of $2,377,000, net proceeds were $228,635,000. A portion of the net proceeds from the initial public offering, together with the Company’s existing cash balances, was used to fund a final dividend of $65,500,000 to its stockholder of record prior to its initial public offering in connection with the termination of its prior S Corporation status (see Note 1).

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Segment Information

The Company considers its business activities to constitute a single segment. A summary of the Company’s revenues by geographic area follows:

	Year Ended December 31, 2002
	Americas	Europe	Asia	Other	Total
	(in thousands)

Revenues:
Product revenues	$7,257	$1,496	$1,697	$—	$10,450
Maintenance and services revenues	4,432	1,015	460	—	5,907

Total	$11,689	$2,511	$2,157	$—	$16,357

	Year Ended December 31, 2003
	Americas	Europe	Asia	Other	Total
	(in thousands)

Revenues:
Product revenues	$21,476	$2,005	$1,397	$33	$24,911
Maintenance and services revenues	5,865	785	618	—	7,268

Total	$27,341	$2,790	$2,015	$33	$32,179

	Year Ended December 31, 2004
	Americas	Europe	Asia	Other	Total
	(in thousands)

Revenues:
Product revenues	$63,711	$3,905	$545	$6,537	$74,698
Maintenance and services revenues	10,874	1,325	791	—	12,990

Total	$74,585	$5,230	$1,336	$6,537	$87,688

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended March 31, 2004 (unaudited)
	Americas	Europe	Asia	Other	Total
	(in thousands)
Revenues:
Product revenues	$12,364	$90	$240	$—	$12,694
Maintenance and services revenues	2,450	123	131	—	2,704

Total	$14,814	$213	$371	$—	$15,398

	Three Months Ended March 31, 2005 (unaudited)
	Americas	Europe	Asia	Other	Total
	(in thousands)
Revenues:
Product revenues	$28,412	$63	$1,434	$1,871	$31,780
Maintenance and services revenues	3,570	351	140	—	4,061

Total	$31,982	$414	$1,574	$1,871	$35,841

At December 31, 2003, 2004 and March 31, 2005, the Company’s property and equipment, net of accumulated depreciation and amortization in the United States was approximately $5,653,000, $5,505,000 and $5,374,000, respectively. At December 31, 2003 and 2004 and March 31, 2005, the Company’s property and equipment, net of accumulated depreciation and amortization in foreign countries was approximately $30,000, $2,974,000, and $2,779,000, respectively.

Note 13.    Subsequent Events

In February 2005, the Company’s Board of Directors resolved to terminate the 2004 Employee Stock Purchase Plan effective April 30, 2005.

Note 14.    Pro Forma Information (Unaudited)

The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had the Company been subject to Federal and state income taxes as a C Corporation. The pro forma provision for income taxes differs from the statutory income tax rate due to the following:

	2002	2003	2004
	(in thousands)
Federal income taxes at the statutory rate	$787	$3,418	$12,654
State income taxes, net of federal benefit	(24)	400	1,335
Research credits	(130)	(101)	—
Foreign taxes	(1)	(71)	89
Amortization of deferred stock compensation	—	506	2,311
Extraterritorial income exclusion	—	—	(1,569)
Other	4	(29)	17

Total pro forma income tax provision	$636	$4,123	$14,837

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma net income and pro forma net income per share amounts for the years ended December 31, 2002 and 2003 have been corrected from the amounts disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 to properly reflect the inclusion of equity in losses of investee and impairment of equity investment. As a result, pro forma net income and pro forma net income per share were affected as follows (in thousands, except per share amounts):

Year ended December 31, 2002	As reported in the 2004 Form 10-K	As corrected
Pro forma net income	$1,992	$1,678
Pro forma net income per share:
Basic	$0.03	$0.03
Diluted	$0.03	$0.03

Year ended December 31, 2003
Pro forma net income	$6,324	$5,643
Pro forma net income per share:
Basic	$0.11	$0.09
Diluted	$0.09	$0.08

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15.    Restated Quarterly Results

Subsequent to the issuance of its consolidated financial statements for the periods ended March 31, 2004 and June 30, 2004, an error was discovered in the calculation of amortization of deferred stock-based compensation that extended back into 2003, as previously disclosed in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. As a result, the Company’s results of operations for the three months ended March 31, 2004 and June 30, 2004, were restated from the amounts previously reported for the respective periods in the registration statement on Form S-1 for our initial public offering. The effects of the error in 2003 were not significant and were recognized in the quarter ended March 31, 2004. A summary of the significant effects of the restatement for the three months ended March 31, 2004 and June 30, 2004 is as follows:

	As Previously Reported	As Restated
	(In thousands)
Three months ended March 31, 2004

Amortization of deferred stock-based compensation	$3,471	$4,337
Income before income taxes	5,694	4,828
Net income	5,327	4,517
Basic net income per share	$0.09	$0.08
Diluted net income per share	$0.08	$0.07

The amounts related to amortization of deferred stock-based compensation are as follows:

Cost of product revenues	$50	$32
Cost of maintenance and services revenues	131	82
Research and development expenses	482	318
Selling and marketing expenses	462	371
General and administrative expenses	2,346	3,534

Three months ended June 30, 2004

Amortization of deferred stock-based compensation	$2,716	$2,151
Income before income taxes	7,481	8,046
Net income	7,168	7,709
Basic net income per share	$0.12	$0.13
Diluted net income per share	$0.10	$0.11

The amounts related to amortization of deferred stock-based compensation are as follows:

Cost of product revenues	$52	$46
Cost of maintenance and services revenues	125	110
Research and development expenses	522	494
Selling and marketing expenses	331	296
General and administrative expenses	1,686	1,205

COGENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 16.    Unaudited Quarterly Information

In the opinion of management, the following unaudited quarterly data has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005
					(As restated (see Note 15))	(As restated (see Note 15))
	(in thousands, except per share data)
Revenues:
Product revenues	$2,081	$3,875	$1,271	$17,684	$12,694	$13,621	$19,933	$28,450	$31,780
Maintenance and service revenues	1,816	1,381	1,705	2,366	2,704	3,441	3,515	3,330	4,061

Total revenues	3,897	5,256	2,976	20,050	15,398	17,062	23,448	31,780	35,841

Cost of revenues:
Cost of product revenues	786	1,422	651	5,022	2,365	3,152	7,577	12,457	13,838
Cost of maintenance and service revenues	391	433	444	783	619	907	1,012	1,069	1,089
Amortization of deferred stock-based compensation	39	39	89	138	114	156	230	169	195

Total cost of revenues	1,216	1,894	1,184	5,943	3,098	4,215	8,819	13,695	15,122

Gross profit	2,681	3,362	1,792	14,107	12,300	12,847	14,629	18,085	20,719
Operating expenses	2,609	2,713	2,783	3,462	7,508	5,217	5,868	5,858	6,789
Other income (expense)	(1)	13	18	42	36	416	106	2,185	1,672
Income tax provision (benefit)	1	35	(62)	603	311	337	(11,578)	4,502	5,537
Equity in losses of investee	(61)	(61)	(62)	(62)	—	—	—	—	—
Impairment of equity investment	—	—	—	(435)	—	—	—	—	—

Net income (loss)	$9	$566	$(973)	$9,587	$4,517	$7,709	$20,445	$9,910	$10,065

Basic net income (loss) per share	$0.00	$0.01	$(0.02)	$0.16	$0.08	$0.13	$0.33	$0.12	$0.12
Diluted net income (loss) per share	$0.00	$0.01	$(0.02)	$0.14	$0.07	$0.11	$0.29	$0.11	$0.11
Shares used in computing basic net income (loss) per share	60,000	60,000	60,000	60,000	60,000	60,000	61,493	80,792	82,008
Shares used in computing diluted net income (loss) per share	66,894	67,464	60,000	68,327	68,576	69,262	70,987	91,716	91,845

******

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1 Cogent's live-scan software enables real-time image previewing for improved quality control and reduced processing time

2 Cogent's Image Flow Technology *enhances* the quality of the stored fingerprint image

3 Cogent employs search algorithms to *improve* the accuracy of the search result

4 Cogent's Data Flow Technology *accelerates* the comparison process to enable searches across millions of fingerprints in seconds

COGENT SYSTEMS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Total
Registration fee	$31,967
NASD filing fee	27,660
Printing and engraving expenses	200,000
Legal fees and expenses	350,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	30,373

Total	$800,000

Item 14. Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation, as amended, and the registrant’s bylaws, as amended, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).

These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Between January 1, 2002 and October 14, 2004, we issued options to approximately 100 employees, directors, consultants and other service providers to purchase up to an aggregate total of 4,470,500 shares of our common stock under our 2000 Stock Option Plan. The exercise prices per share ranged from $0.60 to $18.01. No consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. As of March 31, 2005, 49 option holders had exercised options for an aggregate of 2,580,540 shares and we received an aggregate of $1,014,112 upon the exercise of such options. There were no underwriters employed in connection with these transactions. The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act of 1933, as amended (Securities Act) by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefit plans and contracts relating to compensation.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of the registrant
3.3(1)	Bylaws of the registrant
4.1(2)	Specimen Common Stock Certificate
5.1	Opinion of Morrison & Foerster LLP
10.1(2)	Form of Indemnity Agreement for directors and executive officers
10.2(2)	2000 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement thereunder
10.3(2)	2004 Equity Incentive Plan and forms of Stock Option Agreements thereunder
10.5(2)	Employment Agreement by and between the registrant and Paul Kim, dated January 5, 2004
10.6(2)	Employment Agreement by and between the registrant and Michael Hollowich, dated February 19, 2001
10.7(2)	Employment Agreement by and between the registrant and James Jasinski, dated May 9, 2002
10.8(2)	Automated Fingerprint Matcher Systems Equipment and Services Blanket Purchase Agreement (BPA), dated July 11, 2002 by and between the registrant and INS Headquarters Procurement Division
10.9(2)	Tax Matters Agreement among the registrant, Ming Hsieh, Fong Liu Hsieh, Trustee of the Fong Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 11, 2004
10.10(2)	Stock Sale Agreement, by and among the registrant, Ming Hsieh and Archie Yew, dated December 31, 2003
10.11(2)	Amended and Restated Tax Matters Agreement among the registrant, Ming Hsieh, Fong Liu Hsieh, trustee of the Fong Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 12, 2004
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1(3)	Power of Attorney

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2004.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535).
(3)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 16, 2005 (File No. 333-124968).

(b) Financial Statement Schedules.

The following schedule required to be filed by Item 16(b) is contained on page II-6 of this Report:

Schedule II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2004.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Pasadena, State of California, on the 8th day of June, 2005.

Cogent, Inc.
By:	/s/ Ming Hsieh Ming Hsieh President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ming Hsieh Ming Hsieh	President, Chief Executive Officer and Chairman (Principal Executive Officer)	June 8, 2005

/s/ Paul Kim Paul Kim	Chief Financial Officer (Principal Financial and Accounting Officer)	June 8, 2005

* John C. Bolger	Director	June 8, 2005

* John P. Stenbit	Director	June 8, 2005

* Kenneth R. Thornton	Director	June 8, 2005

*By:	/s/ Paul Kim
Paul Kim Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of the registrant
3.3(2)	Bylaws of the registrant
4.1(2)	Specimen Common Stock Certificate
5.1	Opinion of Morrison & Foerster LLP
10.1(2)	Form of Indemnity Agreement for directors and executive officers
10.2(2)	2000 Stock Option Plan and forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement thereunder
10.3(2)	2004 Equity Incentive Plan and forms of Stock Option Agreements thereunder
10.5(2)	Employment Agreement by and between the registrant and Paul Kim, dated January 5, 2004
10.6(2)	Employment Agreement by and between the registrant and Michael Hollowich, dated February 19, 2001
10.7(2)	Employment Agreement by and between the registrant and James Jasinski, dated May 9, 2002
10.8(2)	Automated Fingerprint Matcher Systems Equipment and Services Blanket Purchase Agreement (BPA), dated July 11, 2002 by and between the registrant and INS Headquarters Procurement Division
10.9(2)	Tax Matters Agreement among the registrant, Ming Hsieh, Fong Liu Hsieh, Trustee of the Fong Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 11, 2004
10.10(2)	Stock Sale Agreement, by and among the registrant, Ming Hsieh and Archie Yew, dated December 31, 2003
10.11(2)	Amended and Restated Tax Matters Agreement among the registrant, Ming Hsieh, Fong Liu Hsieh, trustee of the Fong Liu Hsieh Annuity Trust No. 1 dated May 12, 2004, and Ming Hsieh, Trustee of the Ming Hsieh Annuity Trust No. 1 dated May 12, 2004
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2	Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1(3)	Power of Attorney

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2004.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2004, as amended (File No. 333-115535).
(3)	Incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 16, 2005 (File No. 333-124968).

SCHEDULE II

COGENT, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions and other Adjustments	Balance at End of Period
Year ended December 31, 2002: Allowance for doubtful accounts	$29,000	$51,000		$80,000

Year ended December 31, 2003: Allowance for doubtful accounts	$80,000	$70,000		$150,000

Year ended December 31, 2004: Allowance for doubtful accounts	$150,000	$79,000		$229,000